UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-37372

Collegium Pharmaceutical, Inc.

(Exact name of registrant as specified in its charter)

Virginia	**03-0416362**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
100 Technology Center Drive	**02072**
Stoughton, MA	(Zip Code)
(Address of principal executive offices)	

(781) 713-3699

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered:
Common stock, par value $0.001 per share	COLL	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $926.4 million, based on the closing price of the registrant's common stock on The NASDAQ Global Select Market on June 30, 2025 of $29.57 per share. Shares of the registrant's common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding common stock of the registrant have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not a determination for other purposes.

As of January 31, 2026, there were 31,753,211 shares of the registrant's common stock, par value, $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 Annual Meeting of Shareholders (the "Proxy Statement"), to be filed within 120 days of the registrant's year ended December 31, 2025, are incorporated by reference in Part II and Part III of this Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

Forward-Looking Statements

Statements made in this Annual Report on Form 10-K that are not statements of historical or current facts, such as those under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. These statements may be preceded by, followed by or include the words "aim," "anticipate," "believe," "estimate," "expect," "forecast," "intend," "outlook," "plan," "potential," "project," "projection," "seek," "may," "could," "would," "should," "can," "can have," "likely," the negatives thereof and other words and terms of similar meaning.

Forward-looking statements are inherently subject to risks, uncertainties and assumptions; they are not guarantees of performance. You should not place undue reliance on these statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure you that the assumptions and expectations will prove to be correct.

You should understand that the following important factors could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

- our ability to commercialize and grow sales of our products;
- our ability to maintain regulatory approval of our products, and any related restrictions, limitations, and/or warnings in the label of an approved product;
- the size of the markets for our products, and our ability to service those markets;
- the success of competing products that are or become available;
- our ability to obtain and maintain reimbursement and third-party payor contracts with favorable terms for our products;
- the costs of commercialization activities, including marketing, sales and distribution;
- the rate and degree of market acceptance of our products;
- changing market conditions for our products;
- the outcome of any patent infringement, opioid-related or other litigation that may be brought by or against us;
- the outcome of any governmental investigation related to the manufacture, marketing and sale of opioid medications;
- the performance of our third-party suppliers and manufacturers;
- our ability to secure adequate supplies of active pharmaceutical ingredients for each of our products, manufacture adequate quantities of commercially salable inventory and maintain our supply chain;
- our ability to effectively manage our relationships with licensors and to commercialize products that we in-license from third parties;
- our ability to attract collaborators with development, regulatory and commercialization expertise;
- our ability to obtain funding for our business development;
- our ability to realize all the anticipated benefits from our future acquisitions;
- our ability to comply with the terms of our outstanding indebtedness;
- regulatory and legislative developments in the United States, including the adoption of opioid stewardship and similar taxes that may impact our business;
- our ability to obtain and maintain sufficient intellectual property protection for our products;
- our ability to comply with stringent government regulations relating to the manufacturing and marketing of pharmaceutical products, including U.S. Drug Enforcement Agency ("DEA") compliance;
- our customer concentration, which may adversely affect our financial condition and results of operations;
- the accuracy of our estimates regarding expenses, revenue, capital requirements and need for additional financing; and
- the other risks, uncertainties and factors discussed under the heading "Risk Factors" in this Annual Report on Form 10-K.

In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this Annual Report on Form 10-K (including the exhibits hereto) might not occur. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, even if experience or future developments make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

These and other risks are described under the heading "Risk Factors" in this Annual Report on Form 10-K. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART I

Item 1. Business

Overview

Our mission is to build a leading, diversified biopharmaceutical company committed to improving the lives of people living with serious medical conditions. We have developed, licensed, and acquired a portfolio of meaningfully differentiated products for use in the treatment of attention deficit hyperactivity disorder ("ADHD") and moderate to severe pain. We commercialize our products, consisting of Jornay PM, Belbuca, Xtampza ER, Nucynta ER and Nucynta IR (collectively the "Nucynta Products"), and Symproic, in the United States.

Jornay PM

On September 3, 2024, we acquired Ironshore, which had developed and obtained commercial approval to market Jornay PM in the United States.

Jornay PM is a central nervous system ("CNS") stimulant prescription medicine that contains methylphenidate HCl, a Schedule II methylphenidate, which was approved by the U.S. Food and Drug Administration ("FDA") in August 2018 for the treatment of ADHD in people six years of age and older and currently the only FDA-approved stimulant medication that is dosed in the evening.

The acquisition of Ironshore expands our business beyond pain management and establishes a commercial presence in neuropsychiatry via the ADHD market.

Belbuca

Belbuca is a buccal film that contains buprenorphine, a Schedule III opioid, and was approved by the FDA in October 2015 for severe and persistent pain that requires an extended treatment period with a daily opioid analgesic and for which alternative options are inadequate.

Xtampza ER

Xtampza ER is an abuse-deterrent, extended-release, oral formulation of oxycodone, a Schedule II opioid. Xtampza ER is formulated using our novel abuse-deterrent technology platform, DETERx, which provides extended-release delivery, which is designed to deter abuse and misuse (e.g., crushing, chewing, heating, and injecting). This technology combines an active opioid ingredient with a fatty acid and waxes to form microspheres that are filled into a capsule. These wax-based microspheres are designed to resist particle size reduction and dose dumping when subjected to physical and chemical manipulation.

We are committed to ongoing monitoring and public dissemination of our real-world abuse and diversion data, regardless of the results. The two main sources of real-world abuse, misuse, and diversion data are RADARS® and Inflexxion, an IBH Company. The Researched Abuse, Diversion and Addiction-Related Surveillance (RADARS) System collects product-and geographically-specific data on abuse, misuse, and diversion of prescription drugs through its multiple data sources. Abuse, misuse, and diversion of Xtampza ER has remained low compared to commonly abused Schedule II opioid analgesics since its introduction into the U.S. market. Methods to defeat the tamper resistant properties of Xtampza ER have been reported. However, there is no indication of widespread or expanding abuse or misuse in the data streams evaluated. Potential limitations are based upon the fact that the Poison Center and Treatment Center Program cases involve self-reporting which may lead to: (i) differential misidentification among drug groups which may affect observed differences, and (ii) case counts of drug groups comprised primarily of branded products (other abuse-deterrent formulations of ER opioids) may be overestimated when based on self-reporting and drug groups comprised primarily of generic products (non-abuse-deterrent formulations of ER opioids and IR oxycodone) may be underestimated. The RADARS data represents a single snapshot in time and is subject to change. Therefore, we plan to continue monitoring real world data characterizing the rate of abuse, misuse, and diversion of Xtampza ER.

Nucynta Products

The Nucynta Products are extended-release ("ER") and immediate-release ("IR") oral formulations of tapentadol, a Schedule II opioid. In November 2008, the FDA approved Nucynta ER and Nucynta IR. Nucynta ER is indicated for the management of severe and persistent pain that requires an extended treatment period with a daily opioid analgesic, including neuropathic pain associated with diabetic peripheral neuropathy in adults, and for which alternate treatment options are inadequate. Nucynta IR is indicated for the management of acute pain severe enough to require an opioid analgesic and for which alternative treatments are inadequate in adults and pediatric patients aged 6 years and older with a body weight of at least 40 kg. In August 2023, the FDA granted New Patient Population exclusivity for Nucynta IR in pediatric patients. This grant extended the period of U.S. exclusivity for Nucynta IR from June 27, 2025 to July 3, 2026. In June 2024, the FDA granted pediatric exclusivity to the Nucynta Products for an additional six months, to January 3, 2027 for Nucynta IR and December 27, 2025 for Nucynta ER.

We have entered into an authorized generic agreement with Hikma Pharmaceuticals USA Inc. ("Hikma"), pursuant to which we granted Hikma rights relating to an authorized generic version of the Nucynta Products in the United States. In January 2026, a generic equivalent of Nucynta IR 50mg, 75mg and 100mg tablets was approved under an abbreviated New Drug Application ("ANDA") filed by a third party with the FDA, which carves out pediatric use from its label. As a result of the anticipated launch of the third-party generic equivalent of Nucynta IR, Hikma launched a generic version of Nucynta IR on February 25, 2026. Hikma is expected to launch a generic version of Nucynta ER in the first quarter of 2026.

Symproic

Symproic, an oral formulation of naldemedine, was approved by the FDA in March 2017 for the treatment of opioid-induced constipation ("OIC") in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g., weekly) opioid dosage escalation.

Attention Deficit Hyperactivity Disorder (ADHD) & Treatment

ADHD

ADHD is a CNS disorder characterized by developmentally inappropriate levels of inattention, hyperactivity, and impulsivity. Diagnosis of ADHD requires a comprehensive clinical evaluation based on identifying patients who exhibit the core symptoms of inattention, hyperactivity, and impulsivity.

In 2022–2023, approximately 11.4% of children or 7.1 million aged 3–17 and 6% of adults or 15.5 million had a current diagnosis of ADHD in the United States.

ADHD often begins in childhood and can persist into adulthood. The prevalence of children ever diagnosed increases by age. Over 90% of individuals with childhood ADHD will continue to struggle with residual, fluctuating symptoms and impairments through young adulthood.

ADHD symptoms may present as predominantly inattentive, predominantly hyperactive/impulsive, or combined inattentive/hyperactive/impulsive. ADHD may contribute to low self-esteem, troubled relationships, and difficulty at school or work.

Treatment for ADHD

Patients with ADHD seek treatment primarily due to functional impairment while physicians have historically focused on achieving symptom control. The current era of ADHD management is marked by a rich and diverse treatment options that expands from cognitive behavioral therapy, training interventions, to pharmacotherapy or a combination approach.

Stimulants and nonstimulants are approved for the treatment of ADHD; however, stimulants are considered first-line therapy in children, adolescents, and adults with ADHD because of their greater efficacy. Although their mechanisms of action differ, both amphetamine and methylphenidate have been shown to exhibit efficacy in the management of ADHD by increasing dopamine and norepinephrine availability in the corticostriatal systems that subserve behaviors related to cognition and executive function.

Pain, Pain Management, and Opioid Abuse in the United States

Acute and Chronic Pain

Pain can be classified along many different variables, including severity, duration and etiology. There are two broad categories of pain based on duration: acute pain, or pain that is self-limited and generally requires treatment for no more than up to a few weeks, and chronic pain, or pain that lasts beyond the healing of an injury or that persists longer than 3 to 6 months. The overall prevalence of chronic pain among adults in the United States is 24.3%. Additionally, 8.5% of the U.S. adult population suffer from high-impact chronic pain that frequently limits life or work activities.

In 2021, the economic costs of chronic pain in the United States were estimated to be $722.8 billion, including $530.6 billion in medical care costs and $192.2 billion in lost work productivity, which does not include the cost of care for institutionalized individuals (e.g., nursing home residents, prisoners), military personnel, or children, or the costs associated with caregiving. The estimated annual costs of chronic pain exceed the costs for heart disease, cancer, and diabetes.

Role of Prescription Opioids in the Treatment of Pain

Prescription opioids continue to serve as important tools in the treatment of acute and chronic pain where alternative treatments have been inadequate. Prescription opioids are available in immediate-release formulations as well as in long-acting/extended-release formulations, which incorporate a time-release mechanism designed to deliver steady amounts of opioid, typically over 12 to 24 hours. Extended-release opioids are designed to offer more convenient dosing with a longer period of consistent blood levels of the active drug as compared to immediate-release formulations.

In 2025, there were approximately 133.2 million prescriptions for opioids written in the United States, representing a 2.4% decline from 2023 levels and including approximately 9.5 million prescriptions for long-acting/extended-release opioids, and approximately 123.7 million prescriptions for immediate-release opioids. After marked increases in opioid prescriptions from 2000 to 2015, prescriptions decreased each year since 2015, correlating with rising awareness of the extent and impact of the opioid crisis. However, prescription levels in 2020 returned to levels similar to those seen in the year 2000, when 143.8 million prescriptions for opioids were written in the United States, including 11.4 million prescriptions for extended-release opioids and 132.4 million prescriptions for immediate-release opioids.

Increasingly, practitioners and regulators are focusing on multidisciplinary, multimodal approaches to pain management, including exercise, physical therapy and psychotherapy, and opioid and non-opioid medications. Recognizing the role that opioid therapy continues to play in effective management of moderate to severe pain in appropriate patients, these groups are advocating for best practices that support appropriate opioid prescribing to help mitigate the risks of abuse, addiction and other adverse events associated with prescription opioids.

Prescription Opioid Abuse in the United States

Prescription opioids of all kinds, including both immediate-release and extended-release formulations, are subject to manipulation, diversion, misuse, and abuse. Besides their accepted uses for analgesia, opioids produce a general sense of well-being or euphoria by reducing tension, anxiety, and aggression. These effects contribute to the attractiveness of opioids for abuse and, indeed, the U.S. Centers for Disease Control and Prevention ("CDC") has described abuse of prescription drugs in the United States as a vast and deadly epidemic. The beginning of the opioid overdose epidemic in the late 1990s was marked by a rise in prescription opioid overdose deaths. For a variety of reasons, heroin use began increasing in 2010, and had surpassed prescription opioids as a cause of opioid-related overdose by 2016. Meanwhile, the predominant opioid cause of death in 2013 involved synthetic opioids other than methadone. While opioid-related overdose deaths declined slightly in 2018 (in contrast to the sharp increases during 2014 to 2017), the number of drug overdose deaths was still ten times higher in 2023 than in 1999.

Despite heightened awareness of the risks associated with opioid use, abuse of prescription opioids, including extended-release formulations, continues to be a public health issue. In 2024, 7.6 million, or 2.6% of people aged 12 and older, reported opioid misuse in the prior year as collected by the National Survey on Drug Use and Health sponsored by the Substance Abuse and Mental Health Services Administration ("SAMHSA"). In 2023, the number of reported deaths involving prescription opioids declined to 13,026, an improvement from 2017 levels.

Extended-release opioids may be especially attractive to people who abuse opioids because, if the extended-release mechanism can be defeated through tampering, many extended-release products quickly deliver a relatively large amount of active pharmaceutical ingredient ("API") (i.e., an effect known as "dose dumping"). By manipulating these products, people who abuse opioids achieve a more intense euphoria as a result of rapid increases in the blood concentration of the API.

In response to issues surrounding abuse of prescription opioids, pharmaceutical companies have developed novel, abuse-deterrent formulation strategies. Abuse-deterrent formulations, including the DETERx platform that is incorporated in Xtampza ER, target the known or expected routes of abuse, such as crushing in order to snort or dissolving in order to inject, for the specific opioid drug substance. The FDA has encouraged the development of prescription opioids with abuse-deterrent formulations to help combat the opioid crisis, and expanding access to abuse deterrent formulations is part of the FDA's comprehensive Opioids Action Plan. These technologies, however, do not eliminate the possibility of misuse and abuse. Moreover, no abuse deterrence technology, including DETERx, is able to deter the most common form of abuse, i.e., swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.

Legislative and Regulatory Actions

In response to widespread prescription opioid abuse, the U.S. government and a number of state legislatures enacted new legislation and regulations intended to fight the opioid epidemic. At the federal level (in addition to the DEA and FDA efforts discussed elsewhere in this Annual Report on Form 10-K), in 2016 the CDC issued clinical practice prescribing guidelines intended to reduce opioid-related harms by encouraging primary care physicians to limit the amount of morphine milligram equivalents ("MMEs") that they prescribe for chronic pain patients. On November 4, 2022, the CDC released updated guidance on prescribing opioids for pain. The 2022 prescribing guidelines replaced the 2016 guidelines but retained their principles for prescribing opioids for chronic pain. The updated CDC guidelines note that although opioids should not be considered first-line therapy for pain management, this does not mean that patients should be required to sequentially fail nonpharmacologic and nonopioid therapy before proceeding to opioid therapy, but rather the expected benefits specific to the clinical context should be weighed against risks before initiating therapy.

In addition to CDC, the Department of Health and Human Services ("HHS"), and the Department of Veterans Affairs and the Department of Defense ("VA-DoD") issued clinical practice guidelines in 2017 and updated most recently in 2022 for the evaluation and management of care for patients with chronic pain who are on or being considered for opioid treatment. These guidelines are grounded in patient-centered care and the 2022 update provides algorithms for determining the appropriateness of opioids for chronic pain, determining the initiation of opioids, and maintaining, tapering, discontinuing or switching from full agonist opioid treatment.

While much, if not most, of the state level efforts have focused primarily on increasing people's access to substance abuse treatment and harm reduction measures, some initiatives more directly impact manufacturers and distributors of prescription opioid products; these laws include requirements that manufacturers fund statewide drug take-back programs or pay opioid-specific taxes or "impact fees" and laws that limit the amount of opioid products that a physician may prescribe. Recent years have also seen a variety of proposed and enacted laws and regulations at the federal, state and local level intended to reduce, or limit increases in, pharmaceutical prices, including prescription drug price disclosure laws. Other jurisdictions may enact similar or novel measures intended to reduce or constrain the growth of pharmaceutical spending or otherwise impose policy measures (either opioid-specific or applicable to the pharmaceutical industry as a whole) that could increase our operating costs associated with compliance.

Manufacturing of Our Products

Overview

Jornay PM is manufactured pursuant to supply agreements with third-party manufacturers. Jornay PM drug product is manufactured by Coating Place Inc, in Verona, Wisconsin. Starting in 2026, capsules will be shipped to Patheon in Cincinnati, Ohio to be bottled and packed. This manufacturing process was previously performed by Patheon in Manati, Puerto Rico.

Belbuca and Symproic are manufactured pursuant to supply agreements with third-party manufacturers. Belbuca laminate (i.e., bulk product) is produced by Adhesives Research in Glen Rock, Pennsylvania and LTS Therapy Systems (formerly Tapemark) in St. Paul, Minnesota. Belbuca laminate is then sent to LTS Therapy Systems (formerly Tapemark) in St. Paul, Minnesota where it is converted into individual dosage units and, ultimately, into finished goods.

Xtampza ER is manufactured using a proprietary process. This process is reproducible, scalable, and cost-efficient, and we believe that the microsphere formulation — and the related manufacturing process — is unique in the extended-release opioid market. To date, we have produced Xtampza ER through a contract manufacturing organization, Patheon, a subsidiary of Thermo Fisher Scientific, pursuant to a third-party supply agreement. Our microsphere production is currently conducted in a dedicated manufacturing suite as we transitioned the microsphere production to the new suite in 2021. Patheon has an established record of manufacturing FDA-approved products in the United States, including products containing controlled substances. We own all of the intellectual property, including know-how and specialized manufacturing equipment, necessary to be able to qualify the manufacturing equipment currently located at Patheon's facility at an alternative location (and with an alternative vendor) if necessary.

The Nucynta Products are manufactured pursuant to supply agreements with third-party manufacturers. Nucynta ER is currently manufactured by Patheon in Cincinnati, Ohio. Nucynta IR is manufactured by Halo Pharmaceutical, Inc. in Whippany, New Jersey.

Symproic is manufactured pursuant to supply agreements with third-party manufacturers. Symproic is manufactured by UPM Pharmaceuticals in Bristol, Tennessee and packaged by Sharp Packaging Solutions in Allentown, Pennsylvania.

Drug Substances

The API used to formulate the products in our portfolio and DEA drug scheduling are as follows:

Product	API	DEA Drug Schedule
Xtampza ER	Oxycodone	Schedule II
Nucynta IR	Tapentadol	Schedule II
Nucynta ER	Tapentadol	Schedule II
Jornay PM	Methylphenidate	Schedule II
Belbuca	Buprenorphine	Schedule III
Symproic	Naldemedine	Not a controlled substance

Oxycodone, tapentadol, methylphenidate, and buprenorphine are classified as narcotic controlled substances under U.S. federal law. Xtampza ER, Jornay PM and the Nucynta Products are classified by the DEA as Schedule II controlled substances, meaning these products have a high potential for abuse and dependence but are recognized as having an accepted medical use. Belbuca is classified as a Schedule III controlled substance, meaning it has a moderate to low potential for abuse. Due to the controlled substances classification, the manufacturing, shipping, dispensing and storing of these products are subject to a high degree of regulation, as described in more detail under the caption "— Government Regulation — DEA and Opioid Regulation."

We currently procure the API used in our products from a sole supplier or limited number of suppliers.

Marketing and Commercialization

We commercialize our products in the United States through two dedicated field sales forces, one focused on our pain portfolio and the other on ADHD. Our pain sales force consists of approximately 105 sales representatives and managers that call on the approximately 10,000 health care professionals who write approximately 67% of the branded extended-release opioid prescriptions in the United States, with a primary focus on pain specialists. Our ADHD sales force consists of approximately 200 sales representatives and managers that call on the approximately 21,000 health care professionals who write approximately 60% of the pediatric and adolescent extended release stimulant prescriptions in the United States. We also employ a market-access team to support our formulary approval and payor contracting across our portfolio.

Our marketing strategy focuses on increasing awareness of the differentiated features of our products. As an integral part of educating clinicians regarding the properties and differentiated profiles of our products, our sales force is trained to share information relating to significant risks associated with prescription opioids and stimulants, as applicable, including risks relating to addiction, abuse, and misuse.

We primarily sell our products to wholesalers that, in turn, distribute our products to retail outlets (such as drug store and supermarket chains and independent pharmacies), managed health care organizations and government agencies. Customers in the managed health care market include health maintenance organizations, nursing homes, hospitals, clinics, pharmacy benefit management companies and mail order customers.

Intellectual Property

The protection of patents, designs, trademarks and other proprietary rights that we own or license is critical to our success and competitive position. Xtampza ER is protected by twelve issued patents in the United States (which cover both the abuse-deterrent technology and methods of using it to treat patients), one granted and two pending applications in the European Patent Office, two issued patents in Canada, and one issued patent in each of Japan and Australia. Finally, we have six patent applications pending in the United States, one pending patent application in each of Canada and Japan, and one pending Patent Cooperation Treaty ("PCT") application. One of our issued U.S. patents expired in 2025 and the remaining are projected to expire in 2030 and 2036. Our pending patent applications in the United States, if issued, would be projected to expire in 2030 and 2036. In addition, we use a unique and proprietary process to manufacture our products that requires significant know-how, which we currently protect as trade secrets.

Nucynta IR is protected by one issued patent in the United States (which covers both the drug substance and drug product) that expired in 2025. Nucynta IR is also covered by New Patient Population exclusivity in pediatric patients that is projected to expire in 2027. Nucynta ER is protected by three issued patents in the United States (which cover the drug substance, drug product, certain characteristics of the dosage form, and methods of treating patients), one of which expired in 2025 and the remaining two are projected to expire in 2028 and 2029. Belbuca is protected by three issued patents in the United States (which cover a method of treating patients) that are projected to expire in 2027 and 2032. Jornay PM is protected by sixteen patents in the United States (which cover the pharmaceutical composition, formulation, and methods of treating patients) that are projected to expire in 2032.

We are party to a license agreement with Grünenthal Gmbh (the "Grünenthal License") pursuant to which we license the right to commercialize the Nucynta Products in the United States and its territories and a license agreement with Shionogi (the "Shionogi License") pursuant to which we license the right to commercialize Symproic in the United States and its territories.

We have concluded that some of our technology is best protected as proprietary know-how, rather than through obtaining patents. Except for the Grünenthal License and the Shionogi License, our technology and products are not in-licensed from any third party, and we own all of the rights to Xtampza ER, Belbuca and Jornay PM. We believe we have freedom to operate in the United States and other countries, but there can be no assurance that other companies, known and unknown, will not attempt to assert their intellectual property against us.

We also rely on trademarks and trade designs to develop and maintain our competitive position. We have received trademark registration for Collegium Pharmaceutical, Inc., DETERx, and Xtampza ER in the United States, and acquired trademarks associated with the Nucynta Products in connection with our acquisition of assets and commercialization responsibilities of the Nucynta Products from Assertio Therapeutics, Inc. (the "Nucynta Acquisition"); Belbuca and Symproic in connection with our acquisition of BioDelivery Sciences International, Inc. ("BDSI") ("the BDSI Acquisition"); and Jornay PM in connection with the acquisition of Ironshore.

Our business depends upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how that is not patentable, we rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we generally require our employees, consultants and advisors to enter into confidentiality agreements prohibiting the disclosure of confidential information and, in some cases, requiring disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. Additionally, these confidentiality agreements require that our employees, consultants and advisors do not bring to us, or use without proper authorization, any third party's proprietary technology.

Competition

Our industry is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. Our competitors include major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. However, our primary source of competition stems from the generic opioid and stimulant markets, including both long-acting/extended-release and immediate-release drugs. Non-opioid alternative drugs are also being developed and marketed by a number of other pharmaceutical and biotechnology companies, such as Vertex Pharmaceuticals Incorporated, which in January 2025 obtained approval for suzetrigine for the treatment of moderate to severe acute pain in adults. Belbuca, Xtampza ER, and the Nucynta Products compete with oral opioids, transdermal opioids, local anesthetic patches, and implantable and external infusion pumps that can be used for infusion of opioids and local anesthetics. Jornay PM competes with currently marketed, branded and generic methylphenidate products for the treatment of ADHD. Most of the existing and potential competitors have significantly more financial and other resources than we do. We believe the key competitive factors that will affect the commercial success of our products include the therapeutic efficacy, convenience of dosing and distribution and, in the case of Xtampza ER, the degree of abuse deterrence of competing products, as well as their safety, cost and tolerability profiles.

Government Regulation

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act and other federal and state statutes and regulations govern the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, withdrawal of the product from the market, injunctions, fines, civil penalties, and criminal prosecution. Failure to meet FDA requirements for approval would also result in a medication not being approved for marketing.

The process of developing a pharmaceutical product and obtaining FDA approval to market the medication in the United States typically involves:

- completion of preclinical laboratory and animal testing and formulation studies in compliance with the FDA's good laboratory practices ("GLP") and regulations;
- submission to the FDA of an Investigational New Drug ("IND") application for human clinical testing, which becomes effective 30 days after submission and, if not placed on clinical hold, before human clinical trials may begin in the United States;
- approval by an independent institutional review board, at each clinical trial site before each trial may be initiated;
- performance of adequate and well-controlled human clinical trials in accordance with current good clinical practices ("GCP") and FDA regulations to establish the safety and effectiveness of the proposed drug product for each indication for which FDA approval is sought;
- satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with the FDA's current good manufacturing practices ("cGMP") and regulations;
- submission to the FDA of a NDA or, in the case of a generic drug, an ANDA;
- satisfactory completion of a review by an FDA advisory committee, if convened; and
- FDA review and approval of the NDA or ANDA.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the application type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, stability and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLPs. The results of preclinical testing are submitted to the FDA as part of an IND application along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND application is submitted. The IND becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or subjects under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations and GCP, an international standard for the design, conduct, performance, monitoring, auditing, recording, analyses, and reporting of clinical trials that provides assurance that the data and reported results are credible and accurate, and that the rights, integrity, and confidentiality of trial subjects are protected; and (ii) under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and any effectiveness criteria to be evaluated. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries such as www.ClinicalTrials.gov. Failure to timely register a clinical trial or to submit study results to such public registries can give rise to civil monetary penalties and also prevent a non-compliant party from receiving future grant funds from the federal government.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined.

- Phase 1: This phase includes the initial introduction of an investigational new drug into patients or healthy volunteer subjects. These studies are typically closely monitored and designed to determine the metabolism and pharmacological actions of the drug in humans, the side effects associated with increasing doses, and, in some cases, early evidence of effectiveness.
- Phase 2: This phase includes well-controlled, closely monitored studies conducted in a relatively small number of patients (typically no more than several hundred patients) to assess effectiveness of the drug for particular indication(s) in patients with the diseases or condition under study as well as to determine the common short-term side effects and risks associated with the drug.
- Phase 3: This phase includes expanded controlled and uncontrolled trials which are performed after preliminary evidence suggesting effectiveness of the drug has been obtained. These studies typically include several hundred to several thousand patients and are conducted to gather additional information about the effectiveness and safety of the drug in order to evaluate the overall risk-benefit relationship and provide an adequate basis for labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval on an NDA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor's initial receipt of the information.

Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug does not undergo unacceptable deterioration over its shelf life.

For opioid products designed to deter abuse, FDA guidance regarding studies and clinical trials dictates what types of studies should be conducted to demonstrate abuse-deterrence, how those studies and clinical trials will be evaluated, and what product labeling claims may be approved based on the results of those studies and clinical trials. There are four categories of abuse-deterrence studies and clinical trials: Categories 1, 2 and 3 consist of pre-marketing studies and clinical trials designed to evaluate a product candidate's abuse potential under controlled conditions, while Category 4 studies analyze post-market data to assess the impact of abuse-deterrent properties on actual abuse. The final guidance also provides examples of product label claims that may be made based on the results of the corresponding studies and clinical trials.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission before accepting them for filing. Pursuant to agreements reached during reauthorization of the Prescription Drug User Fee Act ("PDUFA"), the FDA has a goal of acting on most original NDAs within six months or ten months of the application filing date, depending on the nature of the drug and whether the application is assigned a priority or standard review. The FDA has a number of programs intended to help expedite testing, review, and approval of drug candidates that meet certain eligibility criteria. The FDA may refer applications for novel drug products, or drug products that present difficult questions of safety or effectiveness, to an advisory committee – typically a panel that includes clinicians and other experts – for review, evaluation, and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

If the FDA's evaluations of the NDA and of the sponsor's manufacturing facilities are favorable, the FDA will issue an approval letter, and the sponsor may begin marketing the drug for the approved indications, subject to any post-approval requirements, described further below. If the FDA determines it cannot approve the NDA in its current form, it will issue a complete response letter indicating that the application will not be approved in its current form. The complete response letter usually describes the specific deficiencies that the FDA identified in the application and may require additional clinical or other data or impose other conditions that must be met in order to obtain approval of the NDA. After receiving a complete response letter, the applicant may resubmit the application addressing all deficiencies in the letter or withdraw the application. Addressing the deficiencies noted by the FDA can be costly and can result in significant delays prior to approval. Moreover, even if the applicant believes it has addressed the deficiencies, it is possible that approval may not ultimately be obtained.

Where a sponsor wishes to expand the originally approved prescribing information, such as by adding a new indication, it must submit and obtain approval of a sNDA. Changes to an indication generally require additional clinical studies, which can be time-consuming and require the expenditure of substantial additional resources. Under PDUFA, the target timeframe for the review of a sNDA to add a new clinical indication is six or ten months from the receipt date, depending on whether or not the sNDA has priority review. As with an NDA, if the FDA determines that it cannot approve a sNDA in its current form, it will issue a complete response letter as discussed above.

REMS

The FDA has the authority to require a Risk Evaluation and Mitigation Strategy ("REMS"), either as a condition of the approval of an NDA or after approval. A REMS is a program to manage known or potential serious risks associated with a drug product and may be required by the FDA to ensure that the benefits of a drug outweigh its risks. If the FDA determines a REMS is necessary for a new drug, the drug sponsor must submit a proposed REMS plan as part of its NDA prior to approval. The FDA may also impose a REMS requirement on a drug already on the market if the FDA determines, based on new safety information, that a REMS is necessary to ensure that the drug's benefits continue to outweigh its risks. A REMS can include medication guides, communication plans for healthcare professionals, and Elements To Assure Safe Use ("ETASU"). In addition, the REMS must include a timetable for periodically assessing the strategy, at a minimum, at 18 months, three years, and seven years after the REMS approval. The requirement for a REMS can materially affect the potential market and profitability of a drug.

In July 2012, the FDA approved a class-wide REMS for extended-release and long-acting opioid products (Opioid Analgesic REMS). Extended-release formulations of oxycodone, morphine, hydrocodone and hydromorphone, for example, are required to have a REMS. The goal of the Opioid Analgesic REMS is to educate prescribers and other healthcare providers (including pharmacists and nurses) on the treatment and monitoring of patients with pain. Manufacturers subject to this class-wide REMS must work together to implement the REMS as part of the Opioid Analgesic REMS Program Companies ("RPC"), which is a collaboration of drug product companies to implement a single shared REMS to reduce the burden on the healthcare system accessed from the RPC REMs website. The content on this website is determined by, hosted on behalf of, and is financially supported by the RPC. The central component of the extended-release/long-acting opioid REMS program is an education program for healthcare providers who prescribe, and healthcare providers involved in the treatment and monitoring of patients who receive opioid analgesics. Specifically, the REMS includes a product-specific Medication Guide and the Patient Counseling Guide available for distribution to patients who are dispensed the drug, as well as a number of ETASU. These ETASU include REMS-compliant accredited continuing education for healthcare providers, which includes all healthcare providers who prescribe or are involved in the management of patients with pain; information provided to prescribers that they can use to educate patients in the safe use, storage, and disposal of opioids; and information provided to prescribers about the existence of the REMS and the strong recommendation that they complete the available training. Prescriber training required to be offered as part of the REMS is conducted by accredited, independent continuing education providers, without cost to healthcare professionals, under unrestricted grants funded by the opioid analgesic manufacturers. Moreover, REMS assessments must be submitted on an annual basis to assess the extent to which the ETASU are meeting the goals of the REMS and whether the goals or elements should be modified.

In September 2018, and pursuant to its Opioids Action Plan, the FDA approved the final class-wide REMS, which includes several measures to facilitate communication of the risks associated with opioid pain medications to patients and health care professionals. For the first time, FDA notified companies that have NDAs or ANDAs for certain opioid analgesic drug products ("NDA/ANDA holders") of the elements required for a single REMS for opioid analgesic products, whether branded or generic. The REMS requires that training be made available to health care providers who are involved in the management of patients with pain (including nurses and pharmacists) and requires that the education cover broad information about appropriate pain management, including alternatives to opioids for the treatment of pain. In connection with the 2018 REMS, the FDA also approved new product labeling containing information about the health care provider education available through the 2018 REMS. On October 31, 2024, FDA approved a modification to the opioid analgesic REMS to require manufacturers of opioid analgesics dispensed in outpatient settings to provide pre-paid drug mail-back envelopes ("MBEs") upon request to become available by March 31, 2025 to pharmacies and other dispensers of opioid analgesics. As of March 31, 2025, we have made MBEs available on request by pharmacies in accordance with this requirement. Any products mailed-back under this program are sent to a destruction site that operates in compliance with DEA regulations

Advertising and Promotion

The FDA and other federal regulatory agencies closely regulate the marketing and promotion of drugs through, among other things, guidance and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the internet. A product cannot be commercially promoted before it is approved. After approval, product promotion can include only those claims relating to safety and efficacy that are consistent with the labeling approved by the FDA. Healthcare providers are permitted to prescribe drugs for "off-label" uses — that is, uses not approved by the FDA and therefore not described in the drug's labeling — because the FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers' communications regarding off-label uses. Failure to comply with applicable FDA requirements and restrictions in this area may subject a company to adverse publicity and enforcement action by the FDA, the U.S. Department of Justice, or the Office of the Inspector General of HHS, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to drug listing and establishment registration, recordkeeping, periodic reporting, product sampling and distribution, adverse event reporting and advertising, marketing and promotion restrictions. In addition, the Drug Supply Chain Security Act ("DSCSA"), was enacted in 2013 with the aim of building an electronic system to identify and trace certain prescription drugs and biologics distributed in the United States. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers that culminated in November 2023. The FDA established a one-year stabilization period until November 2024 for trading partners to continue to build and validate interoperable systems and processes to meet certain requirements of the DSCSA. In late 2024, the FDA announced it is allowing a further exemption period for eligible trading partners who have successfully completed or made documented efforts to complete data connections with their immediate trading partners but still face challenges exchanging data. The exemption period for eligible manufacturers and repackagers extended until May 27, 2025. The law's requirements include the quarantine and prompt investigation of a suspicious product, to determine if it is illegitimate, notifying trading partners and the FDA of any illegitimate product, and compliance with product tracking and tracing requirements.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require, in addition to REMS discussed above, post-market testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration subjects entities to periodic announced or unannounced inspections by the FDA or these state agencies, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Regulatory authorities may withdraw product approvals, request product recalls, or take other punitive action if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The FDA may require post-approval studies, including post-marketing surveillance and observational studies and clinical trials, if the FDA finds that scientific data, including information regarding related drugs, warrant them. The purpose of such studies would be to collect additional information to assess a known serious risk or signals of serious risk related to the drug or to monitor for or identify an unexpected serious risk when available data indicate the potential for such a risk. The FDA may also require a labeling change if it becomes aware of new safety information that it believes should be included in the labeling of a drug. Discovery of previously unknown problems with a drug or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, untitled or warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others.

The FDA held a meeting of the Anesthetic and Analgesic Drug Products Advisory Committee on April 19, 2023. The committee discussed post-marketing requirements ("PMRs") 3033-11, issued to holders of NDAs for extended-release and long-acting opioid analgesics to evaluate long-term efficacy of opioid analgesics and the risk of opioid-induced hyperalgesia. The discussion focused on a clinical trial designed to address these objectives. The proposed design of study 3033-11, the enriched enrollment randomized withdrawal design, was not supported.

From time to time, legislation is drafted, introduced, passed in Congress and signed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidances, and policies are often revised or reinterpreted by the agency in ways that may significantly affect the manner in which pharmaceutical products are regulated and marketed.

The Hatch-Waxman Amendments

<u>Orange Book Listing</u>

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant's product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors as referenced listed drugs ("RLDs") in support of approval of an ANDA. An ANDA provides for marketing of a drug product that has the same active pharmaceutical ingredient in the same strengths and dosage form as the RLD and has been shown through bioequivalence testing to be therapeutically equivalent to the RLD. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or efficacy of their drug product. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to make certain certifications to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than make certifications concerning a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the new product will not infringe the already approved product's listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

Upon approval of an NDA for a new chemical entity ("NCE"), which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which time the FDA cannot receive any ANDA seeking approval of a generic version of that drug or any Section 505(b)(2) NDA, discussed in more detail below, that relies on the FDA's findings of safety and effectiveness regarding the NCE drug. A sponsor may obtain a three-year period of exclusivity for a change to an approved drug, such as the addition of a new indication to the labeling or a new formulation, if the supplement includes reports of new clinical trials (other than bioavailability clinical trials) essential to the approval of the supplement.

An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period. No ANDA application will receive final approval before any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Section 505(b)(2) NDAs

A Section 505(b)(2) NDA is a special type of NDA often used by applicants seeking approval for new or improved formulations or new uses of previously approved active moieties. Under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, in lieu of developing all of the information normally required for approval of an NDA, an applicant may rely, in part, on data developed by another party and for which the applicant has not obtained a right of reference. Most commonly, 505(b)(2) applicants rely on the FDA's findings of safety and effectiveness in a prior approval of a similar product (although they may also rely on information in published literature). A 505(b)(2) application that references a prior approval may seek approval for some or all of the referenced product's labeled indications and/or for a different indication not included in the referenced product's label.

To the extent that the Section 505(b)(2) applicant is relying on the FDA's findings of safety and effectiveness for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired; until any non-patent exclusivity listed in the Orange Book for the referenced product has expired; and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant. In the interim period, the FDA may grant tentative approval. Tentative approval indicates that the FDA has determined that the applicant meets the standards for approval as of the date that the tentative approval is granted. Final regulatory approval can only be granted if the FDA is assured that there is no new information that would affect final regulatory approval. As with traditional NDAs, a Section 505(b)(2) NDA may be eligible for three-year marketing exclusivity, assuming the NDA includes reports of new clinical trials (other than bioavailability clinical trials) essential to the approval of the NDA. For further detail regarding our litigation with Purdue regarding our Section 505(b)(2) NDA for Xtampza ER, refer to "Item 3. Legal Proceedings".

DEA and Opioid Regulation

Several of our products are regulated as "controlled substances" as defined in the Controlled Substances Act ("CSA"), which establishes registration, security, recordkeeping, reporting, storage, distribution, importation, exportation, and other requirements administered by the DEA.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances have no established medicinal use and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances.

Jornay PM, Xtampza ER, and the Nucynta Products are listed by the DEA as Schedule II controlled substances under the CSA, while Belbuca is listed as a Schedule III controlled substance. Consequently, the manufacturing, shipping, storing, selling and use of these products is subject to a high degree of regulation. Also, distribution and dispensing of these drugs are highly regulated. Schedule II drugs are subject to the strictest requirements for registration, security, recordkeeping, and reporting. Further, all Schedule II drug prescriptions must be signed by a physician, presented to a pharmacist, and may not be refilled without a new prescription.

Annual DEA registration is required for any facility that manufactures, distributes, dispenses, imports, or exports any controlled substance. The registration is specific to the particular location, activity, and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule I or II. Annually, the DEA establishes an aggregate quota for how much active opioid ingredients, such as oxycodone, tapentadol, and methylphenidate, may be produced in total in the United States based on the DEA's estimate of the quantity needed to meet legitimate scientific and medicinal needs. The limited aggregate amount of opioids that the DEA allows to be produced in the United States each year is allocated among individual companies, who must submit applications, at least twice a year, to the DEA for individual production and procurement quotas. Jornay PM, Xtampza ER, and the Nucynta Products are regulated as Schedule II controlled substances, and thus, are subject to the DEA's production and procurement quota system. Our contract manufacturers must receive a quarterly quota from the DEA to produce or procure any Schedule I or Schedule II substance, including methylphenidate for use in manufacturing Jornay PM, oxycodone base for use in manufacturing Xtampza ER and tapentadol for use in manufacturing the Nucynta Products. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments.

Distributions of any Schedule I or II controlled substance must also be accompanied by special order forms, with copies provided to the DEA.

The DEA also requires drug manufacturers to design and implement a system that identifies suspicious orders of controlled substances, such as those of unusual size, those that deviate substantially from a normal pattern and those of unusual frequency, prior to completion of the sale. A compliant suspicious order monitoring system includes well-defined due diligence, "know your customer" efforts and order monitoring.

To enforce these requirements, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in administrative, civil, or criminal enforcement action that could have a material adverse effect on our business, results of operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate administrative proceedings to revoke those registrations. In certain circumstances, violations could result in criminal proceedings.

Individual states also independently regulate controlled substances. We and our contract manufacturers are subject to state regulation on the distribution of these products.

Federal laws have been enacted to address the national epidemics of prescription opioid abuse and illicit opioid use. In 2016, the Comprehensive Addiction and Recovery Act ("CARA"), was enacted to address the national epidemics of prescription opioid abuse and heroin use. CARA expands the availability of naloxone for law enforcement and other first responders, forms an interagency task force to develop best practices for pain management with opioid medications and provides resources to improve state monitoring of opioids. The Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act ("SUPPORT Act"), which was signed into law in November 2018, includes a number of measures directed towards regulation and improvement of treatment for substance use-disorder and increased coverage by the Centers for Medicare and Medicaid Services ("CMS") of medically-assisted treatment options. In addition, the SUPPORT Act requires HHS to report to Congress on existing barriers to access to abuse-deterrent opioid formulations by Medicare Part C and D beneficiaries.

Healthcare Fraud and Abuse Laws and Compliance Requirements

We are subject to federal, state and local laws targeting fraud and abuse in the healthcare industry, violations of which can lead to civil and criminal penalties, including fines, imprisonment and exclusion from participation in federal healthcare programs. These laws are potentially applicable to us as both a manufacturer and a supplier of products and they also apply to hospitals, physicians and other potential purchasers of our products. The applicable federal fraud and abuse laws apply to products or services reimbursed by federal healthcare programs. Some states, however, have applicable fraud and abuse laws that apply more broadly to include products or services reimbursed by private payors.

The federal Anti-Kickback Statute ("AKS") (42 U.S.C. § 1320a-7b(b)) prohibits knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Remuneration is not defined in the AKS and has been broadly interpreted to include anything of value, including for example, gifts, discounts, coupons, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. Under the AKS and the applicable criminal healthcare fraud statutes, a person or entity need not have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS, constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below) or the civil monetary penalties statute, which imposes fines against any person who is determined to have presented or caused to be presented claims to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. The AKS and implementing regulations provide exceptions under certain "safe harbors" for discounting, rebating or personal services arrangements, among other things. However, the lack of uniform court interpretation of the AKS makes compliance with the law difficult. Violations of the AKS can result in significant criminal fines, exclusion from participation in Medicare and Medicaid and follow-on civil litigation, among other things, for both entities and individuals.

Other federal healthcare fraud-related laws also provide criminal liability for violations. The Criminal Healthcare Fraud statute, 18 U.S.C. § 1347, for example, prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. Federal criminal law at 18 U.S.C. § 1001, among other sections, prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

The civil False Claims Act and similar state laws impose liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The *qui tam* provisions of the False Claims Act and similar state laws allow a private individual to bring civil actions on behalf of the federal or state government and to share in any monetary recovery. The Federal Physician Payments Sunshine Act and similar state laws impose reporting requirements for various types of payments to physicians, other licensed healthcare practitioners and teaching hospitals. Failure to comply with required reporting requirements under these laws could subject manufacturers and others to substantial civil monetary penalties. In addition, government entities and private litigants have asserted claims under state consumer protection statutes against pharmaceutical and medical device companies for alleged false or misleading statements in connection with the marketing, promotion and/or sale of pharmaceutical and medical device products, including state investigations and litigation by certain government entities regarding our marketing of opioid products.

The federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Like the AKS, the Patient Protection and Affordable Care Act (the "ACA") amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH") and their respective implementing regulations, also impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys' fees and costs associated with pursuing federal civil actions.

Federal price reporting laws require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products. In addition, federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers. There are also analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensation and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of a pharmaceutical manufacturer's business activities could be subject to challenge under one or more of such laws. Efforts to ensure that business arrangements comply with applicable healthcare laws involve substantial costs. It is possible that governmental and enforcement authorities will conclude that a pharmaceutical manufacturer's business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against a pharmaceutical manufacturer, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, imprisonment, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reporting obligations and oversight if we become subject to integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could adversely affect a pharmaceutical manufacturer's ability to operate its business and the results of operations. In addition, commercialization of any drug product outside the U.S. will also likely be subject to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Third-Party Payor Coverage and Reimbursement

The commercial success of our products will depend, in part, upon the availability of coverage and adequate reimbursement from third-party payors at the federal, state and private levels. Third-party payors include governmental programs such as Medicare or Medicaid, private insurance plans and managed care plans. These third-party payors may deny coverage or reimbursement for a product or therapy in whole or in part if they determine that the product or therapy was not medically appropriate or necessary. Also, third-party payors have attempted to control costs by limiting coverage through the use of formularies and other cost-containment mechanisms and the amount of reimbursement for particular procedures or drug treatments. In addition, some third-party payors also require preapproval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who prescribe such therapies. Payors may also impose step edits, prior authorization requirements, quantity limits, or preferential tiering for lower-cost or generic alternatives, which could delay or limit patient access to our products.

The cost of pharmaceuticals and devices continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will continue to experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. As a result, our operations and business could be adversely affected by current and future third-party payor policies as well as healthcare legislative reforms.

While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the impact of changes in agency leadership, or whether the Trump Administration may propose additional regulatory reforms, these requirements or any announcement or adoption of such proposals could have a material adverse effect on our ability to obtain adequate prices for our products and any other products we may seek to commercialize, and to operate profitably.

Healthcare Reform

In the United States, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs. The Medicare Modernization Act imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for our products. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from Medicare Part D may result in a similar reduction in payments from non-governmental payors.

In March 2010, the ACA was enacted, which significantly changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA of importance to the pharmaceutical and biotechnology industry are the following:

- an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;
- an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;
- a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (later amended to 70%) point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D, a program that has since been eliminated by the Inflation Reduction Act of 2022;
- extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
- expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers' Medicaid rebate liability;
- expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
- a licensure framework for follow-on biologic products;
- a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
- a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and
- establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

The ACA has been subject to challenges in the courts. On June 17, 2021, in an appeal from a lower court decision holding that the individual mandate under the Affordable Care Act is unconstitutional, the Supreme Court ruled that the plaintiffs lacked standing to challenge the law as they had not alleged personal injury traceable to the allegedly unlawful conduct. As a result, the Supreme Court did not rule on the constitutionality of the ACA or any of its provisions.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. The Budget Control Act of 2011 and subsequent legislation has resulted in reductions to Medicare payments to providers of up to 2% per fiscal year, which will remain in effect through 2031 unless additional action is taken by Congress.

The American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and, accordingly, our financial operations.

The American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. As a result, manufacturers may be required to pay Medicaid rebates that exceed the sales price of a drug, which could have a material adverse effect on our results of operations.

The Inflation Reduction Act of 2022 ("IRA") contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated "maximum fair price" for certain selected drugs or pay an excise tax for noncompliance. Another component of the IRA includes the establishment of rebate payment requirements on Medicare

Part D drugs which penalize price increases that outpace inflation. The IRA also redesigned Medicare Part D to reallocate cost across the various stakeholders: CMS, payors, manufacturers, and beneficiaries. Certain aspects of the Part D redesign took effect in 2024 which ultimately shifts some liability from beneficiaries to the payors. All remaining components of the Part D Redesign took effect starting on January 1, 2025, including, eliminating the previous coverage gap which has been replaced with greater exposure for manufacturers after the beneficiary pays their deductible. Additionally, the exemption previously applied on the low-income subsidy ("LIS") population has been removed and increases manufacturer rebate exposure for that population. Some manufacturers, including Collegium, may be able to qualify for a "phase in" of rebate utilization for the LIS population which should limit our exposure in the short term, but will increase it over time. The implementation of the IRA is currently subject to ongoing litigation that challenges the constitutionality of the IRA's Medicare drug price negotiation program. The IRA could have the effect of reducing the prices we can charge and reimbursement we receive for our products, thereby reducing our profitability, and could have a material adverse effect on our financial condition, results of operations and growth prospects. The effect of the IRA on our business and the pharmaceutical industry in general is not yet known.

In addition, the One Big Beautiful Bill Act of 2025 imposed significant reductions in Medicaid funding, additional work requirements for certain Medicaid beneficiaries and more frequent eligibility redeterminations. These changes are expected to place increased pressure on state Medicaid budgets and could reduce enrollment, utilization and reimbursement levels for prescription drugs, including our products, which could adversely affect our business.

The Trump Administration has issued several executive orders and supported regulatory initiatives in 2025 that could significantly affect prescription drug pricing. On May 12, 2025, President Trump issued an executive order directing the Secretary of Health and Human Services to establish and communicate most-favored-nation ("MFN") price targets and to pursue rulemaking to impose MFN-based pricing if sufficient progress is not achieved, while also supporting direct-to-patient sales models for manufacturers meeting such targets. The executive order further contemplates additional actions, including potential modification of marketing approvals or use of drug importation authorities, if manufacturers do not comply.

In December 2025, CMS issued proposed rules that would create alternative payment models for Medicaid, Medicare Part B, and Medicare Part D that incorporate international reference-indexed MFN pricing principles, including proposed mandatory rebate models for certain single-source drugs under Medicare Part B and Part D. These proposals are expected to face legal challenges, and their timing, scope and ultimate impact on manufacturer pricing and revenues remain uncertain.

Further, the White House in January 2026 released the "Great Healthcare Plan," calling for Congress to codify the Trump Administration's MFN drug-pricing deals (including to extend the results of recent voluntary negotiations following the May 2025 executive order), and also proposing measures that could affect pharmaceutical pricing and utilization dynamics more broadly, including expanding over-the-counter availability for certain verified-safe drugs and additional PBM/health insurance transparency and subsidy reforms. Any such legislation or implementing regulations could affect our pricing flexibility, contracting strategy, distribution channels, and net revenues. In addition, the Trump Administration is likely to propose additional new regulations that reform healthcare delivery in the United States, including related to healthcare and drug costs and pharmacy benefit manager reform, among other areas, the effect of which on our business and the pharmaceutical industry in general is not yet known.

Our Environmental, Social, and Governance ("ESG") Initiatives

Our commitment to serving as a responsible corporate citizen is rooted in our longstanding history of advancing our mission, executing our commercial strategy, governing our business to drive efficiency and value creation, and supporting our communities. We have prioritized corporate governance and risk mitigation; employee development and culture; our environmental footprint; and giving back to our communities. As a reflection of this commitment, our annual Corporate Scorecard has included metrics relating to our performance relative to specific ESG initiatives.

In February 2026, we published our fourth annual ESG report on our corporate website highlighting our ESG accomplishments to date. The information contained in our ESG report is not a part of, nor is it incorporated by reference into, this Form 10-K.

Human Capital Management

Collegium Culture and Employee Engagement

Our employees are foundational to our current and future success, and we believe that their engagement and commitment are among our most valuable assets. As we seek to build and sustain a challenging, inspiring, and inclusive environment for our employees, we have focused on talent acquisition and retention; employee training and development; nurturing a positive culture; and employee health and safety.

At Collegium, we recognize that we have a responsibility to hold ourselves to the highest standard of business and professional ethics. Our Core Values are the foundational principles of our organization and guide our work, how we interact with each other and our communities and influence the business strategies we employ to fulfill our mission. Our Core Values are: Uphold Integrity, Embrace Differences, Encourage Expression, and Be Accountable.

We prioritize transparency, recognition, and collaboration to support our team's engagement. We facilitate transparent communications through various channels, such as quarterly all-employee meetings, small-group employee conversations with our Chief Executive Officer, and periodic employee engagement surveys.

Talent Acquisition and Retention

We seek to identify, recruit, retain, incentivize, and integrate our existing and new employees, advisors, and consultants. All full-time employees receive stock-based and cash-based compensation awards through the compensation cycle; stock-based compensation includes restricted stock units for the entire organization. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel as they strive to increase stockholder value and contribute to the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Employee Training and Development

We believe career development begins with good conversations between employees and their managers that ensure regular feedback, and we have implemented tools and annual processes that allow all employees in conjunction with their managers to explore possibilities and drive development action. Our comprehensive performance review process ensures our employees are on track with their development throughout the year.

Employee Health and Safety

We believe that the success of our business is fundamentally connected to the well-being of our employees; accordingly, we are committed to their health, safety, and wellness. We provide all employees and their families with access to a variety of innovative, flexible, and convenient health and wellness programs.

Employees

As of December 31, 2025, we had a total of 423 full-time employees.

Our Executive Officers

The following table lists the positions, names and ages of our executive officers as of February 26, 2026:

Name	Age	Position(s)
Vikram Karnani	51	Director, President and Chief Executive Officer
Colleen Tupper	50	Executive Vice President and Chief Financial Officer
Scott Dreyer	53	Executive Vice President and Chief Commercial Officer
David Dieter	62	Executive Vice President, General Counsel and Corporate Secretary
Thomas Smith	65	Executive Vice President and Chief Medical Officer

Vikram Karnani, Director, President and Chief Executive Officer. Mr. Karnani has served as our President and Chief Executive Officer, and as director, since November 2024. Mr. Karnani previously served as Executive Vice President and President, Global Commercial Operations and Medical Affairs at Amgen Inc. ("Amgen"), a global biotechnology company. Mr. Karnani joined Amgen in October 2023 through Amgen's acquisition of Horizon Therapeutics plc ("Horizon"). Mr. Karnani joined Horizon in 2014, holding numerous leadership positions including Executive Vice President and President, International, from August 2020 until October 2023; Executive Vice President and Chief Commercial Officer from March 2018 to August 2020; Senior Vice President, Rheumatology Business Unit from February 2017 to March 2018; and General Manager, Specialty Business Unit from July 2014 until February 2017. Prior to joining Horizon, Mr. Karnani was with Fresenius Kabi AG ("Fresenius Kabi"), a global health care company, where he served as Vice President of the therapeutics and cell therapy business from October 2011 to July 2014. Mr. Karnani also held various positions in business development, corporate strategy and strategic marketing within Fenwal Inc., a global blood technology company that was acquired by Fresenius Kabi,from November 2008 to October 2011. Mr. Karnani has a master's degree from the Kellogg School of Management at Northwestern University, a master's degree in electrical engineering from Case Western Reserve University and a bachelor of science degree in electrical engineering from University of Bombay, India.

Colleen Tupper, Executive Vice President and Chief Financial Officer. Ms. Tupper joined us in May 2021 as Executive Vice President and Chief Financial Officer. Prior to joining us, Ms. Tupper most recently served as Chief Financial Officer, U.S. Business Unit as well as a member of the U.S. Business Unit Executive Leadership Team and the Global Finance Leadership Team at Takeda from January 2019 to April 2021. Prior to that role, Ms. Tupper held several roles of increasing responsibility at Shire Pharmaceuticals (acquired by Takeda in 2019) including Vice President, U.S. Commercial Finance; Vice President, Finance Integration Lead; and Vice President, Head of Finance Global Neuroscience and Ophthalmics. Earlier in her career, Ms. Tupper served in various finance and accounting roles at both Shire Pharmaceuticals and Antigenics (now Agenus). Ms. Tupper received a B.S. in Accounting from Franklin Pierce University.

Scott Dreyer, Executive Vice President and Chief Commercial Officer. Mr. Dreyer was appointed as our Executive Vice President and Chief Commercial Officer in July 2018. Mr. Dreyer joined us in January 2018 as Senior Vice President of Sales, Marketing, Commercial Capabilities and Training. He has over 25 years of commercial experience across sales, marketing, commercial operations and strategic planning, all within the biopharma industry. Most recently, Mr. Dreyer was Senior Vice President, Marketing and Commercial Operations for The Medicines Company. Prior to joining The Medicines Company, he was Vice President and Chief Marketing Officer-U.S. at Biogen. Prior to Biogen, Mr. Dreyer held various commercial leadership positions of increasing responsibility at Merck & Co, including Vice President-U.S. Hospital and Oncology Sales and Commercial Operations, Vice President-U.S. Primary Care Sales, Executive Director U.S. Regional Marketing Leader – Neuroscience, Executive Director Customer Marketing and Solutions, Sr. Director of Strategic Planning and Director of Cardiovascular Marketing. Mr. Dreyer received his B.S. in Biology from Messiah College.

David Dieter, Executive Vice President, General Counsel and Corporate Secretary. Mr. Dieter has served as our Executive Vice President, General Counsel and Corporate Secretary since March 2025. Mr. Dieter previously served as an independent legal advisor from October 2024 until February 2025 within the biopharma industry. Prior to this, Mr. Dieter served as Vice President, Legal at Horizon Therapeutics USA, Inc. ("Horizon USA") (which was acquired by Amgen in October 2023) where he managed internal and external legal counsel and served as an advisor to leadership across business functions on corporate and commercial matters, as well as international expansion, from October 2021 until February 2024, after which time he was not employed until October 2024. Mr. Dieter was previously Associate General Counsel at Horizon USA, where he also assisted with Horizon USA's business development transactions, from January 2017 until October 2021. Before Horizon USA, David held several leadership roles at Takeda, including Vice President, Government Affairs and Associate General Counsel for Commercial Law. Earlier in his career, Mr. Dieter was a Partner at Freeborn & Peters, a mid-sized, full-service law firm which has since merged with Smith Gambrell Russell, and an Associate at Perkins Coie, a global law firm. Mr. Dieter received a B.A. in Economics from the University of Tennessee, Knoxville and a J.D. from the University of Illinois College of Law, Champaign.

Thomas Smith, M.D., Executive Vice President and Chief Medical Officer. Dr. Smith has served as our Executive Vice President and Chief Medical Officer since March 2022 following the acquisition of BDSI. Dr. Smith has more than 25 years of experience in a variety of leadership roles at various major pharmaceutical companies, including serving as the Chief Medical Officer for BDSI from July 2018 until March 2022, Charleston Laboratories from January 2017 to July 2018, Ameritox and Mallinckrodt Pharmaceuticals. Prior to these roles, Dr. Smith served in scientific, medical and clinical leadership roles at Abbott Laboratories, Teva Pharmaceuticals and Kendle International. He is a member of several medical and scientific societies, including the American Medical Association and the American Academy of Family Physicians. Dr. Smith earned his M.D. from the Indiana University School of Medicine and a B.S. from Purdue University.

Our Corporate Information

We are headquartered in Stoughton, Massachusetts and our common stock trades on the NASDAQ Global Select Market ("NASDAQ") under the trading symbol "COLL."

Our predecessor was incorporated in Delaware in April 2002 under the name Collegium Pharmaceuticals, Inc. and in October 2003, our predecessor changed its name to Collegium Pharmaceutical, Inc. In July 2014, we reincorporated in the Commonwealth of Virginia pursuant to a merger whereby Collegium Pharmaceutical, Inc., a Delaware corporation, merged with and into Collegium Pharmaceutical, Inc., a Virginia corporation, with the Virginia corporation surviving the merger.

Available Information

We maintain a website at www.collegiumpharma.com. We make available, free of charge on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after we electronically file those reports with, or furnish them to, the Securities and Exchange Commission ("SEC"). We also make available, free of charge on our website, the reports filed with the SEC by our officers, directors and 10% shareholders pursuant to Section 16 under the Exchange Act as soon as reasonably practicable after copies of those filings are provided to us by those persons. The SEC also maintains a website, at www.sec.gov, that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically. The information contained on, or that can be accessed through, our website is not a part of or incorporated by reference in this Form 10-K.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. Investors should carefully consider the risks described below, as well as all other information included in this Annual Report on Form 10-K, including our financial statements, the notes thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." If any of the following risks actually occurs, our business, financial condition, operating results, prospects and ability to accomplish our strategic objectives could be materially harmed. As a result, the trading price of our common stock could decline and investors could lose all or part of their investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our common stock.

Risk Factors Summary

Our business is subject to a number of risks and uncertainties, including those risks discussed at length below. These risks include, among others, the following principal risk factors that make an investment in our company speculative or risky. You are encouraged to carefully review our full discussion of the material risk factors relevant to an investment in our business, which follows the brief bulleted list of our principal risk factors set forth below:

- Our ability to maintain profitability is dependent upon our ability to continue successfully commercializing our products and any products we may acquire in the future;
- We have substantial outstanding indebtedness, which may adversely affect our business, financial condition and results of operations;
- Adverse developments affecting the financial services industry could adversely affect our business, financial condition, or results of operations;
- If we cannot continue successfully commercializing our products and any products that we may acquire in the future, our business, financial condition and results of operations may be materially adversely affected and the price of our common stock may decline;
- Despite receiving approval by the FDA, additional data may emerge that could change the FDA's position on the product labeling of any of our products, including our abuse-deterrent claims with respect to Xtampza ER, and our ability to market our products successfully may be adversely affected;
- Belbuca, Xtampza ER, and the Nucynta Products are subject to mandatory Risk Evaluation and Mitigation Strategy ("REMS") programs, which could increase the cost, burden and liability associated with the commercialization of these products;
- Failure to comply with ongoing governmental regulations for marketing our products, and in particular any failure to promote Xtampza ER's abuse deterrent labeling in compliance with FDA regulations, could delay or inhibit our ability to generate revenues from their sale and could also expose us to claims or other sanctions;

- Unfavorable outcomes in intellectual property litigation could be costly and potentially limit our ability to commercialize our products;
- If we are unable to obtain or maintain intellectual property rights for our technologies, products or any products we may acquire, we may lose valuable assets or be unable to compete effectively in our market;
- We have been, and may continue to be, forced to litigate to enforce or defend our intellectual property, which could be expensive, time consuming and unsuccessful, and result in the loss of valuable assets;
- Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements;
- If we are unable to utilize our own sales and marketing capabilities successfully or enter into strategic alliances with marketing collaborators, we may not continue to be successful in commercializing our products and may be unable to generate sufficient product revenue;
- If the medical community, patients, and healthcare payors do not accept and use our products, we will not achieve sufficient product revenues and our business will suffer;
- Our products contain controlled substances, the manufacture, use, sale, importation, exportation and distribution of which are subject to regulation by state and federal law enforcement and other regulatory agencies;
- Current and future legislation may increase the difficulty and cost for us to continue to commercialize our products and may reduce the prices we are able to obtain for our products;
- Our products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could have a material adverse effect on our business. Such pricing regulations may address the rebates that manufacturers offer to pharmaceutical benefit managers, or the discounts that manufacturers provide others within the pharmaceutical distribution chain;
- Social issues around the abuse of opioids, including law enforcement concerns over diversion of opioids and regulatory and enforcement efforts to combat abuse, could decrease the potential market for our opioid products and may adversely impact external investor perceptions of our business;
- If the FDA or other applicable regulatory authorities approve generic products with claims that compete with our opioid products, our sales could decline;
- If the third-party manufacturers of our products fail to devote sufficient time and resources to these products, or their performance is substandard, and/or we encounter challenges with our dedicated manufacturing suite at our third-party manufacturer's site for the manufacturing of Xtampza ER, our costs may be higher than expected and could have a material adverse effect on our business;
- Because we currently rely on a sole supplier or limited number of suppliers to manufacture the active pharmaceutical ingredient of our products, any production problems with any of these suppliers could have a material adverse effect on us;
- We depend on wholesale pharmaceutical distributors for retail distribution of our products; if we lose any of our significant wholesale pharmaceutical distributors or their distribution network is disrupted, our financial condition and results of operations may be adversely affected;
- Our products could be subject to post-marketing requirements, which requirements may, in some cases, not be capable of timely or satisfactory completion without participation in consortia over which we have limited control;
- We may not realize all the anticipated benefits from our future acquisitions, and we may be unable to successfully integrate future acquisitions;
- Our business may be adversely affected by certain events or circumstances outside our control, including macroeconomic conditions and geopolitical turmoil;
- Litigation or regulatory action regarding opioid medications could negatively affect our business;
- We face substantial competition from other biotechnology and pharmaceutical companies, which may result in others discovering, developing or commercializing products more successfully than we do;
- Commercial sales of our products may expose us to expensive product liability claims, and we may not be able to maintain product liability insurance on reasonable terms or at all;
- Our relationships with customers and payors are subject to applicable anti-kickback, fraud and abuse, transparency, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm, administrative burdens, and diminished profits and future earnings; and
- The price of our common stock may be volatile and you may lose all or part of your investment.

Risks Related to Our Financial Position and Capital Needs

Our ability to maintain profitability is dependent upon our ability to continue successfully commercializing our products and any products that we may acquire in the future. Our failure to do so successfully could impair our growth strategy and plans and could have a material adverse effect on our business, financial position, and operating results.

Our ability to maintain profitability depends upon our ability to realize the full commercial potential of our products and to commercialize successfully any other products that we may in-license or acquire in the future. Our ability to generate revenue from our current or future products depends on a number of factors, including our ability to:

- realize a commercially viable price for our products;
- manufacture commercial quantities of our products at acceptable cost levels;
- sustain a commercial organization capable of sales, marketing and distribution for the products we sell;
- obtain coverage and adequate reimbursement from third parties, including government payors;
- acquire new products, or develop new indications or line extensions for existing products, in the event that revenues from our existing products are impacted by price controls, loss of intellectual property exclusivity or competition; and
- comply with existing and changing laws and regulations that apply to the pharmaceutical industry, including opioid manufacturers, and to our products specifically, including FDA post-marketing requirements.

If we fail to maintain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, we had a gross U.S. federal net operating loss ("NOL") carryforward of approximately $66.6 million and state NOL carryovers of approximately $192.4 million. The U.S. federal and state NOL carryforwards expire at various dates through 2037. Federal NOLs and certain state NOLs incurred in 2018 and onward have an indefinite expiration under the Tax Cuts and Jobs Act of 2017 and applicable state statutes. We also had U.S. federal tax credits of approximately $0.7 million. We do not have any state tax credits. These tax attributes are generally subject to a limited carryover/carryback period and are also subject to the annual limitations that may be imposed under Section 382 of the Internal Revenue Code of 1986. Refer to Note 19, *Income Taxes*, to our consolidated financial statements included in Part IV of this Annual Report on Form 10-K for more information.

We have substantial outstanding indebtedness, which may adversely affect our business, financial condition and results of operations.

In December 2025, we entered into a Credit Agreement by and among us, the lenders from time to time party thereto and Truist Bank, as administrative agent (the "2025 Credit Agreement"), of which $580.0 million in principal was outstanding as of December 31, 2025 (the "2025 Term Loan"). In addition, we have $241.5 million in 2.875% convertible senior notes due in 2029 (the "2029 Convertible Notes").

We may also incur additional indebtedness to meet future financing needs. Our existing and future levels of indebtedness could have significant negative consequences for our security holders and our business, results of operations and financial condition by, and among other things:

- requiring the dedication of a substantial portion of our cash flows from operations to service our indebtedness, which will reduce the amount of cash available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;
- limiting our ability to obtain additional financing;
- limiting our flexibility to plan for, or react to, changes in our business;
- exposing us to the risk of increased interest rates as certain of our borrowings, including the 2025 Term Loan, are at variable rates of interest;
- diluting the interests of our existing shareholders as a result of issuing shares of our common stock upon conversion of the 2029 Convertible Notes;
- placing us at a possible competitive disadvantage with competitors that are less leveraged than we are or have better access to capital; and
- increasing our vulnerability to downturns in our business, our industry or the economy in general.

Holders of our 2029 Convertible Notes, subject to a limited exception described in the notes, may require us to repurchase their notes following a fundamental change at a cash repurchase price generally equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion, we will satisfy part or all of our conversion obligation in cash unless we elect to settle conversions solely in shares of our common stock. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase the notes or pay the cash amounts due upon conversion. Applicable law, regulatory authorities and the agreements governing our other indebtedness may restrict our ability to repurchase the notes or pay the cash amounts due upon conversion, and any failure by us to repurchase notes or to pay the cash amounts due upon the conversion when required would constitute a default under the indenture.

Additionally, the indenture governing the 2029 Convertible Notes and our 2025 Credit Agreement contain certain covenants and obligations applicable to us, including, without limitation, covenants that limit our ability to incur additional indebtedness or liens, make acquisitions or other investments or dispose of assets outside the ordinary course of business, which could limit our ability to capitalize on business opportunities that may arise or otherwise place us at a competitive disadvantage relative to our competitors.

Failure to comply with covenants in the indenture governing the 2029 Convertible Notes or in the 2025 Credit Agreement would constitute an event of default under those instruments, notwithstanding our ability to meet our debt service obligations. A default under the indenture or a fundamental change could also result in a default under one or more of the agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. In such event, we may not have sufficient funds to satisfy all amounts that would become due. The 2025 Credit Agreement includes various customary remedies for the lenders following an event of default, including the acceleration of repayment of outstanding amounts under the 2025 Credit Agreement and execution upon the collateral securing obligations under the 2025 Credit Agreement. In addition, because our assets are pledged as a security under the 2025 Credit Agreement, if we are not able to cure any default or repay outstanding borrowings, our assets would be subject to the risk of foreclosure by our lenders.

Further, amounts outstanding under our 2025 Credit Agreement bear an annual interest rate equal to term Secured Overnight Financing Rate ("SOFR") plus a spread adjustment ranging from 2.75% to 3.75%. We have not hedged our interest rate exposure with respect to our floating rate debt. Accordingly, our interest expense for any period will fluctuate based on SOFR and other variable interest rates, as applicable. To the extent the interest rates applicable to our floating rate debt increase, our interest expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected.

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business, financial condition, or results of operations.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in early 2023, several financial institutions closed and were taken into receivership by the Federal Deposit Insurance Corporation ("FDIC"). Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial services industry or economy in general. Further, investor concerns regarding domestic or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to cash and liquidity resources could, among other risks, adversely impact our ability to meet our financial obligations, which could have material adverse impacts on our liquidity and our business, financial condition, or results of operations.

Risks Related to our Products

If we cannot continue successfully commercializing our products and any products that we may acquire in the future, our business, financial condition and results of operations may be materially adversely affected and the price of our common stock may decline.

Our business and future success are substantially dependent on our ability to continue successfully commercializing our products, including Jornay PM, Belbuca, Xtampza ER, the Nucynta Products, Symproic, and any products that we may acquire in the future.

Our ability to continue successfully commercializing our products will depend on many factors, including but not limited to:

- our ability to manufacture commercial quantities of our products at reasonable cost and with sufficient speed to meet commercial demand;
- our ability to execute sales and marketing strategies successfully and continually;
- our success in educating physicians, patients and caregivers about the benefits, administration, use and coverage of our products;
- with respect to Xtampza ER, the perceived availability and advantages, relative cost, relative safety and relative efficacy of other abuse-deterrent products and treatments with similar indications;
- our ability to defend successfully any challenges to our intellectual property or suits asserting patent infringement relating to our products;
- the availability and quality of coverage and adequate reimbursement for our products;
- a continued acceptable safety profile of our products;
- our ability to acquire new products, or develop new indications or line extensions for existing products, in the event that revenues from our existing products are impacted by price controls, loss of intellectual property exclusivity or competition; and
- our ability to comply with applicable legal and regulatory requirements, including any additional manufacturing or packaging requirements that may become applicable to certain opioid products.

Many of these matters are beyond our control and are subject to other risks described elsewhere in this "Risk Factors" section. Accordingly, we cannot assure you that we will be able to continue successfully commercializing or to generate sufficient revenue from our products. If we cannot do so, or are significantly delayed in doing so, our business will be materially harmed.

Despite receiving approval by the FDA, additional data may emerge that could change the FDA's position on the product labeling of any of our products, including our abuse-deterrent claims with respect to Xtampza ER, and our ability to market our products successfully may be adversely affected.

Xtampza ER was approved with label language describing abuse-deterrent properties of the formulation with respect to the nasal and IV routes of abuse, consistent with Guidance for Industry, "Abuse-Deterrent Opioids- Evaluation and Labeling." In November 2017, the FDA approved a supplemental NDA for Xtampza ER to include comparative oral pharmacokinetic data from a clinical study evaluating the effect of physical manipulation by crushing Xtampza ER compared with OxyContin and a control (oxycodone hydrochloride immediate-release), results from an oral human abuse potential study and the addition of an oral abuse deterrent claim.

The FDA can require changes to the product labeling for any of our products at any time, which can impact our ability to generate product sales. For example, on July 31, 2025, the FDA announced that it will be requiring safety related labeling changes for all opioid pain medications, including clearer risk information, dosing warnings, use limits, treatment guidance, safe discontinuation instructions, information on overdose reversal agents, an enhanced drug interaction warning, additional overdose risk information, and digestive health information. We have implemented the required labeling changes and continue to monitor and comply with applicable FDA requirements. Additionally, if the FDA determines that our post-marketing data for Xtampza ER does not demonstrate that the abuse-deterrent properties result in reduction of abuse, or demonstrates a shift to routes of abuse that present a greater risk, the FDA may find that product labeling revisions are needed, and potentially require the removal of our abuse-deterrence claims, which would have a material adverse effect on our ability to continue successfully commercializing Xtampza ER. The imposition of label changes now or in the future could delay or preclude us from realizing the full commercial potential of our products.

Our opioid products are subject to mandatory REMS programs, which could increase the cost, burden and liability associated with the commercialization of these products.

The FDA has imposed a class-wide REMS on all IR, ER and long-acting opioid drug products (known as the Opioid Analgesic REMS). The FDA continually evaluates whether the REMS program is meeting its goal of ensuring that the benefit of these drugs continue to outweigh their risks, and whether the goals or elements of the program should be modified. As opioids, Xtampza ER, the Nucynta Products and Belbuca are subject to the Opioid Analgesic REMS.

Any modification of the Opioid Analgesic REMS by the FDA to impose additional or more burdensome requirements could increase the costs associated with marketing these products and/or reduce the willingness of healthcare providers to prescribe these products, which would have a material adverse effect on our ability to continue to successfully commercialize and generate sufficient revenue from these products.

Failure to comply with ongoing governmental regulations for marketing our products, and in particular any failure to promote Xtampza ER's abuse deterrent labeling in compliance with FDA regulations, could delay or inhibit our ability to generate revenues from their sale and could also expose us to claims or other sanctions.

In addition to scrutiny by the FDA, advertising and promotion of any pharmaceutical product marketed in the United States is heavily scrutinized by, among others, the Department of Justice, the Office of Inspector General for the U.S. Department of Health and Human Services, state attorneys general, members of Congress and the public. Violations, including promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by government agencies. In September 2025, the FDA announced increased scrutiny of advertising and promotional practices, with a particular focus on direct-to-consumer ("DTC") advertising, and released a large number of untitled and warning letters citing allegedly misleading claims in the marketing of prescription pharmaceutical products. This heightened enforcement environment increases the risk that our promotional materials, even if we believe them to be compliant, could be challenged by the FDA or by consumers or plaintiffs' counsel. If we cannot successfully manage the promotion of our products, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

In particular, Xtampza ER has FDA-approved product labeling that describes its abuse deterrent features, which allows us to promote those features and differentiate Xtampza ER from other opioid products containing the same active pharmaceutical ingredients. Because the FDA closely regulates promotional materials and other promotional activities, even though the FDA-approved product labeling includes a description of the abuse deterrent characteristics of Xtampza ER, the FDA may object to our marketing claims and product advertising campaigns.

Engaging in off-label promotion of our products, including Xtampza ER, could subject us to false claims liability under federal and state statutes, and other litigation and/or investigations, and could lead to the issuance of warning letters or untitled letters, suspension or withdrawal of our products from the market, recalls, fines, disgorgement money, operating restrictions, injunctions, and civil or criminal prosecution. Any of these consequences would harm the commercial success of our products, including Xtampza ER.

Further, discovery of serious and unanticipated adverse events associated with the product; the emergence of other problems with the product, manufacturer or facility; or our failure to make required regulatory submissions may result in adverse regulatory actions, including withdrawal of the product from the market or the requirement to add or strengthen label warnings about the product. The failure to obtain or maintain requisite governmental approvals or the imposition of additional or stronger warnings could delay or preclude us from realizing the full commercial potential of our products.

Risks Related to Intellectual Property

Unfavorable outcomes in intellectual property litigation could be costly and potentially limit our ability to commercialize our products.

Our commercial success depends upon our ability to commercialize products without infringing the intellectual property rights of others. Our current or future products, or any uses of them, may now or in the future infringe third-party patents or other intellectual property rights. We cannot currently determine the ultimate scope and validity of patents which may be granted to third parties in the future or which patents might be asserted to be infringed by the manufacture, use and sale of our products.

If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue developing or commercializing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our products or force us to cease some of our business operations.

Any litigation, including any interference or derivation proceedings to determine priority of inventions, oppositions, reexaminations, inter partes reviews or other post-grant review proceedings to patents in the United States, or litigation against our collaborators may be costly and time consuming and could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition. We expect that litigation may be necessary in some instances to determine the validity and scope of our proprietary rights. Litigation may be necessary in other instances to determine the validity, scope or non-infringement of certain patent rights claimed by third parties to be pertinent to the manufacture, use or sale of our products. Ultimately, the outcome of such litigation, including our pending litigation with Purdue, could compromise the validity and scope of our patents or other proprietary rights or hinder our ability to manufacture and market our products.

If we are unable to obtain or maintain intellectual property rights for our technologies, products or any products we may acquire, we may lose valuable assets or be unable to compete effectively in our market.

We depend on our ability to protect our proprietary technology. We rely on patent and trademark laws, unpatented trade secrets and know-how, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. Our success depends in large part on our ability to obtain and maintain patent protection in the United States with respect to our proprietary technology and products.

The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights in the United States. The rights already granted under any of our currently issued patents and those that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking.

We have been, and may continue to be, forced to litigate to enforce or defend our intellectual property, which could be expensive, time consuming and unsuccessful, and result in the loss of valuable assets.

We have been, and may continue to be, forced to litigate to enforce or defend our intellectual property rights against infringement and unauthorized use by competitors, and to protect our trade secrets, including in connection with our pending litigation against generic competitors that have filed Paragraph IV Certifications relating to certain of our products. In so doing, we may place our intellectual property at risk of being invalidated, rendered unenforceable or limited or narrowed in scope. This litigation is expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can.

Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition. In addition, an adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States may be less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor, or those with whom they communicate, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed or independently developed, our competitive position would be harmed.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office ("USPTO") requires compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents are required to be paid to the USPTO in several stages over the lifetime of the patents. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, our competitive position would be adversely affected.

Risks Related to the Commercialization of Our Products

If we are unable to utilize our own sales and marketing capabilities successfully or enter into strategic alliances with marketing collaborators, we may not continue to be successful in commercializing our products and may be unable to generate sufficient product revenue.

Our commercial organization continues to evolve and we cannot guarantee that we will continue to be successful in marketing our products. In connection with the Ironshore Acquisition, we acquired the sales force supporting Jornay PM and we cannot guarantee that we will be able to successfully grow the Jornay PM sales infrastructure, while continuing to support and maintain our existing sales organization. In addition, we compete with other pharmaceutical and biotechnology companies with extensive and well-funded sales and marketing operations to recruit, hire, train and retain sales and marketing personnel. If we are unable to continue to grow and maintain adequate sales, marketing and distribution capabilities, whether independently or with third parties, including with respect to our acquisition of Jornay PM, we may not be able to generate sufficient product revenue and may not remain profitable. Factors that may inhibit our efforts to continue successfully commercializing our products in the United States include:

- our inability to recruit and retain adequate numbers of effective sales and marketing personnel;
- the inability of sales personnel to reach adequate numbers of physicians who may prescribe our products; and
- unforeseen costs and expenses associated with creating and maintaining an independent sales and marketing organization.

If we are not successful in retaining sales and marketing personnel or in maintaining our sales and marketing infrastructure or if we do not preserve strategic alliances with marketing collaborators, agreements with contract sales organizations or collaboration arrangements, we will have difficulty in continuing to commercialize our products.

If the medical community, patients, and healthcare payors do not accept and use our products, we will not achieve sufficient product revenues and our business will suffer.

Physicians and others in the medical community, patients, and healthcare payors may not continue to accept and use our products, or accept and use any new products that we may acquire. Acceptance and use of our products will depend on a number of factors including:

- approved indications, warnings and precautions language that may be less desirable than competitive products;
- perceptions of physicians and other healthcare community members of the safety and efficacy of our products;
- perceptions by members of the healthcare community, including physicians, about the relevance and efficacy of our abuse deterrent technology;
- the availability of competitive products;
- the pricing and cost-effectiveness of our products relative to competing products;
- the potential and perceived advantages of our products over alternative treatments;
- the convenience and ease of administration to patients of our products;

- actual and perceived availability and quality of coverage and reimbursement for our products from government or other third-party payors;
- negative publicity related to our products or negative or positive publicity related to our competitors' products;
- the prevalence and severity of adverse side effects;
- policy initiatives by FDA, HHS, DEA, or other federal or state agencies regarding opioids;
- our ability to comply with the Opioid Analgesic REMS; and
- the effectiveness of marketing and distribution efforts by us and any licensees and distributors.

If our products fail to have an adequate level of acceptance by the medical community, patients, or healthcare payors, we will not be able to generate sufficient revenue to remain profitable. Since we expect to rely on sales generated by Jornay PM, Belbuca, Xtampza ER, the Nucynta Products, and Symproic for substantially all of our revenues for the foreseeable future, the failure of these products to maintain market acceptance would harm our business prospects. For example, on July 2, 2025, the FDA announced it will be revising the labeling of all extended-release ADHD products to warn about the risk of weight loss and other adverse reactions (side effects) in patients younger than 6 years taking these medications. It is unknown whether this label update may result in adverse consequences for future Jornay PM prescribing or use since it is an extended-release product.

Some of our products contain controlled substances, and the manufacture, use, sale, importation, exportation and distribution of which are subject to regulation by state and federal law enforcement and other regulatory agencies.

Some of our products contain controlled substances that are subject to state and federal laws and regulations regarding their manufacture, use, sale, importation, exportation and distribution. Jornay PM's active ingredient, methylphenidate hydrochloride, Xtampza ER's active ingredient, oxycodone, and the Nucynta Products' active ingredient, tapentadol hydrochloride are each classified as Schedule II controlled substances under the Controlled Substances Act ("CSA") and regulations of the DEA, and the active ingredient in Belbuca, buprenorphine hydrochloride, is classified as a Schedule III controlled substance. A number of states also independently regulate these drugs, including oxycodone, tapentadol, methylphenidate and buprenorphine, as controlled substances. We and our suppliers, manufacturers, contractors, customers and distributors are required to obtain and maintain applicable registrations from state and federal law enforcement and regulatory agencies and comply with state and federal laws and regulations regarding the manufacture, use, sale, importation, exportation and distribution of controlled substances.

Furthermore, the amount of Schedule II substances that can be obtained for clinical trials and commercial distribution is limited by the CSA and DEA regulations. For more information, refer to the section entitled "Business — Government Regulation — DEA and Opioid Regulation." We may not be able to obtain sufficient quantities of these controlled substances in order to meet commercial demand. If commercial demand for Xtampza ER, the Nucynta Products or Jornay PM, increases and we cannot meet such demand in a timely fashion because of our limited supply of their active pharmaceutical ingredients, then physicians may perceive such product as unavailable and may be less likely to prescribe it in the future.

In addition, controlled substances are also subject to regulations governing manufacturing, labeling, packaging, testing, dispensing, production and procurement quotas (for Schedule I and II substances), recordkeeping, reporting, handling, shipment and disposal. These regulations increase the personnel needs and the expense associated with commercialization of our products that include controlled substances. The DEA and some states conduct periodic inspections of registered establishments that handle controlled substances.

Failure to obtain and maintain required registrations or to comply with any applicable regulations could delay or preclude us from manufacturing and commercializing our products that contain controlled substances and subject us to enforcement action. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In some circumstances, violations could lead to criminal proceedings. Because of their restrictive nature, these regulations could limit commercialization of our products containing controlled substances.

Current and future legislation and regulatory changes may increase the difficulty and cost for us to continue to commercialize our products and may reduce the prices we are able to obtain for our products.

In the United States, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system generally, and the manufacturing, distribution, and marketing of opioids in particular, that could affect our ability to commercialize our products. For example, several states, including New York, have imposed taxes or fees on the sale of opioids. Other states, and even the federal government, could impose similar taxes or fees, and such laws and proposals can vary in the tax and fee amounts imposed and the means of calculation. Liabilities for taxes or assessments under any such laws could have an adverse impact on our results of operations.

California and several other states have enacted legislation related to prescription drug pricing transparency and it is unclear the effect this legislation will have on our business. Laws intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms may continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing of our products may be. Moreover, the U.S. Supreme Court's July 2024 decision to overturn prior established case law giving deference to regulatory agencies' interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which FDA's regulations, policies, and decisions may become subject to increasing legal challenges, delays, and/or changes. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may subject us to more stringent product labeling and post-marketing testing and other requirements.

Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. For example, by Executive Order, the FDA works with states and Indian Tribes that propose to develop Section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The FDA released implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On January 5, 2024, the FDA issued to Florida the first approval for a state importation plan. Several states now have pending applications with the FDA, including Colorado, Maine, New Hampshire, and New Mexico. If successfully implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products that we may develop and adversely affect our future revenues and prospects for profitability.

Further, changes in the leadership and funding of the FDA, CMS, NIH and other federal agencies under the Trump Administration as well as regulatory reforms that may be proposed or implemented by the Trump Administration may have a material effect on how pharmaceutical products are regulated.

Our products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could have a material adverse effect on our business. Such pricing regulations may address the rebates that manufacturers offer to pharmaceutical benefit managers, or the discounts that manufacturers provide others within the pharmaceutical distribution chain.

The regulations that govern marketing approvals, pricing and reimbursement for drug products can vary widely. Current and future legislation may significantly change these approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Pricing limitations may hinder our ability to recoup our investment in our products. Refer to the sections entitled "Business — Government Regulation — Third-Party Payor Coverage and Reimbursement" and " — Healthcare Reform" for more information.

Our ability to market and sell any product successfully will also depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments are available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors determine which medications they will cover and establish reimbursement levels and tiers of preference based on the perceived value and innovation of a given product. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications and establishing administrative hurdles that incentivize use of generic and/or lower cost products first. Increasingly, third-party payors are requiring that drug companies provide them with discounts and rebates from list prices and are challenging the prices charged for medical products. We have agreed to provide such discounts and rebates to certain third-party payors. We expect increasing pressure to offer larger discounts and rebates. Additionally, a greater number of third-party payors may seek discounts and rebates in order to offer or maintain access for our products, particularly in light of heightened governmental scrutiny of prescription drug pricing and reimbursement practices. We cannot be sure that high-quality coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be and whether it will be satisfactory.

Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors (including those required under the Inflation Reduction Act and similar legislation) and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices.

Our inability to expand and maintain coverage and profitable reimbursement rates from both government-funded and private payors for our products could have a material adverse effect on our operating results, our ability to raise capital needed to continue to commercialize our products and our overall financial condition.

The Affordable Care Act and any changes in healthcare law may increase the difficulty and cost for us to continue to commercialize our products and affect the prices we may obtain.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that may affect our ability to profitably sell our products, including implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs.

The Affordable Care Act was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. There have been significant ongoing judicial, administrative, executive and legislative efforts to modify or eliminate the Affordable Care Act, and the Affordable Care Act has also been subject to challenges in the courts. Refer to the section entitled "Business — Government Regulation — Healthcare Reform."

Further changes to and under the Affordable Care Act remain possible. It is unknown what form any such changes or any law proposed to replace the Affordable Care Act would take, and how or whether it may affect our business in the future. We expect that additional changes to the Affordable Care Act, the Medicare and Medicaid programs, implementation of the Inflation Reduction Act of 2022, including Medicare drug price negotiation, rebate and Part D redesign provisions, and changes stemming from other healthcare reform measures, including any new regulatory measures proposed or implemented by the Trump Administration, especially with regard to healthcare access and cost, as well as other legislation in individual states, could have a material adverse effect on the healthcare industry.

Any reduction in reimbursement from Medicare, Medicaid, or other government programs or other efforts to lower prescription drug costs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue and maintain profitability.

Social issues around the abuse of opioids and stimulants, including law enforcement concerns over diversion of opioids and regulatory and enforcement efforts to combat abuse, could decrease the potential market for our products and may adversely impact external investor perceptions of our business.

Law enforcement and regulatory agencies may apply policies and guidelines that seek to limit the availability or use of opioids and stimulants. Such efforts may inhibit our ability to continue to commercialize our products.

Aggressive enforcement and unfavorable publicity regarding, for example, the use or misuse of oxycodone or other opioid drugs; the limitations of abuse-resistant formulations; the ability of people who abuse drugs to discover previously unknown ways to abuse opioid drugs and stimulants, including Xtampza ER, the Nucynta Products, Belbuca and Jornay PM; public inquiries and investigations into prescription drug abuse; litigation; or regulatory activity regarding sales, marketing, distribution or storage of opioid and stimulant drugs could have a material adverse effect on our reputation. Such negative publicity could reduce the potential size of the market for our products, decrease the revenues we are able to generate from their sale and adversely impact external investor perceptions of our business. Similarly, to the extent opioid and stimulant abuse becomes less prevalent or less urgent of a public health issue, regulators and third-party payors may not be willing to pay a premium for abuse-deterrent formulations of opioids.

Federal laws have been enacted to address the national epidemics of prescription opioid abuse and illicit opioid use, including the Comprehensive Addiction and Recovery Act and the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. These laws are described in more detail under the section entitled "Business — Government Regulation — DEA and Opioid Regulation."

If the FDA or other applicable regulatory authorities approve generic products with claims that compete with our products, our sales could decline.

Once an NDA, including a Section 505(b)(2) application, is approved, the product covered thereby becomes a "listed drug" which can, in turn, be cited by potential competitors in support of approval of an ANDA. The Federal Food, Drug, and Cosmetic Act, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These generic equivalents would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Additionally, under the Food and Drug Omnibus Reform Act of 2022, FDA will assign therapeutic equivalence ratings for certain prescription drugs approved via the Section 505(b)(2) NDA pathway with respect to other approved drug products and it is unclear how assignment of these ratings will impact the market opportunity for our products. Thus, after the introduction of a generic competitor, a significant percentage of the sales of any branded product are typically lost to the generic product. Accordingly, competition from generic equivalents to our products would substantially limit our ability to generate revenues and therefore, to obtain a return on the investments we have made in our products. In the past, we have initiated litigation with generic competitors that have filed Paragraph IV Certifications challenging certain of our patents. While we have entered into settlement agreements with certain competitors, we are currently pursuing litigation to defend against Paragraph IV Certifications related to Belbuca. Refer to Note 13, *Commitments and Contingencies*, to our consolidated financial statements included in Part IV of this Annual Report on Form 10-K. We believe that we will continue to be subject to ANDA-related litigation, which can be costly and distracting and has the potential to impact the long-term value of our products.

We have sought in the past, and may seek in the future, FDA pediatric exclusivity for some of our products. Pediatric exclusivity, if granted, adds six months of patent term and marketing exclusivity to existing exclusivity periods for all formulations, dosage forms, and indications for the active moiety, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining. The regulatory exclusivity period for Nucynta IR in the United States has been extended through July 3, 2026, following the grant of New Patient Population exclusivity in pediatrics by the FDA in August 2023 based on data from pediatric trials which were submitted in response to the FDA's Pediatric Written Request (the "Written Request") to evaluate the use of Nucynta as a treatment for pain in pediatric patients aged 6 years and older. In June 2024, we announced that the FDA deemed these data to be responsive to its Written Request, granting pediatric exclusivity to the entire Nucynta franchise for an additional six months, to December 27, 2025 for Nucynta ER and January 3, 2027 for Nucynta IR. While we have received pediatric exclusivity for the products, there is no guarantee that we will maintain such exclusivity. Further, we have entered into an authorized generic agreement with Hikma Pharmaceuticals USA Inc. ("Hikma"), pursuant to which we granted Hikma certain rights relating to an authorized generic version of the Nucynta Products in the United States. In January 2026, a generic equivalent of Nucynta IR 50mg, 75mg and 100mg tablets was approved under an ANDA filed by a third party with the FDA, which carves out pediatric use from its label. As a result of the anticipated launch of the third-party generic equivalent of Nucynta IR, Hikma launched a generic version of Nucynta IR on February 25, 2026. Hikma is expected to launch a generic version of Nucynta ER in the first quarter of 2026. These authorized generics and any other generic entrants into the market may impact our net revenue for the Nucynta Products.

In November 2017, the FDA issued a final guidance to assist the industry in the development of generic versions of approved opioids with abuse-deterrent formulations, including recommendations about the types of studies that companies should conduct to demonstrate that the generic drug is no less abuse-deterrent than its brand-name counterpart. In the second half of 2018, the FDA posted three revised product-specific guidances related to generic abuse-deterrent opioid formulations, including one guidance specifically relating to Xtampza ER, which recommended specific in vivo studies and in vitro study considerations for abuse deterrence evaluations. These guidances are part of the FDA's wider focus on assisting developers of generic abuse-deterrent formulations in navigating the regulatory path to market more quickly. Earlier market entry of generic abuse-deterrent formulations could have a material adverse effect on our business.

Additionally, the Creating and Restoring Equal Access to Equivalent Samples Act (the "CREATES Act"), was enacted in 2019 requiring sponsors of approved drugs to provide sufficient quantities of product samples on commercially reasonable, market-based terms to entities developing generic drugs. The law establishes a private right of action allowing developers to sue application holders that refuse to sell them product samples needed to support their applications. If we are required to provide product samples or allocate additional resources to respond to such requests or any legal challenges under this law, our business could be adversely impacted.

Risks Related to Our Dependence on Third Parties

If the third-party manufacturers of our products fail to devote sufficient time and resources to these products, or their performance is substandard, and/or we encounter challenges with our dedicated manufacturing suite at our third-party manufacturer's site for the manufacturing of Xtampza ER, our costs may be higher than expected and could have a material adverse effect on our business.

We do not own any manufacturing facilities in drug development and commercial manufacturing. We currently have no plans to build our own clinical or commercial scale manufacturing facility and do not have the resources and expertise to manufacture and test, on a commercial scale, the technical performance of our products. We currently rely, and expect to continue to rely, on a limited number of experienced personnel and contract manufacturers for our products, as well as other vendors to formulate, test, supply, store and distribute our products, and we control only certain aspects of their activities.

Xtampza ER is manufactured in a dedicated suite at a site operated by our contract manufacturing organization, Patheon, part of Thermo Fisher Scientific. This facility requires the maintenance of regulatory approvals and other costs, all of which we absorb. We cannot guarantee that we will be able to continue to leverage the dedicated manufacturing suite in a profitable manner. If the demand for Xtampza ER and any future related products never meets our expectations and forecasts, or if we do not produce the output we plan, we may not be able to realize the return on investment we anticipated, which would have a negative impact on our financial condition and results of operations.

Although we have identified alternate sources for these services, it would be time-consuming, and require us to incur additional costs, to qualify these sources. Our reliance on a limited number of vendors and, in particular, Patheon as our single manufacturer for Xtampza ER and Nucynta ER, exposes us to the following risks, any of which could impact commercialization of our products, result in higher costs, or deprive us of potential product revenues:

- Our contract manufacturers, or other third parties we rely on, may encounter difficulties in achieving the volume of production needed to satisfy commercial demand, may experience technical issues that impact quality or compliance with applicable and strictly enforced regulations governing the manufacture of pharmaceutical products, may be affected by natural disasters that interrupt or prevent manufacturing of our products, may experience shortages of qualified personnel to adequately staff production operations, may experience shortages of raw materials and may have difficulties finding replacement parts or equipment;
- Our contract manufacturers could default on their agreements with us to meet our requirements for commercial supplies of our products and/or we could experience technical problems in the operation of our dedicated manufacturing suite;
- The use of alternate manufacturers may be difficult because the number of potential manufacturers that have the necessary governmental licenses to produce narcotic products is limited. Additionally, the FDA and the DEA must approve any alternative manufacturer of our products, before we may use the alternative manufacturer to produce commercial supplies;
- It may be difficult or impossible for us to find a replacement manufacturer on acceptable terms quickly, or at all. Our contract manufacturers and vendors may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully; and
- If our contract manufacturers were to terminate our arrangements or fail to meet our commercial manufacturing demands, we may be forced to delay our development and commercial programs.

Failure to obtain the necessary active pharmaceutical ingredients, excipients or components necessary to manufacture our products could adversely affect our ability to continue to commercialize our products, which could in turn adversely affect our results of operations and financial condition. Likewise, the inability of any of our sole or limited suppliers to provide components that meet our specifications and requirements could adversely impact our ability to manufacture our products. In addition, DEA regulations, through the quota procurement process, limit the amount of DEA-controlled active pharmaceutical ingredient we have available for manufacture. Consequently, we are limited in our ability to maintain an appreciable safety stock of finished drug product. Recently, the ADHD market has encountered several supply chain interruptions, due to, among other items, limited DEA quota of methylphenidate hydrochloride, creating a shortage in supply of ADHD medication. In June 2024, the U.S. Centers for Disease Control and Prevention issued an official health advisory warning, noting that patients who rely on prescription stimulant medications to treat ADHD could experience a disruption to their treatment and disrupted access to care while the shortage persists. On October 2, 2025, the DEA increased the aggregate production quota for methylphenidate in response to comments it had received regarding the prior DEA action resulting in shortage conditions for methylphenidate. It is unknown whether this increase will be effective in resolving prior supply chain disruptions and shortage conditions. While Jornay PM has not experienced these issues to date, there is no assurance that we will not experience these issues related to Jornay PM in the future.

Our reliance on third parties reduces our control over our manufacturing and commercialization activities but does not relieve us of our responsibility to ensure compliance with all required legal, regulatory and scientific standards. The FDA and other regulatory authorities require our products to be manufactured according to Current Good Manufacturing Practice regulations promulgated by the FDA ("cGMP"). Any failure by our third-party manufacturer to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of products in a timely manner, could lead to inspection deficiencies, a shortage of commercial product, recalls, market withdrawals, or potential products liability exposure for any noncompliant distributed products. Such failure could also be the basis for the FDA to issue a warning or untitled letter, withdraw approvals for products previously granted to us, or take other regulatory or legal action, including recall or seizure, total or partial suspension of production, refusal to approve pending applications or supplemental applications, detention of product, refusal to permit the import or export of products, injunction, imposing civil penalties or pursuing criminal prosecution. Additionally, under the Food and Drug Omnibus Reform Act of 2022 ("FDORA"), sponsors of approved drugs and biologics must provide 6 months' notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to so could result in the FDA placing the product on a list of discontinued products, which would revoke the product's ability to be marketed.

Any stock out, or failure to obtain sufficient supplies of any of our products, or the necessary active pharmaceutical ingredients, excipients or components necessary to manufacture each of our products, could adversely affect our ability to commercialize such products, which could in turn adversely affect our results of operations and financial condition.

Because we currently rely on a sole supplier or limited number of suppliers to manufacture the active pharmaceutical ingredient of our products, any production problems with any of these suppliers could have a material adverse effect on us.

We currently rely on a sole supplier or limited number of suppliers to manufacture the active pharmaceutical ingredients of our products. We contract with these suppliers for commercial supply to manufacture our products. Further, our suppliers of the active pharmaceutical ingredients for Xtampza ER and the Nucynta Products also supply our primary competitor in the extended-release oxycodone space, Purdue. Additionally, we have entered into a manufacturing agreement with Hikma pursuant to which we will supply Hikma its total requirements of the authorized generic Nucynta Products for Hikma's commercialization and we will be responsible for all aspects of commercial manufacturing of the authorized generic Nucynta Products, including sourcing of active pharmaceutical ingredients and managing the contract manufacturer and supply chain vendors. Identifying alternate sources of active pharmaceutical ingredients for our products is generally time-consuming and costly. Any changes that our suppliers make to the respective drug substance raw materials, intermediates, or manufacturing processes would introduce technical and regulatory risks to our downstream drug product supply. If our suppliers were to terminate an arrangement for an active pharmaceutical ingredient, or fail to meet our supply needs (including as a result of any disruptions in personnel or the global supply chain), we might incur substantial costs and be forced to delay our development or commercialization programs. Any such delay could have a material adverse effect on our business.

Supply chain disruptions and shortages may limit manufacturing and commercial supply of our products and have a material impact on our business.

There are currently global supply chain disruptions and shortages caused by a variety of factors, including geopolitical turmoil, and changes in domestic and foreign trade policy, including tariffs. While we and our suppliers are still able to receive sufficient inventory of the key materials and components needed, we could experience pressure on our supply chain, including shipping delays, higher prices from suppliers, and reduced availability of materials, including excipients and packaging components. To date, supply chain interruptions have not had a material impact on our results of operations. However, if these disruptions and shortages continue, we may in the future experience a material interruption to our supply chain. Such an interruption could have a material adverse impact on our business, including but not limited to, our ability to timely manufacture and distribute our products.

Manufacturing issues may arise that could increase product and regulatory approval costs, delay commercialization or limit commercial supply.

In our current commercial manufacturing operations, and as we scale up manufacturing of our products and conduct required stability testing, we may encounter product, packaging, equipment and process-related issues that may require refinement or resolution in order to successfully commercialize our products. In the future, we may identify impurities, which could result in increased scrutiny by regulatory authorities, delays in our clinical programs and regulatory approval, increases in our operating expenses, failure to obtain or maintain approval or limitations in our commercial supply.

We depend on wholesale pharmaceutical distributors for retail distribution of our products; if we lose any of our significant wholesale pharmaceutical distributors or their distribution network is disrupted, our financial condition and results of operations may be adversely affected.

A significant percentage of our product shipments are to three of our wholesale pharmaceutical distributors. Our loss of any of these wholesale pharmaceutical distributors' accounts, or a material reduction in their purchases or a significant disruption to transportation infrastructure or other means of distribution of our products, could have a material adverse effect on our business, results of operations, financial condition and prospects. The significance of each wholesale pharmaceutical distributor account to our business adversely impacts our ability to negotiate favorable commercial terms with each such distributor, and as a result, we may be forced to accept terms that adversely impact our results of operations.

In addition, these wholesaler customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network has undergone, and may continue to undergo, significant consolidation marked by mergers and acquisitions. As a result, a small number of large wholesale distributors control a significant share of the market. Consolidation of drug wholesalers has increased, and may continue to increase, competitive and pricing pressures on pharmaceutical products. We cannot guarantee that we can manage these pricing pressures or that wholesaler purchases will not fluctuate unexpectedly from period to period.

Certain of our opioid products are subject to post-marketing requirements or commitments, which may, in some cases, not be capable of timely or satisfactory completion without participation in consortia over which we have limited control.

For certain of our products, we are subject to post-marketing requirements to conduct epidemiological studies and clinical trials, or, in some cases, to conduct post-marketing surveillance or observational studies to gather additional information about our products. For our opioid products, we generally intend to fulfill our post-marketing requirements ("PMRs") by virtue of our participation in the Opioid PMR Consortium ("OPC"). Although we retain discretion in how to discharge such PMRs, the scale and scope of the studies required by the FDA make it cost prohibitive to discharge these requirements other than by joining the OPC that was formed to conduct them. We are a member of the OPC and engage in decision-making as a member of that organization, but do not have a majority. If the OPC fails to conduct sufficiently rigorous studies or is unable to achieve the patient enrollment or other requirements established by the FDA, we may be unable to satisfy our PMRs and the FDA may choose to withdraw or otherwise restrict its approval of our opioid products. Additionally, there may be certain PMRs or post-marketing commitments that we fulfill on our own for our products, including via the conduct of post-marketing surveillance or observational studies. For example, under FDA's post-marketing requirement 3033-11, holders of NDAs for extended-release and long-acting opioid analgesics to evaluate long-term efficacy of opioid analgesics and the risk of opioid-induced hyperalgesia. If such studies lead to the discovery of adverse findings regarding the safety or benefit profiles of our products, then the FDA may choose to withdraw or otherwise restrict the approval of our products or the FDA or we may determine that labeling changes are warranted based on their finding. Such withdrawal or restriction or labeling changes for our products would have an adverse impact on our business and financial condition.

Risks Related to Our Business and Strategy

We may not realize all the anticipated benefits from our future acquisitions, and we may be unable to successfully integrate future acquisitions.

Our growth strategy will, in part, rely on acquisitions. We must plan and manage acquisitions effectively to achieve revenue growth and maintain profitability in our evolving market. We may not realize all the anticipated benefits from our future acquisitions, such as increased earnings, cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher than expected acquisition and operating costs or other difficulties, inexperience with operating in new geographic regions, unknown liabilities, inaccurate reserve estimates and fluctuations in market prices.

In addition, integrating acquired businesses and properties involves a number of special risks and unforeseen difficulties can arise in integrating operations and systems and in retaining and assimilating employees. These difficulties include, among other things:

- operating a larger organization;
- coordinating geographically disparate organizations, systems, and facilities;
- integrating corporate, technological, and administrative functions;
- diverting management's attention from regular business concerns;
- diverting financial resources away from existing operations;
- increasing our indebtedness; and
- incurring potential environmental or regulatory liabilities and title problems.

Any of these or other similar risks could lead to potential adverse short-term or long-term effects on our operating results. The process of integrating our operations could cause an interruption of, or loss of momentum in, the activities of our business. Members of our management may be required to devote considerable amounts of time to this integration process, which decreases the time they have to manage our business. If our management is not able to effectively manage the integration process, or if any business activities are interrupted as a result of the integration process, our business could suffer.

Our business may be adversely affected by certain events or circumstances outside our control, including macroeconomic conditions and geopolitical turmoil.

Events or circumstances outside of our control, including macroeconomic conditions such as recession or depression, inflation, and declines in consumer-spending could result in reduced demand for our products. An economic downturn could result in business closures, higher levels of unemployment, or declines in consumer disposable income which could have an impact on the number of patients seeking and receiving treatment for conditions that might otherwise result in the prescription of our products, as patients may make efforts to avoid or postpone seeking non-essential medical care to allocate their resources to other priorities or essential items. These circumstances, in addition to the impact of geopolitical turmoil, social unrest, political instability in the United States and elsewhere, terrorism, cyberwarfare or other acts of war, may result in reduced demand for our products and negatively impact our sales, results of operations, and liquidity.

Security breaches and other disruptions to our, or our vendors', information technology systems may compromise our information and expose us to liability that could adversely impact our financial condition, operations, and reputation.

We, our collaborators, third-party providers, distributors, customers and other contractors utilize information technology systems and networks ("Systems") to transmit, store and otherwise process electronic data in connection with our business activities, including our supply chain processes, operations and communications including, in some cases, our business proprietary information, and Electronic Data Interchange ("EDI") on purchase orders, invoices, chargebacks, among other things. Our Systems, along with those of the third parties whom we rely on to process confidential and sensitive data in a variety of contexts, are potentially vulnerable to a variety of evolving threats that may expose this data to unauthorized persons or otherwise compromise its integrity. These threats may include, but are not limited to, social-engineering attacks (including through phishing attacks), business email compromise, online and offline fraud, malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, access attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Like other companies in our industry, we, and third parties related to us, have experienced and will continue to experience threats and cybersecurity incidents relating to our Systems.

We may expend significant resources to try to protect against these threats to our Systems. Certain data privacy and security laws, as well as industry best practice standards, may require us to implement and maintain security measures. While we have implemented security measures designed to protect our Systems and confidential and sensitive data, there can be no assurance that these measures will be effective. Threat actors and their techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. If we, or a third party upon whom we rely, experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss;

and other similar harms. Further, while we maintain cybersecurity insurance, our insurance coverage may not be adequate or sufficient in type or amount to protect us from or to mitigate liabilities arising out of our privacy and security practices.

The use of artificial intelligence technologies in our business could expose us to significant data privacy and regulatory risks.

The integration of artificial intelligence ("AI") technologies, including generative AI, machine learning, and similar tools, into our operations or by our third-party partners may introduce or heighten various data privacy and security risks. We use and integrate AI primarily to support internal productivity activities, including drafting documents, and other non-clinical, non-operational materials. We do not use our AI systems to make autonomous decisions related to clinical development, patient care, pricing, credit, employment decisions, or other regulated or sensitive activities, and outputs generated using AI are subject to human review and approval prior to any external use or publication. Notwithstanding these controls, the use of AI presents evolving risks, including potential inaccuracies, unintended disclosure of confidential information, intellectual property concerns and cybersecurity risks. The processing or input of sensitive, confidential, competitive, proprietary, or personal data into AI systems, especially those operated by third-party platforms, could result in the unintentional release or leakage of such data. There is a risk that inputted information may be used to train external systems, leading to unauthorized exposure or misuse of data. This could expose us to information security breaches, loss of competitive advantages, and potential violations of privacy standards, all of which may adversely impact our business operations and brand trust.

Additionally, the regulatory environment for AI is rapidly evolving, with new and changing laws and regulations emerging at local, national, and international levels. These include specific rules governing privacy, automated decision-making, and other AI-related activities. Compliance requirements in this area may increase our operational costs, require material changes to our business practices, or restrict certain uses of AI technologies. For example, the EU's Artificial Intelligence Act ("EU AI Act"), the world's first comprehensive AI law, entered into force in 2024 and, with some exceptions, will become effective in 2026. This legislation imposes significant obligations on providers and deployers of high-risk AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. In the future, our development or use of AI systems that are governed by the EU AI Act and/or uncertainty arising from rapidly developing laws and regulations governing AI may necessitate higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. In the U.S., the AI regulatory environment is complex and uncertain. Over the past year, states have advanced, and in some cases passed, dozens of laws focusing on AI governance and regulation, including on deployment of AI in healthcare settings. At the federal level, the Trump Administration has endorsed a federal moratorium on the enforcement of state AI laws, including through a December 11, 2025, executive order on "Ensuring a National Policy Framework for Artificial Intelligence." So far, these efforts have not been successful at curtailing state action on AI regulation, contributing to a complicated legislative patchwork, which may be litigated in state and federal courts. Failure to comply with applicable regulatory standards could result in regulatory investigations, penalties, forced disgorgement of data or insights, and additional constraints on our business, all of which could materially affect our financial results and prospects.

Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business. For more information, see "Item 1C. Cybersecurity."

Litigation or regulatory action regarding opioid medications could negatively affect our business.

Beginning in 2018, lawsuits alleging damages related to opioids have been filed naming us as a defendant along with other manufacturers of prescription opioid medications. These lawsuits, filed in multiple jurisdictions, are brought by various local governments as well as private claimants, against various manufacturers, distributors and retail pharmacies. These lawsuits generally allege that we had engaged in improper marketing practices related to Xtampza ER and the Nucynta Products. In March 2022, we entered into a Master Settlement Agreement resolving 27 pending opioid-related lawsuits brought against us by cities, counties, and other subdivisions in the United States. As part of the Master Settlement Agreement, we paid $2.75 million to the plaintiffs and the cases were dismissed, with prejudice. In late March 2023, three new cases were filed in three federal courts, naming us as one of numerous defendants, from which we have been dismissed.

Certain governmental and regulatory agencies are focused on the abuse of opioid medications, a concern we share, and we have received Civil Investigative Demands or subpoenas from four state attorneys general investigating our sales and marketing of opioids and seeking documents relating to the manufacture, marketing and sale of opioid medications. In

December 2021, we entered into an Assurance of Discontinuance with the Massachusetts Attorney General pursuant to which we provided certain assurances and agreed to pay certain of the Massachusetts Attorney General's costs of investigation, in exchange for closure of the investigation and a release of claims pertaining to the subject matter of the investigation. Managing litigation and responding to governmental investigations is costly and may involve a significant diversion of management attention. Such proceedings are unpredictable and may develop over lengthy periods of time. An adverse resolution of any of these lawsuits or investigations may involve injunctive relief or substantial monetary penalties, either or both of which could have a material adverse effect on our reputation, business, results of operations and cash flows.

We face substantial competition from other biotechnology and pharmaceutical companies, which may result in others discovering, developing or commercializing products more successfully than we do.

Competition in the pharmaceutical industry is intense. Our competitors include major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. Belbuca, Xtampza ER, and the Nucynta Products compete with oral opioids, transdermal opioids, local anesthetic patches, implantable and external infusion pumps that can be used for infusion of opioids and local anesthetics, and non-opioid oral analgesic. Products of these types are marketed by Actavis, Endo, Mallinckrodt, Purdue, Teva, Vertex Pharmaceuticals Incorporated ("Vertex") and others. Jornay PM competes with currently marketed, branded and generic methylphenidate products for the treatment of ADHD. Products of these types are marketed by J&J Innovative Medicines, Supernus Pharmaceuticals, Inc., Tris Pharma, Novartis AG, Noven Therapeutics, LLC, UCB SA, Aytu BioScience, Inc. Adlon Therapeutics, Inc. Some of these current and potential future competitors may be addressing the same therapeutic areas or indications as we are. Many of our current and potential future competitors have significantly greater research and development capabilities than we do, have substantially more marketing, manufacturing, financial, technical, human and managerial resources than we do, and have more institutional experience than we do.

Our competitors have developed or may develop technologies that are, or may be, the basis for competitive products that are safer, more effective or less costly than our products. For example, in January 2025, Vertex obtained FDA approval for suzetrigine for the treatment of moderate to severe acute pain in adults, representing the first FDA non-opioid oral analgesic approval in nearly 20 years. Entry of new oral analgesics in the marketplace may negatively impact the market demand and acceptability of our opioid analgesic products. Moreover, oral medications, transdermal drug delivery systems, such as drug patches, injectable products and implantable drug delivery devices are currently available treatments for chronic pain, are widely accepted in the medical community and have a long history of use. These treatments will compete with our products and the established use of these competitive products may limit the potential for our products to receive widespread acceptance.

Commercial sales of our products and any products we acquire, may expose us to expensive product liability claims, and we may not be able to maintain product liability insurance on reasonable terms or at all.

We currently carry product liability insurance. Product liability claims may be brought against us by patients; healthcare providers; or others using, administering or selling our products. If we cannot successfully defend ourselves against claims that our products caused injuries, we could incur substantial liabilities. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, liability claims may cause us to incur significant costs to defend the litigation.

Our relationships with customers and payors are subject to applicable anti-kickback, fraud and abuse, transparency, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm, administrative burdens, and diminished profits and future earnings.

Healthcare providers, physicians and payors play a primary role in the recommendation and prescription of our products. Our arrangements with payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products. Even though we do not and will not control referrals of healthcare services or bill Medicare, Medicaid or other third-party payors directly, we may provide reimbursement guidance and support regarding our products to our customers and patients. Federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. If a government authority were to conclude that we provided improper advice to our customers and/or encouraged the submission of false claims for reimbursement, we could face action by government authorities. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. Refer to the section entitled "Business — Government Regulation — Healthcare Fraud and Abuse Laws and Compliance Requirements" for more information.

We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, health epidemic or other event occurred that prevented us from using all or a significant portion of our facilities, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it might become difficult or, in certain cases, impossible for us to continue our business, and any disruption could last for a substantial period of time.

The disaster recovery and business continuity plans we have in place, and the technology that we may rely upon to implement such plans, may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business, financial condition and results of operation.

Inadequate funding for the FDA, DEA, the SEC and other government agencies, including from government shutdowns, or other disruptions to these agencies' staffing and operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

Currently, most federal agencies in the United States are operating under a continuing resolution that funds the federal government through September 30, 2026, including the FDA, DEA and SEC. Without appropriation of additional funding to federal agencies, our business operations related to our product development activities for the United States market could be impacted. The ability of the FDA, SEC and other domestic and foreign government authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, accept the payment of user fees, and statutory, regulatory and policy changes. Future government shutdowns, like the one that occurred in October 2025, could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

The ability of the FDA to review and approve new products and the DEA's regulation of controlled substances can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other federal agencies, including substantial leadership departures, personnel cuts, and policy changes, may also slow the time necessary for new drugs to be reviewed and/or approved, which would harm our business. Changes and cuts in FDA staffing have been reported by some within the pharmaceutical industry as creating instances of delays in the FDA's responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

With the change in the U.S. presidential administration in 2025, there continues to be substantial uncertainty as to whether and how the Trump administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates and any products for which we obtain approval. This uncertainty could present new challenges and/or opportunities as we continue to commercialize products and as we continue to navigate development and approval of our product candidates. Additionally, the Trump administration could issue or promulgate executive orders, regulations, policies or guidance that adversely affect us or create a more challenging or costly environment to pursue the development of new therapeutic candidates. Alternatively, state governments may attempt to address or react to changes at the federal level with changes to their own regulatory frameworks in a manner that is adverse to our operations. If we become negatively impacted by future governmental orders, regulations, policies or guidance as a result of the Trump administration, there could be a material adverse effect on us and our business.

Risks Related to Our Common Stock

The price of our common stock may be volatile and you may lose all or part of your investment.

The market price of our common stock is highly volatile and may be subject to wide fluctuations in response to numerous factors described in these "Risk Factors," some of which are beyond our control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our business model, prospects or actual operating performance. The realization of any of these risks, or any of a broad range of other risks discussed in this report, could have a material adverse effect on the market price of our common stock.

We are subject to anti-takeover provisions in our second amended and restated articles of incorporation and amended and restated bylaws and under Virginia law that could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders.

Certain provisions of Virginia law, the state in which we are incorporated, and our second amended and restated articles of incorporation and amended and restated bylaws could hamper a third party's acquisition of us, or discourage a third party from attempting to acquire control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. In addition, these provisions make it more difficult for our shareholders to remove our Board of Directors or management or elect new directors to our Board of Directors.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to report our financial condition, results of operations or cash flows accurately, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting. We are required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. If we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. Further, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to capital markets.

Sales of our common stock in the public market, either by us or by our current shareholders, or the perception that these sales could occur, could cause a decline in the market price of our securities. Moreover, the exercise of options and other issuances of shares of common stock or securities convertible into or exercisable for shares of common stock will dilute your ownership interests and may adversely affect the future market price of our common stock.

Sales of our common stock in the public market, either by us or by our current shareholders, or the perception that these sales could occur, could cause a decline in the market price of our securities. All of the shares of our common stock held by our current shareholders may be immediately eligible for resale in the open market either in compliance with an exemption under Rule 144 promulgated under the Securities Act, or pursuant to an effective resale registration statement that we have previously filed with the SEC. Such sales, along with any other market transactions, could adversely affect the market price of our common stock. As of December 31, 2025, there were outstanding options to purchase an aggregate of 559,161 shares of our common stock at a weighted average exercise price of $22.29 per share, of which options to purchase 461,403 shares of our common stock were then exercisable. The exercise of options at prices below the market price of our common stock could adversely affect the price of shares of our common stock. Additional dilution may result from the issuance of shares of our common stock in connection with collaborations or manufacturing arrangements or in connection with other financing efforts.

There can be no assurance that we will repurchase additional shares of our common stock at all or at favorable prices.

In January 2024, our Board of Directors authorized a share repurchase program for the repurchase of up to $150.0 million of shares of our common stock through June 30, 2025 (the "2024-2025 Repurchase Program"). The 2024-2025 Repurchase Program permitted us to effect repurchases through a variety of methods, including open-market purchases (including pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act), privately negotiated transactions, or otherwise in compliance with Rule 10b-18 of the Exchange Act. Prior to its expiration, we repurchased 2,704,830 shares at a weighted-average price of $31.43 per share for a total of $85.0 million under the 2024-2025 Repurchase Program.

In July 2025, our Board of Directors authorized a new share repurchase program for the repurchase of up to $150.0 million of shares of our common stock through December 31, 2026 (the "2025-2026 Repurchase Program"). The 2025-2026 Repurchase Program permits us to effect repurchases through a variety of methods, including open-market purchases (including pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act), privately negotiated transactions, or otherwise in compliance with Rule 10b-18 of the Exchange Act. We have not yet purchased any shares under the 2025-2026 Repurchase Program and $150.0 million of shares remained available for repurchase as of December 31, 2025. Share repurchases under the 2025-2026 Repurchase Program will depend upon, among other factors, our cash balances and potential future capital requirements, our results of operations and financial condition, the price of our common stock on the NASDAQ Global Select Market, and other factors that we may deem relevant. We can provide no assurance that we will continue to repurchase shares of our common stock at favorable prices, if at all.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

We maintain a cybersecurity program designed to assess, identify, and mitigate risks from cybersecurity threats. This program is informed by the five elements of the National Institute of Standards and Technology framework: identify, protect, detect, respond, and recover. We utilize various methods to achieve these objectives including but not limited to company-wide policies and operating procedures, periodic testing, systems monitoring, patch management, and mandatory ongoing employee trainings. Additionally, we partner with third-party experts to conduct periodic penetration tests and to evaluate our information technology infrastructure for vulnerabilities. We also evaluate cybersecurity risks associated with third-party vendors that provide the hosted applications we use in our financial close process through review of their System and Organization Controls ("SOC") 1 reports at least annually. We continue to invest in our information technology infrastructure and cybersecurity program to strengthen our ability to protect the confidentiality, integrity, and availability of our data and the security of our information systems.

In addition to our cybersecurity program, we assess cybersecurity risks as part of our overall risk management processes, primarily through our annual Enterprise Risk Assessment. Our Enterprise Risk Assessment surveys various employees and leaders throughout our organization with the goal of evaluating our risk landscape, enhancing our overall understanding of risks to our business, and ultimately managing and/or mitigating identified risks. We assess various risks, including cybersecurity related risks, based on the likelihood of an incident occurring, impact to our organization if an incident occurred, and the level of internal control we currently have over the risk. The results are analyzed to identify vulnerabilities and then risk management/mitigation plans are designed, implemented, and evaluated for effectiveness.

In the event of a cybersecurity incident, we maintain an incident response plan in an effort to contain and mitigate the threat. As part of our incident response plan, our Cybersecurity Incident Response Team (a cross-functional taskforce comprised of senior representatives), is responsible for convening to assess the potential impact to our business, including financial reporting requirements and legal implications.

We, like other companies in our industry, face a number of cybersecurity risks, including cybersecurity incidents, in connection with our business. Although such risks and incidents have not materially affected us, including our business strategy, results of operations or financial condition, to date, we and/or our vendors have, from time to time, experienced threats to, or security incidents, related to our data and systems or that had the potential to otherwise impact our business. For more information about the cybersecurity risks we face, refer to "Item 1A. Risk Factors."

Governance

One of the key functions of our Board is informed oversight of our risk management process. Our Board administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. Our Audit Committee, a subcommittee of our Board, is responsible for the oversight of risks from cybersecurity threats. The Audit Committee receives updates at least quarterly from our Head of Information Technology regarding developments in our information technology infrastructure and cybersecurity program. This includes updates, as appropriate, on key information technology initiatives, new and existing cybersecurity risks, how management is managing those risks, and, if any, material cybersecurity incidents and the impact to our business and performance.

At the management level, our Head of Information Technology is responsible for assessing and managing risks from cybersecurity threats through oversight of our information technology infrastructure and cybersecurity program. The individual occupying this role has over 20 years of experience in information technology and cybersecurity and has served in senior cybersecurity leadership positions for over 10 years. Our Head of Information Technology conducts bi-weekly meetings with our information technology department to remain apprised of cybersecurity matters. In the event of a cybersecurity incident, our Head of Information Technology may inform our Executive Vice President and Head of Technological Operations and/or Audit Committee, depending on the severity of the incident in accordance with the established severity and response matrix as defined in our incident response plan.

Item 2. Properties

Our corporate headquarters are located in Stoughton, Massachusetts, where we lease 50,678 square feet of office and laboratory space. We use this facility for commercial and general and administrative purposes. The corporate headquarters lease expires in September 2029 and the lease term may be extended for two additional five-year terms at our election.

We believe that our existing facilities are adequate for our current and expected future needs. We may seek to negotiate new leases or evaluate additional or alternate space for our operations. We believe that appropriate alternative space is readily available on commercially reasonable terms.

Item 3. Legal Proceedings

Discussion of legal matters is incorporated by reference from Note 13, *Commitments and Contingencies*, to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.


PART II


Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been publicly traded on the NASDAQ Global Select Market under the symbol "COLL" since May 7, 2015. Prior to May 7, 2015, there was no public trading market for our common stock.

Holders

As of January 31, 2026, there were 11 holders of record of our common stock. The number of holders of record does not include beneficial owners whose shares are held by nominees in street name.

Dividends

We have never declared or paid cash dividends on our common stock, and we do not expect to pay any cash dividends on our common stock in the foreseeable future.

Stock Performance Graph

The following graph sets forth the Company's total cumulative shareholder return as compared to the NASDAQ Composite Index and the NASDAQ Biotechnology Index for the 5-year period beginning on December 31, 2020 through December 31, 2025.

Total cumulative shareholder return assumes an investment of $100.00 in cash in our common stock at the beginning of the 5-year period compared to the same investment in the NASDAQ Composite Index and the NASDAQ Biotechnology Index. Such returns are based on historical results and are not intended to suggest future performance. Data for the NASDAQ Composite Index and NASDAQ Biotechnology Index assume reinvestment of dividends, however no dividends have been declared on our common stock to date.



$100 investment in stock or index		December 31, 2020		December 31, 2025
Collegium Pharmaceutical, Inc. (COLL)	$	100.00	$	231.15
NASDAQ Composite Index (IXIC)	$	100.00	$	180.33
NASDAQ Biotechnology Index (NBI)	$	100.00	$	119.92

The performance graph and related information shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act, except to the extent that we specifically incorporate it by reference into such filing.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities during the period covered by this Form 10-K.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth shares of common stock repurchased under our repurchase program authorized by our Board of Directors in July 2025 (the "2025-2026 Repurchase Program"), as well as shares transferred to us from employees in satisfaction of minimum tax withholding obligations associated with the vesting of performance share units and restricted stock units during the three months ended December 31, 2025:

Period	Total number of shares purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced plans or programs [1]	Maximum approximate dollar value of Shares that may yet be purchased under the plans or programs (in thousands)
October 1, 2025 through October 31, 2025	4,122	$ 32.04	—	$ 150,000
November 1, 2025 through November 30, 2025	11,944	46.31	—	150,000
December 1, 2025 through December 31, 2025	3,590	48.86	—	150,000
Total	19,656 [2]	$ 43.78	— [2]	$ 150,000

(1) The 2025-2026 Repurchase Program was announced on July 1, 2025. The 2025-2026 Repurchase Program provided for the repurchase of up to $150.0 million of outstanding shares of our common stock at any time or times through December 31, 2026.

(2) The difference, if any, between the total number of shares purchased and the total number of shares purchased as part of a publicly announced program relates to common stock withheld by us for employees to satisfy their tax withholding obligations arising upon the vesting of performance share units and restricted stock units granted under our Amended and Restated 2014 Stock Incentive Plan.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Form 10-K. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this Form 10-K, including those set forth under "Forward-looking Statements" and "Risk Factors," as revised and supplemented by those risks described from time to time in other reports which we file with the SEC.

Our discussion and analysis of our financial condition and results of operations for the year ended December 31, 2025 as compared to December 31, 2024 are discussed below. For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024.

Overview

Our mission is to build a leading, diversified biopharmaceutical company committed to improving the lives of people living with serious medical conditions. We have developed, licensed, and acquired a portfolio of meaningfully differentiated products for use in the treatment of attention deficit hyperactivity disorder ("ADHD") and moderate to severe pain. We commercialize our products, consisting of Jornay PM, Belbuca, Xtampza ER, Nucynta ER and Nucynta IR (collectively the "Nucynta Products"), and Symproic, in the United States.

Jornay PM is a central nervous system ("CNS") stimulant prescription medicine that contains methylphenidate HCl, a Schedule II methylphenidate, which was approved by the U.S. Food and Drug Administration ("FDA") in August 2018 for the treatment of ADHD in people six years of age and older and currently the only FDA-approved stimulant medication that is dosed in the evening. We began recognizing product revenue related to Jornay PM in September 2024 following our acquisition of Ironshore Therapeutics Inc. ("Ironshore") (the "Ironshore Acquisition").

Belbuca is a buccal film that contains buprenorphine, a Schedule III opioid, and was approved by the FDA in October 2015 for severe and persistent pain that requires an extended treatment period with a daily opioid analgesic and for which alternative options are inadequate. We began shipping and recognizing product revenue related to Belbuca in March 2022 following our acquisition of BioDelivery Sciences International, Inc. ("BDSI").

Xtampza ER, an abuse-deterrent, extended-release, oral formulation of oxycodone, is a Schedule II opioid and was approved by the FDA in April 2016 for the management of severe and persistent pain that requires an extended treatment period with a daily opioid analgesic and for which alternative treatment options are inadequate. We commercially launched Xtampza ER in June 2016.

The Nucynta Products are extended-release ("ER") and immediate-release ("IR") oral formulations of tapentadol, a Schedule II opioid. In November 2008, the FDA approved Nucynta ER and Nucynta IR. Nucynta ER is indicated for the management of severe and persistent pain that requires an extended treatment period with a daily opioid analgesic, including neuropathic pain associated with diabetic peripheral neuropathy in adults, and for which alternate treatment options are inadequate. Nucynta IR is indicated for the management of acute pain severe enough to require an opioid analgesic and for which alternative treatments are inadequate in adults and pediatric patients aged 6 years and older with a body weight of at least 40 kg. We began shipping and recognizing product revenue on the Nucynta Products in January 2018 and began marketing the Nucynta Products in February 2018. In August 2023, the FDA granted New Patient Population exclusivity for Nucynta IR in pediatric patients. This grant extended the period of U.S. exclusivity for Nucynta IR from June 27, 2025 to July 3, 2026. In June 2024, the FDA granted pediatric exclusivity to the Nucynta Products for an additional six months, to January 3, 2027 for Nucynta IR and December 27, 2025 for Nucynta ER.

We have entered into an authorized generic agreement with Hikma Pharmaceuticals USA Inc. ("Hikma"), pursuant to which we granted Hikma rights relating to an authorized generic version of the Nucynta Products in the United States. In January 2026, a generic equivalent of Nucynta IR 50mg, 75mg and 100mg tablets was approved under an abbreviated New Drug Application ("ANDA") filed by a third party with the FDA, which carves out pediatric use from its label. As a result of the anticipated launch of the third-party generic equivalent of Nucynta IR, Hikma launched a generic version of Nucynta IR on February 25, 2026. Hikma is expected to launch a generic version of Nucynta ER in the first quarter of 2026.

Symproic, an oral formulation of naldemedine, was approved by the FDA in March 2017 for the treatment of opioid-induced constipation ("OIC") in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g., weekly) opioid dosage escalation. We began shipping and recognizing product revenue related to Symproic in March 2022 following our acquisition of BDSI.

Financial Operations Overview

Product Revenues

Product revenues through the year ended December 31, 2025 were generated from sales of Jornay PM, Belbuca, Xtampza ER, the Nucynta Products, and Symproic. In accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers,* ("ASC 606") product sales are recorded upon delivery of products to customers (upon the transfer of control of the product to the customer), net of a provision for estimated chargebacks, rebates, sales incentives and allowances, distribution service fees, and returns.

Cost of Product Revenues

Cost of product revenues include amortization and impairment expense for the intangible assets acquired in connection with business combinations and asset acquisitions, royalty expenses, the cost of active pharmaceutical ingredient, the cost of producing finished goods that correspond with revenue for the reporting period, as well as certain period costs related to freight, packaging, stability and quality testing. Refer to Note 5, *License Agreements*, and Note 11, *Goodwill and Intangible Assets,* for further detail around the intangible assets acquired from the Ironshore Acquisition, the BDSI Acquisition, the Nucynta Intangible Asset, and royalty expenses.

Research and Development Expenses

Research and development expenses have historically consisted of product development expenses incurred in identifying, developing, and testing product candidates including stock-based compensation; costs associated with conducting our clinical and non-clinical activities, including clinical and non-clinical trials that we conduct for post-marketing requirements; and costs for laboratory supplies, depreciation of lab equipment, and other expenses including allocated expenses for rent and maintenance of facilities. These costs have historically been expensed as incurred.

As of April 1, 2022, we focused entirely on commercial products rather than research and development and redirected resources from research and development activities. As such, there were no expenses incurred in research and development after the three months ended March 31, 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation and travel expenses for our employees. Other selling, general and administrative expenses include expenses related to commercial activities, such as sales, marketing, and market access, facility-related costs, professional fees for directors, accounting and legal services, and expenses associated with obtaining and maintaining patents. As we continue to invest in the commercialization of our products, we expect our selling, general and administrative expenses to continue to be substantial for the foreseeable future.

Interest Expense

Interest expense consists primarily of cash and non-cash interest costs related to our debt, including term loans, delayed draw term loans, a revolving credit facility, and convertible notes. Our term loans consist of the term loan issued in December 2025 (the "2025 Term Loan"), which was issued along with a delayed draw term loan and revolving credit facility (collectively, the "2025 Credit Facility"), as well as the term loan issued in July 2024 in connection with the Ironshore Acquisition (the "2024 Term Loan") and the term loan issued in March 2022 in connection with the BDSI Acquisition (the "2022 Term Loan"). Our convertible notes consist of the convertible notes issued in February 2023 (the "2029 Convertible Notes") and the convertible notes issued in February 2020 in connection with the Nucynta Acquisition (the "2026 Convertible Notes").

Interest Income

Interest income consists of interest and amortization of premiums and discounts on investments earned on our cash, cash equivalents, and marketable securities.

Provision for Income Taxes

The provision for income taxes reflects expense or tax benefit for federal and state income taxes, as well as the impact of non-deductible expenses.

Critical Accounting Policies and Estimates

Our "Management's Discussion and Analysis of Financial Condition and Results of Operations" are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. Estimates include revenue recognition, including the estimates of product returns, discounts and allowances related to commercial sales of our products, estimates related to the fair value of assets acquired and liabilities assumed in business combinations, including acquired intangible assets and the fair value of inventory acquired, estimates utilized in the ongoing valuation of inventory related to potential unsalable product, estimates of useful lives with respect to intangible assets, accounting for stock-based compensation, contingencies, impairment of goodwill and intangible assets, and deferred tax valuation allowances. We base our estimates and assumptions on historical experience when available and on various factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as "critical" because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates—which also would have been reasonable—could have been used, which would have resulted in different financial results. While our significant accounting policies are described in more detail in Note 2, *Summary of Significant Accounting Policies,* to our consolidated financial statements appearing elsewhere in this Form 10-K, we believe the following accounting policies to be most critical to the significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our accounting policy for revenue recognition will have a substantial impact on reported results and relies on certain estimates. Estimates are based on historical experience, current conditions and various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity and the amounts of revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions.

Product Revenue

Our only source of revenue to date has been generated by sales of our products, which are primarily sold to distributors ("customers"), which in turn sell the product to pharmacies and others for the treatment of patients. Revenue for product sales is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. This generally occurs upon delivery to our customers when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, and returns are reasonably determinable. Therefore, product sales are recorded upon delivery to our customers net of estimated rebates and incentives, product returns, and trade allowances and chargebacks.

Sales Deductions

Sales deductions consist primarily of provisions for: (i) rebates and incentives, including managed care rebates, government rebates, co-pay program incentives, and sales incentives and allowances; (ii) product returns, including return estimates for our products; and (iii) trade allowances and chargebacks, including fees for distribution service fees, prompt pay discounts, and chargebacks. We estimate the amount of variable consideration that should be included in revenue under the expected value method for all sales deductions other than trade allowances, which are estimated under the most likely amount method. These provisions reflect our best estimates of the amount of revenue to which we are entitled based on the terms of our contracts.

Provisions for rebates and incentives are based on the estimated amount of rebates and incentives to be claimed on the related sales from the period. As our rebates and incentives are based on products dispensed to patients, we are required to estimate the expected value of claims at the time of product delivery to distributors. Given that distributors sell the product to pharmacies, which in turn dispense the product to patients, claims can be submitted significantly after the related sales are recognized. Our estimates of these claims are based on the historical experience of existing or similar programs, including current contractual and statutory requirements, specific known market events and trends, industry data, and estimated distribution channel inventory levels. Accruals and related reserves required for rebates and incentives are adjusted as new information becomes available, including actual claims. If actual results vary, we may need to adjust these estimates, which could have an effect on earnings in the period of the adjustment.

Provisions for product returns, including returns for Jornay PM, Belbuca, Xtampza ER, the Nucynta Products, and Symproic, are based on product-level returns rates, including processed as well as unprocessed return claims, in addition to relevant market events and other factors. Estimates of the future product returns are made at the time of revenue recognition to determine the amount of consideration to which we expect to be entitled (that is, excluding the products expected to be returned). At the end of each reporting period, we analyze trends in returns rates and update our assessment of variable consideration for returns. To the extent we receive amounts in excess of what we expect to be entitled to receive due to a product return, we do not recognize revenue when we transfer products to customers but instead recognize those excess amounts received as a refund liability. We update the measurement of the refund liability at the end of each reporting period for changes in expectations about the amount of refunds with the corresponding adjustments recognized as revenue (or reductions of revenue).

We provide the right of return to our customers for an 18-month window beginning six months prior to expiration and up until twelve months after expiration. Our customers short-pay an existing invoice upon notice of a product return claim. Adjustments to the preliminary short-paid claims are processed when the return claim is validated and finalized. Our return policy requires that product is returned and that the return is claimed within the 18-month window. Refer to Note 3, *Revenue from Contracts with Customers*, for more information.

Provisions for trade allowances and chargebacks are primarily based on customer-level contractual terms. Accruals and related reserves are adjusted as new information becomes available, which generally consists of actual trade allowances and chargebacks processed. Actual results may differ from these estimates under different assumptions or conditions.

Business Combination Accounting and Valuation of Acquired Assets

We completed the Ironshore Acquisition in September 2024, which was accounted for as a business combination. To determine whether the acquisition should be accounted for as a business combination or as an asset acquisition, we make judgments regarding whether the acquired set of activities and assets met the definition of a business. Judgment is required in assessing whether the acquired processes or activities, along with their inputs, would be substantive to constitute a business, as defined by U.S. GAAP.

The acquisition method of accounting requires that we recognize the assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of consideration transferred over the acquisition date net fair values of the assets acquired and the liabilities assumed. The determination of the fair value of the acquired assets and liabilities assumed is a critical accounting estimate because the estimation of fair values requires significant management judgment and requires various assumptions based on non-observable inputs that are included in valuation models. An income approach, which generally relies upon projected cash flow models, is used in estimating the fair value of the acquired intangible assets and the deferred royalty obligation. The fair value of acquired inventory is based on inventory cost and other assumptions. The cash flow projections are based on management's estimates of economic and market conditions including the estimated future cash flows from revenues of acquired assets, the timing and projection of costs and expenses and the related profit margins, tax rates, and an appropriate discount rate.

During the measurement period, which occurs before finalization of the purchase price allocation, changes in assumptions and estimates that result in adjustments to the fair values of assets acquired and liabilities assumed, if based on facts and circumstances existing at the acquisition date, are recorded on a retroactive basis as of the acquisition date, with the corresponding offset to goodwill. Any adjustments not based on facts and circumstances existing at the acquisition date, or if subsequent to the conclusion of the measurement period, will be recorded to our consolidated statements of operations.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse.

We provide a valuation allowance when it is more likely than not that deferred tax assets will not be realized. In determining the extent to which a valuation allowance for deferred tax assets is required, we evaluate all available evidence including projections of future taxable income, carryback opportunities, reversal of certain deferred tax liabilities, and other tax planning strategies, all of which are subject to uncertainty. Certain deferred tax assets, such as net operating losses and tax credits, expire at varying dates and are generally subject to annual limitations under Section 382 of the Internal Revenue Code of 1986, as amended ("IRC 382"). Significant judgment is required in making these evaluations, including comparing future annual income projections to the expiration dates and annual limitations of such assets. To the extent our future expectations change, we would have to assess the recoverability of these deferred tax assets at that time.

We have maintained a valuation allowance on the portion of our deferred tax assets that are not more likely than not to be realized due to tax limitation or other conditions of $5.3 million as of December 31, 2025.

Results of Operations

In this section, we discuss the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes the results of our operations for the years ended December 31, 2025 and 2024:

	Years Ended December 31,	
	2025	**2024**
	(in thousands)	
Product revenues, net	$ 780,567	$ 631,449
Cost of product revenues		
Cost of product revenues (excluding intangible asset amortization)	95,418	88,801
Intangible asset amortization	221,892	165,304
Total cost of product revenues	317,310	254,105
Gross profit	463,257	377,344
Operating expenses		
Selling, general and administrative	284,803	210,363
Gain on fair value remeasurement of contingent consideration	(1,182)	(2,914)
Total operating expenses	283,621	207,449
Income from operations	179,636	169,895
Interest expense	(82,312)	(73,974)
Interest income	11,289	13,976
Loss on extinguishment of debt	(15,994)	(11,329)
Income before income taxes	92,619	98,568
Provision for income taxes	29,749	29,378
Net income	$ 62,870	$ 69,190

Product revenues, net

Product revenues, net were $780.6 million for the year ended December 31, 2025 ("2025"), compared to $631.4 million for the year ended December 31, 2024 ("2024"), representing a $149.2 million increase. The $149.2 million increase was primarily due to increases in revenue for Jornay PM of $111.7 million, the Nucynta Products of $19.8 million, Belbuca of $10.4 million, and Xtampza ER of $8.0 million, partially offset by decreases in revenue for Symproic and other of $0.7 million.

The increase in revenue for Jornay PM of $111.7 million was due to 2025 including a full year of product revenues compared to a partial year in 2024 as the product was acquired from the Ironshore Acquisition in September 2024.

The increase in revenue for the Nucynta Products of $19.8 million was primarily due to lower gross-to-net adjustments related to provisions for rebates and higher gross price, partially offset by lower sales volume.

The increase in revenue for Belbuca of $10.4 million was primarily due to lower gross-to-net adjustments related to provisions for rebates and higher gross price, partially offset by higher gross-to-net adjustments related to provisions for chargebacks and lower sales volume.

The increase in revenue for Xtampza ER of $8.0 million was primarily due to lower gross-to-net adjustments related to provisions for rebates, including the recognition of $3.2 million related to certain rebate settlements during 2025. In addition, revenue increased due to higher gross price partially offset by lower sales volume.

Cost of product revenues

Cost of product revenues (excluding intangible asset amortization) was $95.4 million for 2025, compared to $88.8 million for 2024. The $6.6 million increase was primarily due to 2025 including a full year of cost of product revenues for Jornay PM compared to a partial year in 2024 as the product was acquired from the Ironshore Acquisition in September 2024. In addition, cost of product revenues increased due to 2025 including $3.1 million of royalty expense related to the Company's license agreement with Grünenthal that is subject to future recovery, partially offset by lower current period royalty expense.

Intangible asset amortization was $221.9 million for 2025, compared to $165.3 million for 2024. The $56.6 million increase in intangible asset amortization was primarily related to 2025 including a full year of amortization from the intangible asset acquired in the Ironshore Acquisition in September 2024.

Operating expenses

Selling, general and administrative expenses were $284.8 million for 2025, compared to $210.4 million for 2024. The $74.4 million increase was primarily related to:
- an increase in salaries, wages and benefits of $49.4 million primarily due to additional headcount added in 2025 as a result of the Ironshore Acquisition, including the expansion of the sales force that promotes Jornay PM in 2025, as well as expenses incurred as a result of certain executive transitions announced in 2025, including stock-based compensation expense of $2.6 million related to accelerated equity awards and severance, benefits, and related expenses incurred of $1.4 million;
- an increase in sales and marketing expenses of $37.6 million, primarily due to expenses incurred to support Jornay PM following the Ironshore Acquisition in September 2024; and
- an increase in audit and legal expenses of $4.9 million primarily due to expenses related to litigation; partially offset by:
- a decrease in acquisition related expenses of $20.1 million, as 2024 included transaction costs and other expenses incurred shortly after the Ironshore Acquisition that did not recur at the same level in 2025.

Gain on fair value remeasurement of contingent consideration was $1.2 million for 2025, compared to $2.9 million for 2024. The $1.7 million decrease was due to the revaluation of the contingent consideration associated with the Ironshore Acquisition and reflects the liability being reduced to zero in 2025 after the related milestone was not achieved.

Interest expense and Interest income

Interest expense was $82.3 million for 2025, compared to $74.0 million for 2024. The $8.3 million increase was primarily due to higher interest expense of $8.8 million related to the deferred royalty obligation that was assumed as part of the Ironshore Acquisition in September 2024. Interest expense from term loans was materially consistent in 2025 compared to 2024 due to the refinancing of our term loans in the third quarter of 2024 and the fourth quarter of 2025, which resulted in a lower interest rate offset by a higher principal balance.

Interest income was $11.3 million for 2025, compared to $14.0 million for 2024. The $2.7 million decrease was primarily due to lower interest rates earned on cash equivalents and marketable securities in 2025 compared to 2024.

Loss on extinguishment of debt

Loss on extinguishment of debt was $16.0 million for 2025, compared to $11.3 million for 2024. The $4.7 million increase was due to 2025 including a $16.0 million loss on extinguishment resulting from the repayment of the 2024 Term Loan. In 2024, the remaining $26.4 million of the 2026 Convertible Notes were redeemed, resulting in a $7.2 million loss on extinguishment. In addition, in 2024, assumed debt from the Ironshore Acquisition was extinguished, resulting in a loss on extinguishment of $4.1 million.

Income Taxes

The provision for income taxes was $29.7 million for 2025, compared to $29.4 million for 2024. The $0.3 million increase was primarily due to higher nondeductible items in 2025 compared to 2024, including the impact of nondeductible officer compensation, stock compensation, and provision-to-return adjustments, partially offset by lower earnings before taxes. The effective tax rate was 32.1% and 29.8% for 2025 and 2024, respectively.

Liquidity and Capital Resources

Sources of Liquidity

Historically, we have funded our operations primarily through public offerings of our common stock, private placements of term debt; convertible notes; and cash inflows from sales of our products. We are primarily dependent on the commercial success of Jornay PM, Belbuca, Xtampza ER, and the Nucynta Products.

In December 2025, we entered into the 2025 Credit Agreement, which consists of the $580.0 million 2025 Term Loan, a $300.0 million of delayed draw term loan commitments, and a $100.0 million revolving credit facility, which is fully available as of December 31, 2025. The 2025 Term Loan was used to repay in full the remaining outstanding obligations under the 2024 Term Loan and to pay fees and expenses relating to the entry into the 2025 Credit Agreement and the remainder for general corporate purposes.

As of December 31, 2025, the outstanding principal balance of the 2025 Term Loan was $580.0 million, of which $29.0 million in principal payments are due within the next 12 months. As of December 31, 2025, the outstanding principal balance of the 2029 Convertible Notes was $241.5 million. As of December 31, 2025, and December 31, 2024, we had $231.3 million and $70.6 million in cash and cash equivalents, respectively.

We believe that our cash, cash equivalents, and marketable securities as of December 31, 2025, together with expected cash inflows from operations, will enable us to fund our operating expenses, debt service and capital expenditure requirements under our current business plan for the foreseeable future.

Borrowing Arrangements and Equity Offerings

Our material borrowing arrangements and equity offerings are the 2025 Credit Facility and the 2029 Convertible Notes. Refer to Note 14, *Debt*, for more information.

Cash flows

In this section, we discuss cash flows for the year ended December 31, 2025 compared to the year ended December 31, 2024.

	Years Ended December 31,	
	2025	**2024**
	(in thousands)	
Net cash provided by operating activities	$ 329,323	$ 204,980
Net cash used in investing activities	(63,532)	(287,759)
Net cash used in financing activities	(110,245)	(60,603)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 155,546	$ (143,382)

Operating activities. Cash provided by operating activities was $329.3 million in 2025, compared to $205.0 million in 2024. The $124.3 million increase in cash provided by operating activities was primarily due to the increase in cash flow from operating results after adjustment for non-cash items that are included in net income as well as due to changes in working capital, which were significantly impacted by the payment of assumed liabilities from Ironshore in 2024.

Investing activities. Cash used in investing activities was $63.5 million in 2025, compared to $287.8 million in 2024. The $224.3 million decrease in cash used in investing activities was primarily due 2024 including $267.5 million of cash used to acquire Ironshore (net of cash acquired), partially offset by a $43.2 million increase in cash used in investing in marketable securities.

Financing activities. Cash used in financing activities was $110.2 million in 2025, compared to $60.6 million in 2024. The $49.6 million increase in cash used in financing activities was primarily due to:
  • an increase in cash used for repayments of term loans of $527.7 million; and
  • an increase in deferred purchase price payments related to the Ironshore Acquisition of $7.6 million; partially offset by:
  • an increase in cash provided by term note financings of $252.0 million;

- 2024 including the repayment of assumed debt from the Ironshore Acquisition of $164.6 million, which did not recur in 2025;
- a decrease in cash used to repurchase common stock of $34.9 million; and
- 2024 including the redemption of $33.2 million of the remaining 2026 Convertible Notes, which did not recur in 2025.

Funding requirements

We believe that our cash, cash equivalents, and marketable securities as of December 31, 2025, together with expected cash inflows from operations, will enable us to fund our operating expenses, debt service and capital expenditure requirements under our current business plan for the foreseeable future. However, we are subject to all the risks common to the commercialization and development of new pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We have significant future capital requirements, including:
- expected operating expenses to manufacture and commercialize our products and to operate our organization;
- repayment of outstanding principal amounts and interest in connection with our 2025 Term Loan and 2029 Convertible Notes;
- royalties we pay on sales of certain products within our portfolio;
- payment of income taxes;
- deferred royalty obligation in connection with Jornay PM;
- operating lease obligations;
- minimum purchase obligations in connection with our contract manufacturer; and
- contingent payment upon the achievement of a financial milestone based on net revenues of Jornay PM.

In addition, we have significant potential future capital requirements, including:
- we may enter into business development transactions, including acquisitions, collaborations, licensing arrangements and equity investments, that require additional capital;
- any judgments rendered against us in connection with any of the litigation matters set forth in Note 13, *Commitments and Contingencies*, to our financial statements; and
- in July 2025, our Board of Directors authorized a new share repurchase program for the repurchase of up to $150.0 million of shares of our common stock through December 31, 2026. As of December 31, 2025, $150.0 million remained available for share repurchases under the 2025-2026 Repurchase Program. Future share repurchases will depend upon, among other factors, our cash balances and potential future capital requirements, our results of operations and financial conditions, the price of our common stock on the Nasdaq Global Select Market, and other factors that we may deem relevant.

Contractual Obligations

Our contractual obligations as of December 31, 2025 that will affect our future liquidity include our term loans, including interest; convertible senior notes, including interest; operating lease obligations; deferred royalty obligation; and purchase obligations. For further detail regarding our term loans and convertible senior notes, refer to Note 14, *Debt.* For further detail regarding our deferred royalty obligation, refer to Note 15, *Deferred Royalty Obligation.* For further detail regarding our operating lease obligations, refer to Note 16, *Leases*.

Our purchase obligations represent the minimum purchase obligations of up to $3.0 million per year with our contract manufacturer which are in effect as of December 31, 2025 and will remain in effect each year until the termination of our manufacturing agreement.

We also have employment agreements with executive officers that would require us to make severance payments to them if we terminate their employment without cause or the executives resign for good reason. These payments are contingent upon the occurrence of various future events, and the amounts payable under these provisions depend upon the level of compensation at the time of termination of employment, and therefore, are not calculable at this time.

Non-GAAP Financial Measures

To supplement our financial results presented on a GAAP basis, we have included information about certain non-GAAP financial measures. We believe the presentation of these non-GAAP financial measures, when viewed with our results under GAAP and the accompanying reconciliations, provide analysts, investors, lenders, and other third parties with insights into how we evaluate normal operational activities, including our ability to generate cash from operations, on a comparable year-over-year basis and manage our budgeting and forecasting. In addition, certain non-GAAP financial measures, primarily Adjusted EBITDA, are used to measure performance when determining components of annual compensation for substantially all non-sales force employees, including senior management.

We may discuss the following financial measures that are not calculated in accordance with GAAP in our quarterly and annual reports, earnings press releases and conference calls.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that represents GAAP net income or loss adjusted to exclude interest expense, interest income, the benefit from or provision for income taxes, depreciation, amortization, stock-based compensation, and other adjustments to reflect changes that occur in our business but do not represent ongoing operations. Adjusted EBITDA, as used by us, may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

There are several limitations related to the use of adjusted EBITDA rather than net income or loss, which is the nearest GAAP equivalent, such as:

- adjusted EBITDA excludes depreciation and amortization, and, although these are non-cash expenses, the assets being depreciated or amortized may have to be replaced in the future, the cash requirements for which are not reflected in adjusted EBITDA;
- adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;
- adjusted EBITDA does not reflect the benefit from or provision for income taxes or the cash requirements to pay taxes;
- adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
- we exclude stock-based compensation expense from adjusted EBITDA although: (i) it has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy; and (ii) if we did not pay out a portion of our compensation in the form of stock-based compensation, the cash salary expense included in operating expenses would be higher, which would affect our cash position;
- we exclude impairment expenses from adjusted EBITDA and, although these are non-cash expenses, the asset(s) being impaired may have to be replaced in the future, the cash requirements for which are not reflected in adjusted EBITDA;
- we exclude restructuring expenses from adjusted EBITDA. Restructuring expenses primarily include employee severance and contract termination costs that are not related to acquisitions. The amount and/or frequency of these restructuring expenses are not part of our underlying business;
- we exclude litigation settlements and contingencies that are subject to recovery from adjusted EBITDA, as well as any applicable income items, credit adjustments, or recoveries due to subsequent changes in estimates. This does not include our legal fees to defend claims, which are expensed as incurred;
- we exclude acquisition related expenses as the amount and/or frequency of these expenses are not part of our underlying business. Acquisition related expenses include transaction costs, which primarily consisted of financial advisory, banking, legal, and regulatory fees, and other consulting fees, incurred to complete the acquisition, employee-related expenses (severance cost and benefits) for terminated employees after the acquisition, legal defense expenses for specific acquired claims that relate to acts that occurred prior to our acquisition, and miscellaneous other acquisition related expenses incurred;
- we exclude recognition of the step-up basis in inventory from acquisitions (i.e., the adjustment to record inventory from historic cost to fair value at acquisition) as the adjustment does not reflect the ongoing expense associated with sale of our products as part of our underlying business;
- we exclude losses on extinguishments of debt as these expenses are episodic in nature and do not directly correlate to the cost of operating our business on an ongoing basis;
- we exclude executive transition expenses from adjusted EBITDA as the amount and/or frequency of these expenses are episodic in nature and do not directly correlate to the cost of operating our business on an ongoing basis; and
- we exclude other expenses, from time to time, that are episodic in nature and do not directly correlate to the cost of operating our business on an ongoing basis.

Adjusted EBITDA for the years ended December 31, 2025 and 2024 was as follows:

	Years Ended December 31,	
	2025	**2024**
	(in thousands)	
GAAP net income	$ 62,870	$ 69,190
Adjustments:		
Interest expense	82,312	73,974
Interest income	(11,289)	(13,976)
Loss on extinguishment of debt	15,994	11,329
Provision for income taxes	29,749	29,378
Depreciation	4,182	3,856
Amortization	221,892	165,304
Stock-based compensation	41,906	32,400
Litigation settlements and contingencies	3,058	—
Recognition of step-up basis in inventory	5,431	5,269
Executive transition expense	1,397	3,051
Acquisition related expenses	4,175	24,329
Gain on fair value remeasurement of contingent consideration	(1,182)	(2,914)
Total adjustments	$ 397,625	$ 332,000
Adjusted EBITDA	$ 460,495	$ 401,190

Adjusted EBITDA was $460.5 million for 2025 compared to $401.2 million for 2024. The $59.3 million increase was primarily due to higher revenues of $149.2 million, partially offset by higher salaries, wages and benefits (excluding stock-based compensation and executive transition expense) of $41.6 million, higher sales and marketing expenses of $37.6 million, and higher audit and legal fees of $4.9 million.

The following is a summary of 2025 quarterly Adjusted EBITDA:

	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
	(in thousands)			
GAAP Net income	$ 2,417	$ 11,983	$ 31,507	$ 16,963
Adjustments:				
Interest expense	20,790	20,463	21,767	19,292
Interest income	(2,225)	(2,383)	(3,116)	(3,565)
Loss on extinguishment of debt	—	—	—	15,994
Provision for income taxes	705	5,042	11,929	12,073
Depreciation	1,091	1,135	1,033	923
Amortization	55,473	55,473	55,473	55,473
Stock-based compensation	11,524	10,818	9,811	9,753
Litigation settlements and contingencies	—	—	3,058	—
Recognition of step-up basis in inventory	3,477	1,954	—	—
Executive transition expense	1,397	—	—	—
Acquisition related expenses	1,289	935	1,552	399
Gain on fair value remeasurement of contingent consideration	(786)	(358)	(19)	(19)
Total adjustments	$ 92,735	$ 93,079	$ 101,488	$ 110,323
Adjusted EBITDA	$ 95,152	$ 105,062	$ 132,995	$ 127,286

Adjusted Operating Expenses

Adjusted operating expenses is a non-GAAP financial measure that represents GAAP operating expenses adjusted to exclude stock-based compensation expense, and other adjustments to reflect changes that occur in our business but do not represent ongoing operations.

Adjusted operating expenses for the years ended December 31, 2025 and 2024 were as follows:

	Years Ended December 31,	
	2025	**2024**
	(in thousands)	
GAAP operating expenses	$ 283,621	$ 207,449
Adjustments:		
Stock-based compensation	41,906	32,400
Executive transition expense	1,397	3,051
Acquisition related expenses	4,175	24,329
Gain on fair value remeasurement of contingent consideration	(1,182)	(2,914)
Total adjustments	$ 46,296	$ 56,866
Adjusted operating expenses	$ 237,325	$ 150,583

Adjusted operating expenses were $237.3 million for 2025 compared to $150.6 million for 2024. The $86.7 million increase was primarily driven by:
- an increase in salaries, wages, and benefits (excluding stock-based compensation and executive transition expense) of $41.6 million, primarily due to additional headcount added as a result of the Ironshore Acquisition;
- an increase in sales and marketing expenses of $37.6 million, primarily due to expenses incurred to support the ongoing commercialization of Jornay PM following the Ironshore Acquisition in September 2024; and
- an increase in audit and legal fees of $4.9 million, primarily due to expenses related to litigation expenses.

The following is a summary of 2025 quarterly adjusted operating expenses:

	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
	(in thousands)			
GAAP operating expenses	$ 75,637	$ 73,279	$ 67,084	$ 67,621
Adjustments:				
Stock-based compensation	11,524	10,818	9,811	9,753
Executive transition expense	1,397	—	—	—
Acquisition related expenses	1,289	935	1,552	399
Gain on fair value remeasurement of contingent consideration	(786)	(358)	(19)	(19)
Total adjustments	$ 13,424	$ 11,395	$ 11,344	$ 10,133
Adjusted operating expenses	$ 62,213	$ 61,884	$ 55,740	$ 57,488

Adjusted Net Income and Adjusted Earnings Per Share

Adjusted net income is a non-GAAP financial measure that represents GAAP net income or loss adjusted to exclude significant income and expense items that are non-cash or not indicative of ongoing operations, including consideration of the tax effect of the adjustments. Adjusted earnings per share is a non-GAAP financial measure that represents adjusted net income per share. Adjusted weighted-average shares - diluted is calculated in accordance with the treasury stock, if-converted, or contingently issuable accounting methods, depending on the nature of the security.

Adjusted net income and adjusted earnings per share for the years ended December 31, 2025 and 2024 were as follows:

	Years Ended December 31,	
	2025	**2024**
	(in thousands, except share and per share data)	
GAAP net income	$ 62,870	$ 69,190
Adjustments:		
Non-cash interest expense	5,341	9,729
Loss on extinguishment of debt	15,994	11,329
Amortization	221,892	165,304
Stock-based compensation	41,906	32,400
Litigation settlements and contingencies	3,058	—
Recognition of step-up basis in inventory	5,431	5,269
Executive transition expense	1,397	3,051
Acquisition related expenses	4,175	24,329
Gain on fair value remeasurement of contingent consideration	(1,182)	(2,914)
Income tax effect of above adjustments [1]	(71,599)	(62,880)
Total adjustments	$ 226,413	$ 185,617
Non-GAAP adjusted net income	$ 289,283	$ 254,807
Adjusted weighted-average shares — diluted [2]	39,701,693	40,424,180
Adjusted earnings per share [2]	$ 7.42	$ 6.45

(1) The income tax effect of the adjustments was calculated by applying our blended federal and state statutory rate to the adjustments that have a tax effect. The blended federal and state statutory rate for the years ended December 31, 2025 and 2024 were 24.8% and 26.5%, respectively. As such, the non-GAAP effective tax rates for the years ended December 31, 2025 and 2024 were 24.0% and 25.3%, respectively.

(2) Adjusted weighted-average shares - diluted were calculated using the "if-converted" method for the convertibles notes in accordance with ASC 260, *Earnings per Share*. As such, adjusted weighted-average shares – diluted includes shares related to the assumed conversion of our convertible notes and the associated cash interest expense added-back to non-GAAP adjusted net income. For the years ended December 31, 2025 and 2024, adjusted weighted-average shares – diluted includes 6,606,305 attributable to our convertible notes. In addition, adjusted earnings per share includes other potentially dilutive securities to the extent that they are not antidilutive.

The following is a summary of 2025 quarterly adjusted net income and adjusted earnings per share:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except share and per share data)			
GAAP net income	$ 2,417	$ 11,983	$ 31,507	$ 16,963
Adjustments:				
Non-cash interest expense	1,367	1,355	1,343	1,276
Loss on extinguishment of debt	—	—	—	15,994
Amortization	55,473	55,473	55,473	55,473
Stock-based compensation	11,524	10,818	9,811	9,753
Litigation settlements and contingencies	—	—	3,058	—
Recognition of step-up basis in inventory	3,477	1,954	—	—
Executive transition expense	1,397	—	—	—
Acquisition related expenses	1,289	935	1,552	399
Gain on fair value remeasurement of contingent consideration	(786)	(358)	(19)	(19)
Income tax effect of above adjustments [1]	(18,737)	(17,871)	(15,453)	(19,538)
Total adjustments	$ 55,004	$ 52,306	$ 55,765	$ 63,338
Non-GAAP adjusted net income	$ 57,421	$ 64,289	$ 87,272	$ 80,301
Adjusted weighted-average shares — diluted [2]	39,446,458	39,075,703	39,439,890	40,076,457
Adjusted earnings per share [2]	$ 1.49	$ 1.68	$ 2.25	$ 2.04

(1) The income tax effect of the adjustments was calculated by applying our blended federal and state statutory rate to the adjustments that have a tax effect. The blended federal and state statutory rate for the three months ended March 31, June 30, September 30, and December 31, 2025 were 25.8%, 25.7%, 21.8%, and 25.5%, respectively. As such, the non-GAAP effective tax rates for the three months ended March 31, June 30, September 30, and December 31, 2025 were 25.4%, 25.5%, 21.7%, and 23.6%, respectively.

(2) Adjusted weighted-average shares - diluted were calculated using the "if-converted" method for the convertible notes in accordance with ASC 260, *Earnings per Share*. As such, adjusted weighted-average shares – diluted includes shares related to the assumed conversion of our convertible notes and the associated cash interest expense added-back to non-GAAP adjusted net income. For the three months ended March 31, June 30, September 30, and December 31, 2025, adjusted weighted-average shares – diluted includes 6,606,305 shares attributable to our convertible notes. In addition, adjusted earnings per share includes other potentially dilutive securities to the extent that they are not antidilutive.

Item 7A. Quantitative and Qualitative Disclosures about Market Risks

Our primary exposure to market risk is interest rate sensitivity in connection with our investment portfolio and the 2025 Term Loan. None of these market risk sensitive instruments are held for trading purposes.

Investment Portfolio

Our investment portfolio includes financial instruments that are sensitive to interest rate risks. Our investment portfolio is used to preserve capital, maintain liquidity sufficient to meet cash flow requirements, and maximize returns commensurate with our risk appetite. We invest in instruments that meet the credit quality, diversification, liquidity, and maturity standards outlined in our investment policy.

As of December 31, 2025, our investment portfolio includes $119.4 million of cash equivalents and $155.4 million of marketable securities, which are primarily comprised of money market funds, commercial paper, corporate debt securities, and government-sponsored debt securities. Our money market funds are short-term highly liquid investments, and our marketable securities have active secondary or resale markets to help ensure liquidity. We account for marketable securities as available-for-sale and, thus, no gains or losses are realized due to changes in the fair value of our marketable securities unless we sell our investments prior to maturity or incur a credit loss. Furthermore, our investment policy includes guidelines limiting the term-to-maturity of our investments. Due to the nature of our investments, we do not believe that the fair value of our investments has a material exposure to interest rate risk.

2025 Term Loan

The 2025 Term Loan bears interest at an annual rate equal to Secured Overnight Financing Rate ("SOFR") plus a spread adjustment ranging from 2.75% to 3.75%. The 2025 Term Loan is subject to quarterly amortization payments of the originally funded amount equal to 1.25% in each quarter of 2026, 1.875% in each quarter of 2027 and 2028, and 2.5% in each quarter of 2029 and 2030, with the remaining principal payable at maturity. Based on the outstanding principal amount of the 2025 Term Loan as of December 31, 2025 of $580.0 million, a hypothetical 1% increase or decrease in interest rates would increase or decrease future annual interest expense by approximately $5.8 million.

Item 8. Consolidated Financial Statements and Supplementary Data

Our Consolidated Financial Statements, together with the reports of our independent registered public accounting firms, begin on page F-1 of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. The term "disclosure controls and procedures" as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rules 13a 15(f) and 15d 15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework (2013)" published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our internal control over financial reporting.

Based on our evaluation, and subject to the exclusion above, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by our independent registered public accounting firm, Deloitte & Touche LLP, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

As required by Rule 13a-15(d) of the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the internal control over financial reporting to determine whether any changes occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer did not identify any change in our internal control over financial reporting during the fiscal quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Collegium Pharmaceutical, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Collegium Pharmaceutical, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 26, 2026

Item 9B. Other Information

Rule 10b5-1 Trading Plans

The following table shows the "Rule 10b5-1 trading arrangements" or "non-Rule 10b5-1 trading arrangements" (as each term is defined in Item 408(a) of Regulation S-K) adopted, amended, or terminated by our directors and officers during the three months ended December 31, 2025:

Name	Title	Action	Effective Date	Trading Arrangement Rule 10b5-1	Non-Rule 10b5-1	Scheduled Expiration Date of Trading Plan[1]	Maximum Shares Subject to Trading Plan
David Dieter	Executive Vice President, General Counsel and Corporate Secretary	Adoption	December 8, 2025	X		March 31, 2026	28,683
Colleen Tupper	Executive Vice President and Chief Financial Officer	Adoption	November 17, 2025	X		October 30, 2026	55,175

(1) A trading arrangement may expire on an earlier date if all contemplated transactions are completed before such trading arrangement's expiration date, upon termination by broker or the holder of the trading arrangement, or as otherwise provided in the trading arrangement.

Each Rule 10b5-1 trading arrangement described above was adopted in compliance with Rule 10b5-1(c) under the Exchange Act.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Other than the information regarding our executive officers provided in Part I of this report under the heading "*Business — Our Executive Officers*," the information required to be furnished pursuant to this item is incorporated herein by reference to our definitive proxy statement for the 2026 Annual Meeting of the Shareholders.

Our Board of Directors has adopted a Code of Ethics applicable to all of our employees, executive officers and directors. The Code of Ethics is available on our website at www.collegiumpharma.com. Our Board of Directors is responsible for overseeing compliance with the Code of Ethics, and our Board of Directors or an appropriate committee thereof must approve any waivers of the Code of Ethics for employees, executive officers or directors. Disclosure regarding any amendments to the Code of Ethics, or any waivers of its requirements, will be made on our website.

Insider Trading Policies

Our Board of Directors has adopted an Insider Trading Policy which governs the purchase, sales, and/or other dispositions of our securities by directors, officers, and employees. Our Insider Trading Policy is attached hereto as Exhibit 19 and incorporated herein.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference from our definitive proxy statement for the 2026 Annual Meeting of Shareholders under the captions "Compensation Discussion and Analysis," "Executive Compensation" (excluding the information under the heading "Pay Versus Performance"), "Director Compensation" and "Compensation Committee Report."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference from our definitive proxy statement for the 2026 Annual Meeting of Shareholders under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated herein by reference from our definitive proxy statement for the 2026 Annual Meeting of Shareholders under the captions "Certain Relationships and Related Party Transactions" and "Election of Directors – Director Independence."

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated herein by reference from our definitive proxy statement for the 2026 Annual Meeting of Shareholders under the captions "Ratification of Appointment of Independent Registered Public Accounting Firm - Independent Registered Public Accountants' Fees" and "Ratification of Appointment of Independent Registered Public Accounting Firm – Pre-Approval Policies and Procedures."

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Refer to Part II, Item 8 for the Consolidated Financial Statements required to be included in this Form 10-K.

Consolidated Financial Statement Schedules

All financial statement schedules are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

Exhibits

Exhibit Number	Exhibit Description	
2.1 †	Agreement and Plan of Merger, dated as of February 14, 2022, by and among Collegium Pharmaceutical, Inc., Bristol Acquisition Company, Inc. and BioDelivery Sciences International, Inc.	(1)
2.2 *	Agreement and Plan of Merger, dated as of July 28, 2024, by and among Collegium Pharmaceutical Inc., Ironshore Therapeutics Inc. and Shareholder Representative Services LLC	(2)
3.1 †	Third Amended and Restated Articles of Incorporation of Collegium Pharmaceutical, Inc.	(3)
3.2 †	Amended and Restated Bylaws of Collegium Pharmaceutical, Inc.	(4)
4.1 †	Indenture, dated as of February 13, 2020, between Collegium Pharmaceutical, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee.	(5)
4.2 †	First Supplemental Indenture, dated as of February 13, 2020, between Collegium Pharmaceutical, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee.	(5)
4.3 †	Form of certificate representing the 2.625% Convertible Senior Notes due 2026 (included as Exhibit A to Exhibit 4.2).	(5)
4.4 †	Indenture, dated as of February 10, 2023, between Collegium Pharmaceutical, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee.	(6)
4.5 †	Form of certificate representing the 2.875% Convertible Senior Notes due 2029 (included as Exhibit A to Exhibit 4.4).	(6)
4.6 †	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	(7)
10.1 †	Office Lease agreement by and between Campanelli-Trigate 100 TCD Stoughton, LLC, and Collegium Pharmaceutical, Inc as of March 23, 2018.	(8)
10.2 +†	2015 Employee Stock Purchase Plan.	(9)
10.3 +†	Performance Bonus Plan.	(10)
10.4(a) +†	2025 Equity Incentive Plan	(19)
10.4(b) +†	Form of Incentive Stock Option Award Agreement under the 2025 Equity Incentive Plan.	(20)
10.4(c) +†	Form of Non-Qualified Stock Option Agreement under the 2025 Equity Incentive Plan.	(20)
10.4(d) +†	Form of Restricted Stock Unit Award Agreement under the 2025 Equity Incentive Plan.	(20)
10.4(e) +†	Form of Performance-Based Restricted Stock Unit Award Agreement under the 2025 Equity Incentive Plan.	(20)
10.5 †	Form of Indemnification Agreement.	(10)
10.6 +†	Amended & Restated Employment Agreement, dated December 27, 2020, by and between Collegium Pharmaceutical, Inc. and Scott Dreyer.	(12)
10.7 †	License Agreement (U.S.), dated as of January 13, 2015, by and among Grünenthal GmbH, Janssen Research & Development, LLC, Assertio Therapeutics, Inc. and Collegium Pharmaceutical, Inc.	(13)
10.8 †	Consent Agreement, dated January 30, 2020, by and among Grünenthal GmbH, Assertio Therapeutics, Inc. and Collegium Pharmaceutical, Inc.	(13)
10.9 †	Settlement Agreement, dated September 29, 2020, by and among Collegium Pharmaceutical, Inc. and Teva Pharmaceuticals USA, Inc.	(14)

10.10	+†	Employment Agreement, dated May 24, 2021, by and between Colleen Tupper and Collegium Pharmaceutical, Inc.	(15)
10.11	*	Credit Agreement, dated December 23, 2025, by and among Collegium Pharmaceutical, Inc., the lenders from time to time party thereto and Truist Bank, as administrative agent.	
10.12	†*	Authorized Generic Agreement by and between Collegium Pharmaceutical Inc.and Hikma Pharmaceuticals USA Inc., dated April 26, 2024.	(16)
10.13	†	Exclusive License Agreement, dated April 4, 2019, between the Company and Shionogi, Inc. (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed by BDSI on March 9, 2022).	(17)
10.14	+†	Amendment to Employment Agreement, dated January 20, 2022 by and between Collegium Pharmaceutical, Inc. and Colleen Tupper.	(17)
10.15	+†	Amendment to Employment Agreement, dated January 20, 2022 by and between Collegium Pharmaceutical, Inc. and Scott Dreyer.	(17)
10.16	+†	Employment Agreement, dated March 23, 2022 by and between Collegium Pharmaceutical, Inc. and Thomas Smith.	(17)
10.17	+†	Employment Agreement, dated November 12, 2024 by and between Collegium Pharmaceutical, Inc. and Vikram Karnani.	(21)
10.18	+†	Employment Agreement, dated March 4, 2025, by and between David Dieter and Collegium Pharmaceutical, Inc.	(18)
19	†	Insider Trading Policy	(11)
21.1		Subsidiaries of Collegium Pharmaceutical, Inc.	
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.	
31.1		Certifying Statement of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
31.2		Certifying Statement of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
32.1		Certifying Statement of the Chief Executive Officer pursuant to Section 1350 of Title 18 of the United States Code.	
32.2		Certifying Statement of the Chief Financial Officer pursuant to Section 1350 of Title 18 of the United States Code.	
97	†	Compensation Recovery Policy	(11)
101		The following financial information from this Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets as of December 31, 2025 and 2024, (ii) Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023, (iii) Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2025, 2024 and 2023, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.	
104		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

_____

† Previously filed.

+ Indicates management contract or compensatory plan.

* Certain portions of the exhibits that are not material and would be competitively harmful if publicly disclosed have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Copies of the unredacted exhibits will be furnished to the Securities and Exchange Commission ("SEC") upon request.

(1) Previously filed as an exhibit to the registrant's Current Report on Form 8-K filed with the SEC on February 14, 2022.

(2) Previously filed as an exhibit to the registrant's Current Report on Form 8-K filed with the SEC on July 29, 2024.

(3) Previously filed as an exhibit to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the SEC on August 5, 2020.

(4) Previously filed as an exhibit to the registrant's Current Report on Form 8-K filed with the SEC on December 4, 2017.

(5) Previously filed as an exhibit to the registrant's Current Report on Form 8-K filed with the SEC on February 13, 2020.

(6) Previously filed as an exhibit to the registrant's Current Report on Form 8-K filed with the SEC on February 13, 2023.

(7) Previously filed as an exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 23, 2023.

(8) Previously filed as an exhibit to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 filed with the SEC on May 9, 2018.

(9) Previously filed as an exhibit to the registrant's Registration Statement on Form S-8 (File No. 333-207744) filed with the SEC on November 2, 2015.

(10) Previously filed as an exhibit to the registrant's Registration Statement on Form S-1/A (File No. 333-203208) filed with the SEC on April 27, 2015.

(11) Previously filed as an exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 22, 2024.

(12) Previously filed as an exhibit to the registrant's Current Report on Form 8-K filed with the SEC on December 30, 2020.

(13) Previously filed as an exhibit to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed with the SEC on May 7, 2020.

(14) Previously filed as an exhibit to the registrant's Current Report on Form 8-K filed with the SEC on September 30, 2020.

(15) Previously filed as an exhibit to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 filed with the SEC August 5, 2021.

(16) Previously filed as an exhibit to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 8, 2024.

(17) Previously filed as an exhibit to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the SEC May 10, 2022.

(18) Previously filed as an exhibit to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the SEC May 8, 2025.

(19) Previously filed as an exhibit to the registrant's Current Report on Form 8-K filed with the SEC on May 19, 2025.

(20) Previously filed as an exhibit to the registrant's Registration Statement on Form S-8 (File No. 333-287838) filed with the SEC on June 6, 2025.

(21) Previously filed as an exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 27, 2025.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLEGIUM PHARMACEUTICAL, INC.

By: /s/ Vikram Karnani

Vikram Karnani

Chief Executive Officer

Signature	Title	Date
/s/ Vikram Karnani Vikram Karnani	President and Chief Executive Officer (Principal Executive Officer) and Director	February 26, 2026
/s/ Colleen Tupper Colleen Tupper	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2026
/s/ Gino Santini Gino Santini	Chairman of the Board	February 26, 2026
/s/ Rita Balice-Gordon, Ph.D. Rita Balice-Gordon, Ph.D.	Director	February 26, 2026
/s/ Garen G. Bohlin Garen G. Bohlin	Director	February 26, 2026
/s/ John A. Fallon, M.D. John A. Fallon, M.D.	Director	February 26, 2026
/s/ John G. Freund, M.D. John G. Freund, M.D.	Director	February 26, 2026
/s/ Nancy Lurker Nancy Lurker	Director	February 26, 2026
/s/ Gwen Melincoff Gwen Melincoff	Director	February 26, 2026
/s/ Carlos Paya Carlos Paya	Director	February 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons in the capacities and on the dates indicated.

(This page has been left blank intentionally.)

COLLEGIUM PHARMACEUTICAL, INC.
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Collegium Pharmaceutical, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Collegium Pharmaceutical, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Product Return Liability– Refer to Note 3 to the Financial Statements

Critical Audit Matter Description

Revenue is recognized when control is transferred to the customer, which occurs upon delivery, and revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products to a customer ("transaction price"). The transaction price for product sales includes variable consideration related to sales deductions and a refund liability is established for estimated product returns. At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration should be constrained). Variable consideration, including the risk of customer concessions, is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. The Company updates the measurement of the returns and the refund liability (the "return provision") at the end of each reporting period for changes in expectations about the amount of returns and refunds with the corresponding adjustments recognized as revenue (or reductions of revenue).

Estimating the variable consideration and return provision requires significant judgment by management. Given the complexity and significant level of estimation uncertainty involved in calculating the return provision, our audit procedures in this area required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the return provision included the following, among others:
- We tested the effectiveness of controls over the measurement and recognition of the return provision.
- We evaluated the Company's methodology and significant assumptions made in developing the return provision.
- We tested the completeness and accuracy of the data underlying the measurement of the return provision.
- We tested the mathematical accuracy of management's underlying calculation of the return provision.
- We performed a retrospective review, comparing prior period product return estimates to actual product returns.
- We developed independent estimates of the return provision using historical sales and returns activity, product dating and expiration dates, and other information.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 26, 2026

We have served as the Company's auditor since 2016.

COLLEGIUM PHARMACEUTICAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2025	December 31, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 231,252	$ 70,565
Marketable securities	155,427	92,198
Accounts receivable, net	211,328	228,540
Inventory	40,912	35,560
Prepaid expenses and other current assets	32,642	30,394
Restricted cash	19,850	25,000
Total current assets	691,411	482,257
Property and equipment, net	12,013	14,329
Operating lease right-of-use assets	4,187	5,822
Intangible assets, net	669,510	891,402
Restricted cash	1,056	1,047
Deferred tax assets	112,539	98,033
Other noncurrent assets	20,193	8,368
Goodwill	145,925	162,333
Total assets	$ 1,656,834	$ 1,663,591
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	$ 10,659	$ 3,934
Accrued liabilities	62,464	72,124
Accrued rebates, returns and discounts	318,266	338,642
Current portion of term notes payable	29,000	64,583
Current portion of operating lease liabilities	1,407	1,271
Business combination consideration payable	17,565	28,956
Deferred revenue	667	—
Total current liabilities	440,028	509,510
Term notes payable, net of current portion	542,112	550,733
Convertible senior notes	238,213	237,172
Operating lease liabilities, net of current portion	4,132	5,539
Deferred royalty obligation	121,563	120,613
Deferred revenue, net of current portion	9,111	10,000
Contingent consideration	—	1,182
Total liabilities	1,355,159	1,434,749
Commitments and contingencies (refer to Note 13)		
Shareholders' equity:		
Preferred stock, $0.001 par value; authorized shares - 5,000,000	—	—
Common stock, $0.001 par value; authorized shares - 100,000,000; 40,736,330 issued and 31,707,608 outstanding shares as of December 31, 2025 and 39,646,749 issued and 31,440,155 outstanding shares as of December 31, 2024	41	40
Additional paid-in capital	624,954	590,251
Treasury stock, at cost; 9,028,722 shares as of December 31, 2025 and 8,206,594 shares as of December 31, 2024	(222,510)	(197,505)
Accumulated other comprehensive income	319	55
Accumulated deficit	(101,129)	(163,999)
Total shareholders' equity	301,675	228,842
Total liabilities and shareholders' equity	$ 1,656,834	$ 1,663,591

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIUM PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,		
	2025	**2024**	**2023**
Product revenues, net	$ 780,567	$ 631,449	$ 566,767
Cost of product revenues			
Cost of product revenues (excluding intangible asset amortization)	95,418	88,801	94,838
Intangible asset amortization	221,892	165,304	145,760
Total cost of product revenues	317,310	254,105	240,598
Gross profit	463,257	377,344	326,169
Operating expenses			
Selling, general and administrative	284,803	210,363	159,208
Gain on fair value remeasurement of contingent consideration	(1,182)	(2,914)	—
Total operating expenses	283,621	207,449	159,208
Income from operations	179,636	169,895	166,961
Interest expense	(82,312)	(73,974)	(83,339)
Interest income	11,289	13,976	15,615
Loss on extinguishment of debt	(15,994)	(11,329)	(23,504)
Income before income taxes	92,619	98,568	75,733
Provision for income taxes	29,749	29,378	27,578
Net income	$ 62,870	$ 69,190	$ 48,155
Earnings per share — basic	$ 1.98	$ 2.14	$ 1.43
Weighted-average shares — basic	31,706,429	32,273,850	33,741,213
Earnings per share — diluted	$ 1.73	$ 1.86	$ 1.29
Weighted-average shares — diluted	39,701,693	40,424,180	41,788,125

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIUM PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 62,870	$ 69,190	$ 48,155
Other comprehensive income:			
Unrealized gains on marketable securities, net of tax	264	41	14
Total other comprehensive income	264	41	14
Comprehensive income	$ 63,134	$ 69,231	$ 48,169

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIUM PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount		Shares	Amount			
Balance as of December 31, 2022	37,084,759	$ 37	$ 538,073	(3,235,823)	$ (61,924)	$ (281,344)	$ —	$ 194,842
Exercise of common stock options	498,008	—	8,641	—	—	—	—	8,641
Issuance for employee stock purchase plan	26,505	—	460	—	—	—	—	460
Vesting of RSUs and PSUs	898,817	1	—	—	—	—	—	1
Shares withheld for employee taxes upon vesting of RSUs and PSUs	(315,648)	—	(8,361)	—	—	—	—	(8,361)
Share repurchases	—	—	—	(3,088,069)	(75,457)	—	—	(75,457)
Exercise of warrant	—	—	27,136	—	—	—	—	27,136
Stock-based compensation	—	—	—	—	—	—	14	14
Net loss	—	—	—	—	—	48,155	—	48,155
Balance as of December 31, 2023	38,192,441	38	565,949	(6,323,892)	(137,381)	(233,189)	14	195,431
Exercise of common stock options	502,688	1	10,245	—	—	—	—	10,246
Issuance for employee stock purchase plan	35,664	—	827	—	—	—	—	827
Vesting of RSUs and PSUs	1,481,823	1	—	—	—	—	—	1
Shares withheld for employee taxes upon vesting of RSUs and PSUs	(565,867)	—	(19,170)	—	—	—	—	(19,170)
Share repurchases	—	—	—	(1,882,702)	(60,124)	—	—	(60,124)
Stock-based compensation	—	—	32,400	—	—	—	—	32,400
Other comprehensive income, net of tax	—	—	—	—	—	—	41	41
Net income	—	—	—	—	—	69,190	—	69,190
Balance as of December 31, 2024	39,646,749	40	590,251	(8,206,594)	(197,505)	(163,999)	55	228,842
Exercise of common stock options	244,245	—	4,280	—	—	—	—	4,280
Issuance for employee stock purchase plan	50,187	—	1,363	—	—	—	—	1,363
Vesting of RSUs and PSUs	1,205,901	1	—	—	—	—	—	1
Shares withheld for employee taxes upon vesting of RSUs and PSUs	(410,752)	—	(12,846)	—	—	—	—	(12,846)
Share repurchases	—	—	—	(822,128)	(25,005)	—	—	(25,005)
Stock-based compensation	—	—	41,906	—	—	—	—	41,906
Other comprehensive income, net of tax	—	—	—	—	—	—	264	264
Net income	—	—	—	—	—	62,870	—	62,870
Balance as of December 31, 2025	40,736,330	$ 41	$ 624,954	(9,028,722)	$ (222,510)	$ (101,129)	$ 319	$ 301,675

The accompanying notes are an integral part of these consolidated financial statements.

COLLEGIUM PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2025	2024	2023
Operating activities			
Net income	$ 62,870	$ 69,190	$ 48,155
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization expense	221,892	165,304	145,760
Depreciation expense	4,182	3,856	3,496
Deferred income taxes	(25,657)	(26,814)	(2,153)
Stock-based compensation expense	41,906	32,400	27,136
Non-cash lease expense (benefit)	339	(94)	(280)
Loss on extinguishment of debt	15,994	11,329	23,504
Non-cash interest expense for amortization of debt discount and issuance costs	5,341	6,016	8,635
Non-cash interest expense for deferred royalty obligation	950	3,713	—
Net amortization of premiums and discounts on investments	(1,072)	(2,028)	(1,235)
Non-cash change in fair value of contingent consideration	(1,182)	(2,914)	—
Changes in operating assets and liabilities:			
Accounts receivable	17,204	(4,414)	3,594
Inventory	(5,353)	13,927	14,169
Prepaid expenses and other assets	(7,968)	(14,070)	1,439
Accounts payable	6,718	(11,278)	5,061
Accrued liabilities	(9,495)	(39,530)	628
Accrued rebates, returns and discounts	2,851	387	(3,160)
Operating lease assets and liabilities	25	—	—
Deferred revenue	(222)	—	—
Net cash provided by operating activities	329,323	204,980	274,749
Investing activities			
Acquisition of Ironshore (net of cash acquired)	—	(267,538)	—
Purchases of property and equipment	(1,740)	(1,652)	(461)
Purchases of marketable securities	(126,968)	(111,171)	(92,351)
Maturities and sales of marketable securities	65,176	92,602	22,000
Net cash used in investing activities	(63,532)	(287,759)	(70,812)
Financing activities			
Proceeds from issuances of common stock from employee stock purchase plans	1,363	827	460
Proceeds from the exercise of stock options	4,280	10,246	8,641
Payments made for employee stock tax withholdings	(12,846)	(19,170)	(8,361)
Repurchases of common stock	(25,104)	(60,025)	(75,000)
Repayment of term loans, including debt extinguishment costs	(635,558)	(107,813)	(162,500)
Proceeds from issuance of 2025 Credit Facility, net of debt discounts and issuance costs	565,175	—	—
Payments made for deferred purchase price for acquisition	(7,555)	—	—
Proceeds from term note modification, net of fees paid to lender	—	313,175	—
Proceeds from issuances of 2029 Convertible Notes, net of issuance costs	—	—	235,220
Repurchase of 2026 Convertible Notes, including premium	—	—	(138,638)
Redemption of 2026 Convertible Notes, including premium and redemption costs	—	(33,245)	—
Repayment of assumed debt from Ironshore Acquisition	—	(164,598)	—
Net cash used in financing activities	(110,245)	(60,603)	(140,178)
Net increase (decrease) in cash, cash equivalents and restricted cash	155,546	(143,382)	63,759
Cash, cash equivalents and restricted cash at beginning of year	96,612	239,994	176,235
Cash, cash equivalents and restricted cash at end of year	$ 252,158	$ 96,612	$ 239,994

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheets

Cash and cash equivalents	$	231,252	$	70,565	$	238,947
Restricted cash		20,906		26,047		1,047
Total cash, cash equivalents and restricted cash	$	252,158	$	96,612	$	239,994

Supplemental disclosure of cash flow information

Cash paid for interest	$	68,760	$	62,434	$	73,256
Cash paid for income taxes	$	60,041	$	52,090	$	24,205

Supplemental disclosure of non-cash activities

Acquisition of property and equipment in accounts payable and accrued liabilities	$	319	$	185	$	176
Note issuance costs in accounts payable and accrued expenses	$	271	$	—	$	—
Excise tax on share repurchases in accrued liabilities	$	—	$	99	$	457
Acquisition date fair value of contingent consideration		—		4,096		—
Business combination consideration payable		—		28,956		—

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Business

Organization

Collegium Pharmaceutical, Inc. (the "Company" or "Collegium") was incorporated in Delaware in April 2002 and then reincorporated in Virginia in July 2014. The Company has its principal operations in Stoughton, Massachusetts. The Company's mission is to build a leading, diversified biopharmaceutical company committed to improving the lives of people living with serious medical conditions. The Company's product portfolio includes Jornay PM, Belbuca, Xtampza ER, Nucynta ER and Nucynta IR (collectively the "Nucynta Products"), and Symproic.

On September 3, 2024, (the "Acquisition Date"), the Company closed its acquisition of Ironshore Therapeutics Inc. ("Ironshore") (the "Ironshore Acquisition" or "Merger") pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), with Ironshore surviving the Merger as a wholly owned subsidiary of the Company. Ironshore had developed and obtained commercial approval to market Jornay PM in the United States. Upon closing the Ironshore Acquisition, the Company acquired the Jornay PM product.

The Company's operations are subject to certain risks and uncertainties. The principal risks include inability to continue successfully commercializing products, changing market conditions for products and development of competing products, changing regulatory environment and reimbursement landscape, product-related litigation, manufacture of adequate commercial inventory, inability to secure adequate supplies of active pharmaceutical ingredients, key personnel retention, protection of intellectual property, and patent infringement litigation.

2. Summary of Significant Accounting Policies

Basis of Accounting

The consolidated financial statements include the accounts of Collegium Pharmaceutical, Inc. as well as the accounts of its subsidiaries. The consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires the Company to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, costs and expenses and the disclosure of contingent assets and liabilities in the Company's consolidated financial statements and accompanying notes. Estimates in the Company's consolidated financial statements include revenue recognition, including the estimates of product returns, discounts and allowances related to commercial sales of products, estimates related to the fair value of assets acquired and liabilities assumed in business combinations, including acquired intangible assets and the fair value of inventory acquired, estimates utilized in the ongoing valuation of inventory related to potential unsalable product, estimates of useful lives with respect to intangible assets, accounting for stock-based compensation, contingencies, impairment of goodwill and intangible assets, future payments under the deferred royalty obligation, and deferred tax valuation allowances. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. The Company's actual results may differ from these estimates under different assumptions or conditions.

Fair Value Measurements

Fair value measurements and disclosures describe the fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, as follows:

Level 1 inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market is defined as a market where transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3 inputs: Unobservable inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The Company's approach to fair value measurement is aligned with its investment policy focused on capital preservation. The Company invests in instruments within defined credit parameters to minimize credit risk while ensuring liquidity.

There were no transfers between Levels 1, 2 and 3 during the years ended December 31, 2025 and 2024.

The following table presents the Company's financial instruments carried at fair value using the lowest level input applicable to each financial instrument as of December 31, 2025 and 2024.

	Total	Quoted Prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2025				
Assets				
Cash equivalents:				
Money market funds	$ 119,363	$ 119,363	$ —	$ —
Marketable securities:				
Corporate debt securities	140,261	—	140,261	—
U.S. Treasury Securities	2,959	—	2,959	—
Government-sponsored securities	5,000	—	5,000	—
Commercial paper	7,207	—	7,207	—
Total assets measured at fair value	$ 274,790	$ 119,363	$ 155,427	$ —
December 31, 2024				
Assets				
Cash equivalents:				
Money market funds	$ 36,153	$ 36,153	$ —	$ —
Commercial paper	1,993	—	1,993	—
Marketable securities:				
Corporate debt securities	82,679	—	82,679	—
Government-sponsored securities	6,560	—	6,560	—
Commercial paper	2,959	—	2,959	—
Total assets measured at fair value	$ 130,344	$ 36,153	$ 94,191	$ —
Liabilities				
Contingent consideration	1,182	—	—	1,182
Total liabilities measured at fair value	$ 1,182	$ —	$ —	$ 1,182

Contingent Consideration

The Company's contingent consideration liability is related to the Ironshore Acquisition in 2024. The Ironshore Acquisition included a contingent payment of $25,000 related to the achievement of a financial milestone based on net revenues of Jornay PM for the year ended December 31, 2025. The financial milestone was not met and no liability was recorded as of December 31, 2025.

The contingent consideration liability is measured at fair value using an option pricing model. The Company classifies its contingent consideration liability as a Level 3 fair value measurement based on the significant unobservable inputs used to estimate fair value. The key assumptions considered in estimating the fair value include the estimated probability and timing of milestone achievement, such as the probability and timing of projected revenues.

Change in the Fair Value of Contingent Consideration

The following table provide a reconciliation of the beginning and ending balances related to the contingent consideration for the Ironshore Acquisition:

	Ironshore Acquisition Contingent Consideration
Balance as of December 31, 2023	$ —
Acquisition date fair value	4,096
Gain on fair value remeasurement of contingent consideration	(2,914)
Balance as of December 31, 2024	$ 1,182
Gain on fair value remeasurement of contingent consideration	(1,182)
Balance as of December 31, 2025	$ —

Assets and Liabilities Not Carried at Fair Value

Convertible Senior Notes

The Company's convertible senior notes fall into the Level 2 category within the fair value level hierarchy. The fair value was determined based on data points using quoted prices that are observable, either directly or indirectly, such as broker quotes in a non-active market.

As of December 31, 2025, the fair value of the Company's convertible senior notes was $340,968 and the net carrying value was $238,213. As of December 31, 2024, the fair value of the Company's convertible senior notes was approximately $266,184 and the net carrying value was $237,172.

Term Notes Payable

The Company's term notes fall into the Level 2 category within the fair value level hierarchy and the fair value was determined using quoted prices for similar liabilities in active markets, as well as inputs that are observable for the liability (other than quoted prices), such as interest rates that are observable at commonly quoted intervals. As of December 31, 2025 and 2024, the carrying amount of the term notes reasonably approximated the estimated fair value.

Deferred Royalty Obligation

The Company's deferred royalty obligation was assumed as part of the Ironshore Acquisition in 2024. Refer to Note 15, *Deferred Royalty Obligation*, for more information.

As of December 31, 2025, the fair value of the deferred royalty obligation was approximately $137,634 and the net carrying value was $121,563. As of December 31, 2024, the carrying amount of the deferred royalty obligation reasonably approximated the estimated fair value. The deferred royalty obligation is considered a level 3 fair value measurement.

Other Assets and Liabilities

As of December 31, 2025, and 2024, the carrying amounts of the cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable, accrued liabilities, and accrued rebates, returns and discounts, approximated the estimated fair values.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consist primarily of cash and cash equivalents, marketable securities, and accounts receivable. The Company maintains its cash deposits with a limited number of reputable and nationally recognized financial institutions. In addition, as of December 31, 2025, the Company's cash equivalents were invested in money market funds. The Company has not experienced any material losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the financial institutions in which those deposits are held.

Three customers comprised 10% or more of the Company's accounts receivable balance as of December 31, 2025 and 2024. These customers comprised 35%, 32%, and 29% of the accounts receivable balance as of December 31, 2025 and 37%, 33%, and 28% as of December 31, 2024.

These same three customers comprised 34%, 34%, and 29% of revenue during the year ended December 31, 2025; 33%, 33%, and 31% during the year ended December 31, 2024; and 33%, 32%, and 32% during the year ended December 31, 2023.

To date, the Company has not experienced any material credit losses with respect to the collection of its accounts receivable and has not recorded a material allowance for credit losses as of December 31, 2025 or 2024. The Company has no financial instruments with off balance sheet risk of loss.

Cash and Cash Equivalents

Cash and cash equivalents include cash in readily available checking and savings accounts, including bank deposits, investments in money market funds, and commercial paper. The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash is reported as non-current unless the restrictions are expected to be released in the next twelve months. Restricted cash as of December 31, 2025 and 2024 includes $19,850 and $25,000, respectively, of deposits into escrow at the closing of the Ironshore Acquisition, to be released (i) in part, after, and subject to, determination of any adjustments related to finalization of working capital and cash at closing; and (ii) in part, and subject to, the lapse of certain indemnification obligations 12 months from the Acquisition Date. The remaining amounts in restricted cash represent cash held in a depository account at a financial institution to collateralize conditional standby letters of credit for the Company's lease of its corporate headquarters and its leases of vehicles for its field-based employees.

Marketable Securities

As of December 31, 2025 and 2024, the Company's marketable securities consisted of investments in available-for-sale corporate debt, commercial paper, U.S. Treasury, and government-sponsored securities with readily determinable fair values. The Company classifies available-for-sale marketable securities as current assets on its consolidated balance sheets.

The Company records interest earned and net amortization of premiums and discounts on investments within interest income on its consolidated statements of operations. The Company records unrealized gains (losses) on available-for-sale debt securities as a component of "*Accumulated other comprehensive income,*" which is a separate component of shareholders' equity on its consolidated balance sheets, until such gains and losses are realized. Realized gains and losses are determined using the specific identification method.

For available-for-sale debt securities with unrealized losses, the Company assesses whether a credit loss allowance is required using an expected loss model. This process involves evaluating whether the fair value of an investment is recoverable when compared to its amortized cost. If an increase in fair value is observed, the Company may reduce any previously recognized credit losses. In determining whether impairments are other-than-temporary, the Company considers its ability and intention to hold the investment until market price recovery, as well as issuer-specific credit ratings, historical losses, and current economic conditions. The Company generally intends to retain investments until their amortized cost is recovered and did not identify any investments with other-than-temporary impairment as of December 31, 2025 and 2024.

Inventory

Inventories are stated at the lower of cost or net realizable value. Inventory costs consist of costs related to the manufacturing of the Company's products, which are primarily the costs of contract manufacturing and active pharmaceutical ingredients. The Company determines the cost of its inventories on a specific identification basis and removes amounts from inventories on a first-in, first-out basis. If the Company identifies excess, obsolete or unsalable items, inventories are written down to their realizable value in the period in which the impairment is identified. These adjustments are recorded based upon various factors, including the level of product manufactured by the Company, the level of product in the distribution channel, current and projected demand and the expected shelf-life of the inventory components.

The Company outsources the manufacturing of its products to contract manufacturers. In addition, the Company currently relies on a sole supplier or a limited number of suppliers for the active pharmaceutical ingredients in its products. Accordingly, the Company has concentration risk associated with its commercial manufacturing.

The Company expects to use the inventory that is classified within current assets on its consolidated balance sheet over its operating cycle. Inventory that is not expected to be used over the Company's operating cycle is classified as a non-current asset. Refer to Note 8, *Inventory*, for further information.

Business Combination Accounting and Valuation of Acquired Assets

To determine whether acquisitions should be accounted for as a business combination or as an asset acquisition, the Company makes certain judgments regarding whether the acquired set of activities and assets meets the definition of a business. Judgment is required in assessing whether the acquired processes or activities, along with their inputs, would be substantive to constitute a business, as defined by U.S. GAAP.

The acquisition method of accounting requires the recognition of assets acquired and liabilities assumed at their acquisition date fair values. The determination of the fair value may require the estimation of fair values based on non-observable inputs that are included in valuation models. An income approach, which generally relies upon projected cash flow models, is used in estimating the fair value of the acquired intangible assets and the deferred royalty obligation. The fair value of acquired inventory is based on inventory cost and other assumptions. The cash flow projections are based on management's estimates of economic and market conditions including the estimated future cash flows from revenues of acquired assets, the timing and projection of costs and expenses and the related profit margins, tax rates, and an appropriate discount rate.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in a business combination. Goodwill is not amortized but is subject to impairment testing at least annually as of October 1 or when a triggering event occurs that could indicate a potential impairment. In performing the goodwill impairment test, the Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying value. Alternatively, the Company may elect to proceed directly to the quantitative impairment test. In performing the quantitative analysis, the Company compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the Company's reporting unit exceeds its fair value, the Company would recognize an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value, up to the amount of goodwill allocated to that reporting unit.

Intangible Assets

The Company records the fair value of finite-lived intangible assets as of the transaction date. Intangible assets are then amortized over their estimated useful lives using either the straight-line method, or if reliably determinable, based on the pattern in which the economic benefit of the asset is expected to be utilized. The Company tests intangible assets for potential impairment whenever triggering events or circumstances present an indication of impairment. If the sum of expected undiscounted future cash flows of the intangible assets is less than the carrying amount of such assets, the intangible assets would be written down to the estimated fair value, calculated based on the present value of expected future cash flows.

Property and Equipment

Property and equipment, including leasehold improvements, are recorded at cost. Maintenance and repair costs are expensed as incurred. Costs which materially improve or extend the lives of existing assets are capitalized. Property and equipment are depreciated when placed into service using the straight-line method based on their estimated useful lives as follows:

Asset Category	Estimated Useful Life
Computers and office equipment	3-5 years
Laboratory equipment	5 years
Furniture and fixtures	7 years
Manufacturing equipment	5-13 years
Leasehold improvements	Lesser of remaining lease term and estimated useful life

Costs for capital assets not yet placed into service have been capitalized as construction-in-progress and will be depreciated in accordance with the above guidelines once placed into service.

Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the statements of operations.

Leases

The Company records lease assets and liabilities for lease arrangements exceeding a 12-month initial term. For operating leases, the Company records an initial lease liability equal to the present value of minimum lease payments to be made over the lease term discounted using the Company's incremental borrowing rate and a corresponding lease right-to-use asset is recognized adjusted for incentives received and indirect costs. The Company records operating lease rent expense on a straight-line basis over the lease term in the statements of operations. Variable lease costs are not included in the measurement of the operating lease liability and are recognized in the period in which they are incurred. Leases with an initial term of 12 months or less, or short-term leases, are not recorded on the Company's consolidated balance sheets. The Company does not have any financing lease arrangements.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment, operating lease assets, and definite-lived intangible assets. The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indications of impairment exist, projected future undiscounted cash flows associated with the asset (or asset group) would be compared to the carrying value of the asset to determine whether the asset's value is recoverable. If impairment is determined, the Company records an impairment loss equal to the excess of the carrying value of the long-lived asset over its estimated fair value in the period at which such a determination is made.

Revenue Recognition

The Company's revenue is from sales of the Company's products, which are primarily sold to wholesale pharmaceutical distributors, which in turn sell the product to pharmacies for the treatment of patients. The Company recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Refer to Note 3, *Revenue from Contracts with Customers*, for more information.

Deferred Royalty Obligation

The Company's deferred royalty obligation liability is a debt obligation of Ironshore that was assumed as part of the Ironshore Acquisition. The deferred royalty obligation relates to royalty payments on revenue of Jornay PM that are paid to former Ironshore debtholders in exchange for preacquisition funding provided to Ironshore.

The Company accretes the deferred royalty obligation to the estimated future royalty payments over the life of the agreement and records the accretion as interest expense using the effective interest rate. The carrying value of the obligation decreases for royalty payments made based upon the actual Jornay PM revenue and related royalty payments.

The effective interest rate is calculated based on current estimates of future royalty payments over the life of the agreement. To the extent estimates of future royalty payments are greater or less than previous estimates or the estimated timing of such payments is different than previous estimates, the Company accounts for any such changes by adjusting the effective interest rate on a prospective basis, which will adjust future interest expense. Refer to Note 15, *Deferred Royalty Obligation*, for more information.

Research and Development Costs

Research and development expenses have historically consisted of product development expenses incurred in identifying, developing, and testing product candidates. Product development expenses primarily consisted of labor, benefits, and related employee expenses for personnel directly involved in product development activities, fees paid to contract research organizations for managing clinical and non-clinical trials, and regulatory costs.

Since April 1, 2022, the Company has focused entirely on commercial products rather than research and development and redirected resources from research and development activities. As such, there were no expenses incurred in research and development after the three months ended March 31, 2022.

Advertising and Product Promotion Costs

Advertising and product promotion costs are included in selling, general and administrative expenses and were $27,779, $10,663, and $7,406 in the years ended December 31, 2025, 2024, and 2023, respectively. Advertising and product promotion costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for grants of stock options, restricted stock units and performance share units to employees, as well as to the Board of Directors, based on the grant date fair value and recognizes compensation expense over the vesting period, net of actual forfeitures. For awards with service conditions, the Company recognizes compensation expense on a straight-line basis. The Company estimates the grant date fair value of stock options using the Black-Scholes option pricing model. The Company estimates the grant date fair value of restricted stock units based on the fair value of the underlying common stock. For awards with performance conditions, the Company estimates the number of shares that will vest based upon the probability of achieving performance metrics. For awards with market conditions, the Company recognizes compensation expense on an accelerated attribution basis. The Company estimates the grant date fair value of awards with market conditions using the Monte Carlo model.

Income Taxes

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more-likely-than-not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and the absence of carryback available from results of recent operations.

The Company records uncertain tax positions on the basis of a two-step process whereby: (i) management determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position; and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company will recognize interest and penalties related to uncertain tax positions within income tax expense. Any accrued interest and penalties will be included within the related tax liability.

Earnings per Share

Basic earnings per share is calculated by dividing the net income or loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted earnings per share is computed by dividing the net income or loss by the weighted-average number of shares of common stock, plus potentially dilutive securities outstanding for the period, as determined in accordance with the treasury stock, if-converted, or contingently issuable accounting methods, depending on the nature of the security. For purposes of the diluted earnings per share calculation, stock options, restricted stock units, performance share units, shares potentially issuable in connection with the employee stock purchase plan and convertible senior notes are considered potentially dilutive securities and included to the extent that their addition is not antidilutive.

Embedded Derivatives

Embedded derivatives are required to be bifurcated from the host instruments and recorded at fair value if the derivatives are not clearly and closely related to the host instruments on the date of issuance. The Company's term notes and convertible notes (refer to Note 14, *Debt*) contain certain features that are not clearly and closely related to the host instrument and represent derivatives that are required to be re-measured at fair value each reporting period. The Company determined that the estimated fair value of the derivatives at issuance and through December 31, 2025 were not material. Should the Company's assessment of the probabilities around these scenarios change, including due to changes in market conditions, there could be a change to the fair value.

Recently Adopted Accounting Pronouncements

New accounting pronouncements are issued periodically by the Financial Accounting Standards Board ("FASB") and are adopted by the Company as required by the specified effective dates.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. The amendments in this update expand income tax disclosure requirements, including additional information pertaining to the rate reconciliation, income taxes paid, and other disclosures. The Company adopted this new guidance prospectively in the year ended December 31, 2025. The adoption of this standard did not to have a material impact on the Company's consolidated financial statements, and the Company has provided enhanced disclosures as required in Note 19, *Income Taxes*.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)*. The amendments in this update require disclosure of specified information about certain costs and expenses. This update is effective for annual periods beginning after December 15, 2026. The Company is currently evaluating the effect of adopting this guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, *Debt – Debt with Conversion and Other Options (Subtopic 470-20)*. The amendments in this update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. This update is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the effect of adopting this guidance on its consolidated financial statements.

Other recent accounting pronouncements issued, but not yet effective, are not expected to be applicable to the Company or have a material effect on the consolidated financial statements upon future adoption.

3. Revenue from Contracts with Customers

The Company's revenue to date is from sales of the Company's products, which are primarily sold to wholesalers (customers), which in turn sell the product to pharmacies or other outlets for the treatment of patients.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements with a customer, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company expenses incremental costs of obtaining a contract as and when incurred if the expected amortization period of the assets is one year or less.

Performance Obligations

The Company determined that performance obligations are satisfied, and revenue is recognized when a customer takes control of the Company's product, which occurs at a point in time. This generally occurs upon delivery of the products to customers, at which point the Company recognizes revenue and records accounts receivable. Payment is typically received 30 to 90 days after satisfaction of the Company's performance obligations.

Transaction Price and Variable Consideration

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or services to a customer ("transaction price"). The transaction price for product sales includes variable consideration related to sales deductions, including: (i) rebates and incentives, including managed care rebates, government rebates, co-pay program incentives, and sales incentives and allowances; (ii) product returns, including return estimates; and (iii) trade allowances and chargebacks, including fees for distribution services, prompt pay discounts, and chargebacks. The Company will estimate the amount of variable consideration that should be included in the transaction price under the expected value method for all sales deductions other than trade allowances, which are estimated under the most likely amount method. These provisions reflect the expected amount of consideration to which the Company is entitled based on the terms of the contract. In addition, the Company made a policy election to exclude from the measurement of the transaction price all taxes that are assessed by a governmental authority that are imposed on revenue-producing transactions.

The Company bases its estimates of variable consideration, which could include estimates of future rebates, returns, and other adjustments, on historical data and other information. Estimates include: (i) timing of the rebates and returns incurred; (ii) pricing adjustments related to rebates and returns; and (iii) the quantity of product that will be rebated or returned in the future. Significant judgment is used in determining the appropriateness of these assumptions at each reporting period.

Rebates and Incentives

Provisions for rebates and incentives are based on the estimated amount of rebates and incentives to be claimed on the related sales. As the Company's rebates and incentives are based on products dispensed to patients, the Company is required to estimate the expected value of claims at the time of product delivery to wholesalers. Given that wholesalers sell the product to pharmacies, which in turn dispense the product to patients, claims can be submitted significantly after the related sales are recognized. The Company's estimates of these claims are based on the historical experience of existing or similar programs, including current contractual and statutory requirements, specific known market events and trends, industry data, and estimated distribution channel inventory levels. Accruals and related reserves required for rebates and incentives are adjusted as new information becomes available, including actual claims. If actual results vary, the Company may need to adjust future estimates, which could have an effect on earnings in the period of the adjustment.

Product Returns

Provisions for product returns are based on product-level returns rates, including processed as well as unprocessed return claims, in addition to relevant market events and other factors. Estimates of the future product returns are made at the time of revenue recognition to determine the amount of consideration to which the Company expects to be entitled (that is, excluding the products expected to be returned). At the end of each reporting period, the Company analyzes trends in returns rates and updates its assessment of variable consideration. To the extent the Company receives amounts in excess of what it expects to be entitled to receive due to a product return, the Company does not recognize revenue when it transfers products to customers but instead recognizes those excess amounts received as a refund liability. The Company updates the measurement of the refund liability at the end of each reporting period for changes in expectations about the amount of refunds with the corresponding adjustments recognized as revenue (or reductions of revenue).

The Company provides the right of return to its customers for an 18-month window beginning six months prior to expiration and up until twelve months after expiration. The Company's customers short-pay an existing invoice upon notice of a product return claim. Adjustments to the preliminary short-paid claims are processed when the return claim is validated and finalized. The Company's return policy requires that product is returned and that the return is claimed within the 18-month window.

Trade Allowances and Chargebacks

Provisions for trade allowances and chargebacks are primarily based on customer-level contractual terms. Accruals and related reserves are adjusted as new information becomes available, which generally consists of actual trade allowances and chargebacks processed relating to sales recognized.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained). Variable consideration, including the risk of customer concessions, is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Significant Judgments

Significant judgment is required to determine the variable consideration included in the transaction price as described above. Adjustments to the estimated variable consideration included in the transaction price occurs when new information indicates that the estimate should be revised. If the value of accepted and processed claims is different than the amount estimated and included in variable consideration, then adjustments would impact product revenues, net and earnings in the period such revisions become known. The amount of variable consideration ultimately received and included in the transaction price may materially differ from the Company's estimates, resulting in additional adjustments recorded to increase or decrease product revenues, net.

The following table summarizes activity in each of the Company's product revenue provision and allowance categories for the years ended December 31, 2025, 2024, and 2023, respectively:

	Rebates and Incentives [1]	Product Returns [2]	Trade Allowances and Chargebacks [3]
Balance as of December 31, 2022	$ 156,937	$ 73,554	$ 22,058
Provision related to current period sales	424,013	41,993	149,976
Changes in estimate related to prior period sales	(4,802)	4,268	555
Credits/payments made	(426,322)	(42,310)	(151,672)
Balance as of December 31, 2023	$ 149,826	$ 77,505	$ 20,917
Acquired from Ironshore	43,065	67,859	4,993
Provision related to current period sales	445,875	55,211	179,314
Changes in estimate related to prior period sales	372	1,962	(86)
Credits/payments made	(447,630)	(55,403)	(166,626)
Balance as of December 31, 2024	$ 191,508	$ 147,134	$ 38,512
Provision related to current period sales	479,683	69,287	214,129
Ironshore measurement period adjustments	616	(23,843)	7
Changes in estimate related to prior period sales	(3,053)	(8,758)	287
Credits/payments made	(498,162)	(36,146)	(220,785)
Balance as of December 31, 2025	$ 170,592	$ 147,674	$ 32,150

(1) Provisions for rebates and incentives includes managed care rebates, government rebates and co-pay program incentives. Provisions for rebates and incentives are deducted from gross revenues at the time revenues are recognized and are included in accrued rebates, returns and discounts in the Company's consolidated balance sheets.
(2) Provisions for product returns are deducted from gross revenues at the time revenues are recognized and are included in accrued rebates, returns and discounts in the Company's Consolidated Balance Sheets.
(3) Provisions for trade allowances and chargebacks include fees for distribution service fees, prompt pay discounts, and chargebacks. Trade allowances and chargebacks are deducted from gross revenue at the time revenues are recognized and are recorded as a reduction to accounts receivable in the Company's consolidated balance sheets.

Disaggregation of Revenue

The Company discloses disaggregated revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. As such, the Company disaggregates its product revenues, net from contracts with customers by product, as disclosed in the table below.

	Years Ended December 31,		
	2025	2024	2023
Belbuca	$ 221,653	$ 211,269	$ 182,095
Xtampza ER	199,308	191,330	177,374
Jornay PM	148,857	37,239	—
Nucynta IR	115,312	100,740	108,150
Nucynta ER	80,985	75,767	82,653
Symproic and other	14,452	15,104	16,495
Total product revenues, net	$ 780,567	$ 631,449	$ 566,767

The Company began recognizing revenue from Jornay PM in September 2024 following the acquisition of Ironshore. Refer Note 4, *Acquisition*, for further information.

Contract Liabilities

The Company's contract liabilities, or deferred revenue, primarily relate to contracts where the Company has received payment, but it has not yet satisfied or fully satisfied the related performance obligations. Upfront payments and fees are recorded as deferred revenue upon receipt or when due and may require deferral of revenue recognition to a future period until the Company satisfies its obligations under these arrangements.

The Company's contract liability relates to a contract with Knight Therapeutics, Inc. ("Knight"), which was entered into by Ironshore and Knight in May 2024 and was assumed as part of the Ironshore Acquisition (see Note 4, *Acquisition*). The contract provides Knight the right to sell Jornay PM in Canada and certain countries in Latin America, subject to regulatory approval. The contract provides for a nonrefundable upfront payment of $10,000, sales milestones, royalties on net revenue, and reimbursement for certain manufacturing expenses. The Company identified one combined performance obligation in the contract related primarily to the sale of products. The up-front payment will be recognized as revenue as product sales are made over the term of the contract. Product shipments commenced during the three months ended September 30, 2025 and $222 was included in product revenues, net during the year ended December 31, 2025.

4. Acquisition

Ironshore Acquisition

On September 3, 2024, the Company closed the Ironshore Acquisition. Ironshore had developed and obtained commercial approval to market Jornay PM in the United States. The Ironshore Acquisition was completed to expand the Company's business beyond pain management and establish a commercial presence in neuropsychiatry via the attention deficit hyperactivity disorder ("ADHD") market. The Company obtained control through the acquisition of shares in an all-cash transaction which closed on September 3, 2024 ("the Acquisition Date").

The acquisition consideration includes payments for the Ironshore equity and assumption of certain of its debt. The Company deposited $25,000 into escrow at closing, to be released (i) in part, after, and subject to, determination of any adjustments related to finalization of working capital and cash at closing; and (ii) in part, and subject to, the lapse of certain indemnification obligations 12 months from the Acquisition Date. In the three months ended March 31, 2025, the adjustments related to working capital and cash were finalized and settled, resulting in a $3,836 reduction in the amount due to the former Ironshore equity holders. In the three months ended June 30, 2025, the Company was required to pay $7,000 to former Ironshore equity holders as the Company had the opportunity to recover certain acquired deposits as specified in the Merger Agreement, which was due no later than 225 days from the Acquisition Date. The Company also agreed to pay a $25,000 contingent payment upon the achievement of a financial milestone based on net revenues of Jornay PM for the year ended December 31, 2025, which was not achieved.

As of December 31, 2025, approximately $17,565 is due to the former Ironshore equity holders recorded as deferred business combination consideration payable and $19,850 remains in escrow recorded as restricted cash. This amount remains unpaid due to the indemnification obligations in the Ironshore Acquisition and the ongoing North Sound Pharmaceutical ("NSP") arbitration (refer to Note 13, *Commitments and Contingencies – David Lickrish, as legal assignee of North Sound Pharmaceuticals, Inc. (In Official Liquidation)*, for more information).

The fair value of the total consideration was approximately $306,104 consisting of the following (in thousands):

Fair Value of Purchase Price Consideration	Amount
Fair value of purchase price consideration paid at closing:	
Initial cash consideration	$ 276,888
Deferred payments and contingent consideration:	
Cash held in escrow related to indemnification and other settlements	18,120
Other deferred consideration	7,000
Fair value of contingent consideration	4,096
Total purchase consideration	$ 306,104

The Company accounted for the Ironshore Acquisition as a business combination and, accordingly, has included the assets acquired, liabilities assumed and results of operations in its financial statements following the Acquisition Date.

The preliminary purchase price was based on estimates, assumptions, valuations and other studies, which were finalized within the measurement period, no later than one year after the Acquisition Date. Measurement period adjustments were recognized subsequent to the preliminary estimates. During the year ended December 31, 2025, the Company recognized measurement period adjustments to decrease accrued rebates, returns, and discounts by $23,227, goodwill by $16,048, deferred tax assets by $11,039, and certain other accounts by $502. During the year ended December 31, 2024, the Company recognized measurement period adjustments to increase accrued rebates, returns, and discounts by $31,298, deferred tax assets by $15,368, goodwill by $16,374 and certain other accounts by $444.

The following tables set forth the final allocation of the Ironshore Acquisition purchase price to the estimated fair value of the net assets acquired at the Acquisition Date:

	Amounts Recognized at the Acquisition Date
Assets Acquired	
Cash and cash equivalents	$ 9,350
Accounts receivable	44,593
Inventory	17,155
Prepaid expenses and other current assets	8,620
Property, plant and equipment, net	541
Intangible assets	635,000
Right-of-use assets	800
Deferred tax assets	33,921
Total assets	$ 749,980
Liabilities Assumed	
Accounts payable	$ 6,656
Accrued liabilities	73,437
Accrued rebates, returns and discounts	87,697
Borrowings	8,954
Lease liabilities	800
Senior secured notes payable	151,500
Deferred royalty obligation	116,900
Deferred revenue	10,000
Total liabilities	$ 455,944
Total identifiable net assets acquired	294,036
Goodwill	12,068
Total consideration transferred	$ 306,104

The valuation of the acquired intangible asset and assumed deferred royalty obligations relies on significant unobservable inputs. The Company used an income approach to value the acquired intangible asset. The valuation of the intangible asset was based on estimated projections of expected cash flows to be generated by the asset, discounted to the present value at an appropriate discount rate. The Company is amortizing the identifiable intangible asset on a straight-line basis over its useful life of 7.7 years (refer to Note 11, *Goodwill and Intangible Assets*). The acquired inventory was recorded at fair value, which includes an adjustment of $10,700 to record inventory from its historic cost to fair value. The assumed senior secured notes payable and borrowings were settled immediately after the close of the acquisition, resulting in a loss in debt extinguishment of $4,145 in the year ended December 31, 2024.

The excess of the purchase price over the fair value of identifiable net assets acquired represents goodwill. This goodwill is primarily attributable to synergies of merging operations. The acquired goodwill is not deductible for tax purposes.

Total revenues attributable to Ironshore from the Acquisition Date through December 31, 2024 were $37,239. However, earnings attributable to Ironshore from the Acquisition Date through December 31, 2024 are not distinguishable due to the rapid integration of Ironshore's core operations into the Company.

Unaudited Pro Forma Summary of Operations

The following table shows the unaudited pro forma summary of operations for the twelve months ended December 31, 2024 and 2023, as if the Ironshore Acquisition had occurred on January 1, 2023. This pro forma information does not purport to represent what the Company's actual results would have been if the acquisition had occurred as of January 1, 2023, and is not indicative of what such results would be expected for any future period (in thousands):

	Years Ended December 31,		
	2024		**2023**
Total revenues	$ 694,874	$	645,353
Net loss	$ (15,798)	$	(104,139)

The unaudited pro forma financial information was prepared using the acquisition method of accounting and was based on the historical financial information of the Company and Ironshore. The summary pro forma financial information primarily reflects the following pro forma adjustments:

- Employee severance-related expense of $10,360 was reflected as of January 1, 2023;
- The Company's acquisition-related transaction costs of $9,046 were reflected as of January 1, 2023;
- Additional amortization expense from the acquired intangibles;
- Additional cost of product revenues related to the step-up basis in inventory to record inventory at fair value;
- Adjustments to the Company's interest expense related to additional borrowings on the 2024 Term Loan as defined in Note 14, *Debt,* and elimination of certain Ironshore debt.

In addition, all of the above adjustments were adjusted for the applicable tax impact.

Acquisition Related Expenses

In the years ended December 31, 2025 and 2024, the Company incurred $4,175 and $24,329 respectively, of acquisition related expenses as a result of the Ironshore Acquisition and the substantial majority were included in Selling, general, and administrative expense in the consolidated statements of operations. These costs included transaction costs, which primarily consisted of financial advisory, banking, legal, and regulatory fees, and other consulting fees, incurred to complete the acquisition; employee-related expenses (severance cost and benefits) for terminated employees after the acquisition, Ironshore directors and officers insurance purchased at the closing of the Ironshore Acquisition, legal defense expenses for the NSP arbitration that was acquired from Ironshore and relates to acts that occurred prior to Collegium's acquisition of Ironshore (refer to Note 13, *Commitments and Contingencies – David Lickrish, as legal assignee of North Sound Pharmaceuticals, Inc. (In Official Liquidation)*, for more information), and miscellaneous other acquisition expenses incurred, including integration consulting expenses, expenses related to exiting contracts acquired from Ironshore, and expenses associated with maintaining the escrow account related to the Ironshore Acquisition.

The Company expects to incur additional acquisition related expenses in 2026 relating to the NSP arbitration acquired from Ironshore and expenses associated with maintaining the escrow account related to the Ironshore Acquisition.

	Years Ended December 31,		
	2025		**2024**
Employee-related expenses	$ 515	$	10,360
Transaction costs	38		9,046
Ironshore directors and officers insurance	—		1,090
Legal defense expenses for NSP arbitration acquired from Ironshore	1,748		—
Other acquisition expenses	1,874		3,833
Total acquisition related expenses	$ 4,175	$	24,329

5. Licenses Agreements

The Company periodically enters into license agreements to develop and commercialize its products. Amounts owed under these agreements may require estimates and other judgments related to contractual requirements, which creates uncertainty over the ultimate amount that would be paid under these arrangements. Contractual amounts due are accrued based on the Company's interpretation.

Grünenthal License

In connection with the acquisition of the Nucynta Products from Assertio Therapeutics, Inc. (the "Nucynta Acquisition"), the Company assumed all commercialization responsibilities, including sales and marketing, for the Nucynta Products through the acquisition of a license from Grünenthal Gmbh ("Grünenthal") (the "Grünenthal License").

Pursuant to the Grünenthal License, the Company is obligated to make royalty payments directly to Grünenthal at a rate of 14% or 7% of Net Sales (as defined therein) of the Nucynta Products, with the applicable rate determined based on the timing of certain patent expirations. These royalty obligations continue through the contractual royalty term, unless earlier terminated. Upon expiration of the Grünenthal License, the Company will retain a fully paid up, non-exclusive license to make, use and sell the Nucynta Products under the Grünenthal Patents (as defined therein) in the United States.

During the year ended December 31, 2025, the Company recognized a $3,058 charge related to the Company's license agreement with Grünenthal, which was paid in October 2025. The charge related to the timing of royalty payments due under the license agreement, as confirmed through an arbitration process, and was included in cost of product revenues. The payment is contingently recoverable through reduced royalty payments when product returns are settled. Recoveries will be recognized within cost of product revenues when realized.

Shionogi License and Supply Agreement

Prior to the Company's acquisition of BioDelivery Sciences International, Inc. ("BDSI") in March 2022 (the "BDSI Acquisition"), BDSI and Shionogi Inc. ("Shionogi") entered into an exclusive license agreement (the "Shionogi License Agreement") for the commercialization of Symproic in the United States including Puerto Rico (the "Shionogi Territory") for the treatment of opioid-induced constipation in adult patients with chronic non-cancer pain (the "Shionogi Field").

Pursuant to the terms of the Shionogi License Agreement, tiered royalty payments on net sales of Symproic in the Shionogi Territory are payable quarterly based on a royalty rate that ranges from 8.5% to 17.5% (plus an additional 1% of net sales on a pass-through basis to a third-party licensor of Shionogi) based on volume of net sales and whether Symproic is being sold as an authorized generic. Unless earlier terminated, the Shionogi License Agreement will continue in effect until the expiration of the royalty obligations, as defined therein. Upon expiration of the Shionogi License Agreement, all licenses granted for Symproic in the Shionogi Field and in the Shionogi Territory survive and become fully-paid, royalty-free, perpetual and irrevocable.

BDSI and Shionogi also had entered into a supply agreement under which Shionogi will supply Symproic at cost plus an agreed upon markup. In the event that Symproic is sourced from a third-party supplier, Shionogi would continue to supply naldemedine tosylate for use in Symproic manufacturing at cost plus such agreed upon markup for the duration of the Shionogi License Agreement.

6. Earnings Per Share

Basic earnings per share is calculated by dividing the net income or loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted earnings per share is computed by dividing the net income or loss by the weighted-average number of shares of common stock, plus potentially dilutive securities outstanding for the period, as determined in accordance with the treasury stock, if-converted, or contingently issuable accounting methods, depending on the nature of the security. For purposes of the diluted earnings per share calculation, stock options, restricted stock units ("RSUs"), performance share units ("PSUs"), and shares potentially issuable in connection with the employee stock purchase plan and convertible senior notes are considered potentially dilutive securities and included to the extent that their addition is not antidilutive.

The following table presents the computations of basic and dilutive earnings per common share:

			Years Ended December 31,			
		2025		**2024**		**2023**
Numerator:						
Net income	$	62,870	$	69,190	$	48,155
Adjustment for interest expense recognized on convertible senior notes, net of tax		6,007		5,863		5,889
Net income — diluted	$	68,877	$	75,053	$	54,044
Denominator:						
Weighted-average shares outstanding — basic		31,706,429		32,273,850		33,741,213
Effect of dilutive securities:						
Stock options		243,041		369,662		271,540
Restricted stock units		1,017,568		1,064,851		714,190
Performance share units		128,350		109,512		267,761
Convertible senior notes		6,606,305		6,606,305		6,793,421
Weighted average shares outstanding — diluted		39,701,693		40,424,180		41,788,125
Earnings per share — basic	$	1.98	$	2.14	$	1.43
Earnings per share — diluted	$	1.73	$	1.86	$	1.29

The Company has the option to settle the conversion obligation for its convertible senior notes in cash, shares or a combination of the two. The Company uses the if-converted method for the convertible senior notes.

The following table presents dilutive securities excluded from the calculation of diluted earnings per share:

	Years Ended December 31,		
	2025	**2024**	**2023**
Stock options	130,344	130,344	259,405
Restricted stock units	26,765	232,269	31,050
Performance share units	217,490	232,572	308,680
Employee stock purchase plan	37,593	17,946	18,591

For performance share units, these securities were excluded from the calculation of diluted earnings per share as the performance-based or market-based vesting conditions were not met as of the end of the reporting period. All other securities presented in the table above were excluded from the calculation of diluted earnings per share as their inclusion would have had an antidilutive effect.

7. Marketable Securities

Available-for-sale debt securities were classified on the consolidated balance sheets at fair value as follows:

	December 31, 2025		December 31, 2024
Cash and cash equivalents	$ —	$	1,993
Marketable securities	155,427		92,198
Total	$ 155,427	$	94,191

Available-for-sale debt securities consisted of the following:

December 31, 2025	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Corporate debt securities	$ 139,833	$	487	$	(59)	$	140,261
U.S. Treasury securities	2,957		2		—		2,959
Government-sponsored securities	4,999		2		(1)		5,000
Commercial paper	7,206		1		—		7,207
Total	$ 154,995	$	492	$	(60)	$	155,427

December 31, 2024							
Corporate debt securities	$ 82,611	$	161	$	(93)	$	82,679
U.S. Treasury securities	—		—		—		—
Government-sponsored securities	6,572		—		(12)		6,560
Commercial paper	4,953		1		(2)		4,952
Total	$ 94,136	$	162	$	(107)	$	94,191

The contractual maturities of available-for-sale debt securities were as follows:

	December 31, 2025		December 31, 2024
Matures within one year	$ 52,078	$	50,469
Matures after one year through five years	103,349		43,722
Total	$ 155,427	$	94,191

Sales of marketable securities during the year ended December 31, 2025 were immaterial. There were no sales of marketable securities during the years ended December 31, 2024 or 2023. Net realized holding gains or losses for the period that have been previously included in accumulated other comprehensive income were not material.

The Company did not record any allowances for credit losses to adjust the fair value of available-for-sale debt securities during the year ended December 31, 2025 or 2024. The Company reviews its investments for other-than-temporary impairment whenever the fair value of an investment is less than amortized cost and evidence indicates that an investment's carrying amount is not recoverable within a reasonable period of time. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. The Company generally does not intend to sell any investments prior to recovery of their amortized cost basis for any investment in an unrealized loss position. As such, the Company did not hold any securities with other-than-temporary impairment as of December 31, 2025 or 2024.

8. Inventory

Inventory consisted of the following:

	Years Ended December 31,	
	2025	2024
Raw materials	$ 18,963	$ 12,531
Work in process	15,094	13,163
Finished goods	20,869	17,812
Total inventory	$ 54,926	$ 43,506

Long-term inventory is included in other noncurrent assets in the Company's consolidated balance sheet.

The balance sheet classification of inventory consisted of the following:

	Years Ended December 31,	
	2025	2024
Inventory	$ 40,912	$ 35,560
Other noncurrent assets	14,014	7,946
Total inventory	$ 54,926	$ 43,506

During the years ended December 31, 2025, 2024, and 2023 the expenses related to excess and obsolete inventory that were recorded as a component of cost of product revenues were $725, $866, and $1,624, respectively.

9. Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consisted of the following:

	Years Ended December 31,	
	2025	2024
Prepaid co-pay program incentives	$ 12,163	$ 9,282
Prepaid regulatory fees	7,960	7,270
Other prepaid expenses	6,243	4,757
Other current assets	3,239	2,742
Prepaid income taxes	2,478	3,071
Prepaid insurance	559	632
Manufacturing deposits	—	2,640
Prepaid expenses and other current assets	$ 32,642	$ 30,394

Other noncurrent assets consisted of the following:

	Years Ended December 31,	
	2025	2024
Long-term inventory	$ 14,014	$ 7,946
Deferred debt discounts and issuance costs for 2025 Credit Facility	6,175	—
Other	4	422
Other noncurrent assets	$ 20,193	$ 8,368

10. Property and Equipment

Property and equipment consisted of the following:

	Years Ended December 31,	
	2025	2024
Computers and office equipment	$ 2,837	$ 3,437
Laboratory equipment	417	436
Furniture and fixtures	1,154	1,154
Manufacturing equipment	21,170	20,803
Leasehold improvements	1,231	1,231
Construction-in-process	1,746	802
Total property and equipment	28,555	27,863
Less: accumulated depreciation	(16,542)	(13,534)
Property and equipment, net	$ 12,013	$ 14,329

Depreciation expense related to property and equipment amounted to $4,182, $3,856, and $3,496 for the years ended December 31, 2025, 2024, and 2023, respectively.

11. Goodwill and Intangible Assets

The Company performed the annual impairment review as of October 1, 2025 and concluded that it is not more likely than not that the fair value of the Company's reporting unit is less than its carrying amount.

The following tables summarizes the changes in the carrying amount of goodwill:

	Amount
Balance as of December 31, 2023	$ 133,857
Goodwill resulting from Ironshore Acquisition	28,476
Balance as of December 31, 2024	$ 162,333
Measurement period adjustments from Ironshore Acquisition	(16,408)
Balance as of December 31, 2025	$ 145,925

The following table sets forth the cost, accumulated amortization, and carrying amount of intangible assets as of December 31, 2025 and 2024:

	As of December 31, 2025			As of December 31, 2024		
	Cost	Accumulated Amortization	Carrying Amount	Cost	Accumulated Amortization	Carrying Amount
Jornay PM	$ 635,000	$ (111,072)	$ 523,928	$ 635,000	$ (27,242)	$ 607,758
Belbuca	360,000	(284,607)	75,393	360,000	(209,214)	150,786
Nucynta Products [1]	521,170	(493,478)	27,692	521,170	(438,094)	83,076
Symproic	70,000	(27,503)	42,497	70,000	(20,218)	49,782
Total intangibles	$ 1,586,170	$ (916,660)	$ 669,510	$ 1,586,170	$ (694,768)	$ 891,402

The following table presents amortization expense recognized in cost of product revenues for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,		
	2025	2024	2023
Jornay PM	$ 83,830	$ 27,242	$ —
Belbuca	75,393	75,393	75,393
Nucynta Products [1]	55,384	55,384	63,082
Symproic	7,285	7,285	7,285
Total amortization expense	$ 221,892	$ 165,304	$ 145,760

(1) During the year ended December 31, 2023, the United States Food and Drug Administration ("FDA") granted New Patient Population exclusivity in pediatrics for Nucynta IR which extends the period of U.S. exclusivity for Nucynta IR to July 3, 2026, resulting in an extension of the estimated useful life of the underlying intangible asset from 8.0 years to 8.5 years.

As of December 31, 2025, the remaining amortization expense expected to be recognized is as follows:

Years ended December 31,	Jornay PM	Belbuca	Nucynta Products	Symproic	Total
2026	$ 83,829	$ 75,393	$ 27,692	$ 7,285	$ 194,199
2027	83,829	—	—	7,285	91,114
2028	83,829	—	—	7,285	91,114
2029	83,829	—	—	7,285	91,114
2030	83,829	—	—	7,285	91,114
Thereafter	104,783	—	—	6,072	110,855
Remaining amortization expense	$ 523,928	$ 75,393	$ 27,692	$ 42,497	$ 669,510

12. Accrued Liabilities

Accrued liabilities consisted of the following:

	As of December 31,	
	2025	2024
Accrued interest	$ 12,023	$ 6,146
Accrued bonuses	9,172	8,399
Accrued royalties	7,987	13,120
Accrued product taxes and fees	7,732	6,660
Accrued incentive compensation	3,714	4,054
Accrued payroll and related benefits	3,382	4,589
Accrued income taxes	3,297	8,525
Accrued sales and marketing	3,039	4,398
Accrued inventory	2,809	6,073
Liability for cash-settled share-based awards assumed from Ironshore Acquisition	2,435	3,044
Accrued audit and legal	1,703	1,848
Accrued severance expense related to Ironshore Acquisition	—	510
Accrued other operating costs	5,171	4,758
Total accrued liabilities	$ 62,464	$ 72,124

13. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may face legal claims or actions in the normal course of business. Except as disclosed below, the Company is not currently a party to any material litigation.

Xtampza ER Litigation

On March 24, 2015, Purdue sued the Company in the U.S. District Court for the District of Delaware asserting infringement of three of Purdue's Orange Book-listed patents (Patent Nos. 7,674,799, 7,674,800, and 7,683,072) and a non-Orange Book-listed patent (Patent No. 8,652,497). The lawsuit was initiated in response to the Company filing the New Drug Application ("NDA") for Xtampza ER as a 505(b)(2) application referencing data from Purdue's OxyContin NDA, and under the Drug Price Competition and Patent Term Restoration Act of 1984, triggered a stay of up to 30 months before the FDA could issue a final approval for Xtampza ER, unless the stay was earlier terminated.

The Delaware court transferred the case to the District of Massachusetts. After the Company filed a partial motion for judgment on the pleadings relating to the Orange Book-listed patents, the District Court of Massachusetts ordered judgment in the Company's favor on those three patents, and dismissed the claims which lifted the 30-month stay of FDA approval. Following this judgment, the Company obtained final approval for Xtampza ER and launched commercially.

Purdue subsequently filed two follow-on lawsuits asserting infringement of two patents that had been late-listed in the Orange Book and, therefore, could not trigger any stay of FDA approval: Purdue asserted infringement of Patent No. 9,073,933 in November 2015 and Patent No. 9,522,919 in April 2017. In addition, Purdue invoked two non-Orange Book-listed patents, filing suit in June 2016 asserting infringement of Patent No. 9,155,717 and in September 2017, asserting infringement of Patent No. 9,693,961.

On March 13, 2018, the Company filed a Petition for Post-Grant Review ("PGR") of the '961 patent with the Patent Trial and Appeal Board ("PTAB"). The PGR argued that the '961 patent is invalid.

On November 21, 2017, the Court issued its claim construction ruling, construing certain claims of the '933, '497, and '717 patents. The Court issued an order on September 28, 2018, in which it ruled that the Xtampza ER formulation does not infringe the '497 and '717 patents.

On September 15, 2019, Purdue commenced chapter 11 bankruptcy proceedings in the United States Bankruptcy Court for the Southern District of New York. Later in September 2019, Purdue gave the District Court of Massachusetts, as well as the PTAB, notice of its bankruptcy filing and sought the imposition of an automatic stay of proceedings. Both the Court and the PTAB granted Purdue's requests to stay the pending matters.

On September 1, 2020, the Bankruptcy Court entered an Order, lifting the automatic stays in both the District of Massachusetts and PTAB proceedings. On September 11, 2020, Purdue filed a motion to terminate the PTAB action on the basis that those proceedings had gone beyond the 18-month statutory period. On November 19, 2021, the PTAB: (i) denied Purdue's motion to terminate the PGR; and (ii) issued its Final Written Decision, finding that the asserted claims of the '961 patent were invalid for lack of written description and anticipation. Purdue appealed the decision to Federal Circuit, which issued its decision on November 21, 2023, affirming the authority of the PTAB to issue its Final Written Decision and upholding the PTAB's finding of invalidity relative to the '961 patent.

On April 2, 2021, the Court granted Purdue's Motion to Lift the Stay in the District of Massachusetts that was entered following Purdue's Notice of Bankruptcy. On April 9, 2021, Purdue filed another follow-on lawsuit asserting infringement of U.S. Patent No. 10,407,434. The Company responded to Purdue's complaint with a motion to dismiss. On May 21, 2021, and in response to the Company's motion to dismiss, Purdue filed an amended complaint. The Company renewed its motion to dismiss on June 4, 2021, arguing: (i) Purdue cannot, as a matter of law, state a claim for infringement under § 271(e)(2)(A); (ii) Purdue cannot, as a matter of law, state a claim for product-by-process infringement under §271(g); and (iii) Purdue has not alleged facts sufficient to support any indirect infringement theory under §271(b) or (c). The Court held a hearing on the Company's motion to dismiss on October 13, 2021, and the motion is pending before the Court.

Like the prior follow-on lawsuits, the '434 patent litigation was consolidated into the lead case and a scheduling order was entered. On May 15, 2023, the Court issued an order that: (i) vacated the existing deadlines with respect to the '933, '919, and '434 patents and stayed the case pending the Federal Circuit's decision in a different litigation that invalidated certain claims of the '933 and '919 patents; and (ii) continued the existing stay concerning the '961 patent pending resolution of Purdue's appeal rights relating to the decision invalidating the claims of the '961 patent. The Court has not set a deadline for dispositive motions or trial.

The remaining patents-in-suit in the lead consolidated action in the District of Massachusetts are the '933, '919, '434, and '961 patents. Purdue has made a demand for monetary relief, and requested a judgment of infringement, an adjustment of the effective date of FDA approval, and an injunction on the sale of the Company's products accused of infringement. The Company has denied all claims and has requested a judgment that the remaining asserted patents are invalid and/or not infringed; the Company is also seeking a judgment that the case is exceptional and has requested an award of the Company's attorneys' fees for defending the case.

The Company plans to defend this case vigorously. At this stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss, if any.

Nucynta Litigation

On February 7, 2018, Purdue filed a patent infringement suit against the Company in the U.S. District Court for the District of Delaware, in which it argues that the Company's sale of immediate-release and extended-release Nucynta infringes U.S. Patent Nos. 9,861,583, 9,867,784, and 9,872,836. On December 6, 2018, the Company filed an Amended Answer asserting an affirmative defense for patent exhaustion. On December 10, 2018, the Court granted the parties' stipulation for resolution of the Company's affirmative defense of patent exhaustion and stayed the action, with the exception of briefing on and resolution of the Company's Motion for Judgment on the Pleadings related to patent exhaustion and any discovery related to that Motion.

Also, on December 10, 2018, the Company filed a Rule 12(c) Motion for Judgment on the Pleadings, arguing that Purdue's claims were barred by the doctrine of patent exhaustion. On June 19, 2019, the Court issued an order calling for discovery on a factual predicate for the patent exhaustion defense and noted that the case remained "stayed with the exception of discovery and briefing on and resolution of the Company's anticipated motion for summary judgment based on patent exhaustion."

On September 19, 2019, Purdue notified the Court of its bankruptcy filing and sought an automatic stay of proceedings, which was granted. The Nucynta litigation currently remains subject to the bankruptcy stay.

On February 2, 2026, Grünenthal GMBH filed a complaint in the United States District Court for the District of New Jersey for patent infringement naming as defendants the Company along with Hikma Pharmaceuticals USA Inc. and Hikma Pharmaceuticals PLC (collectively "Hikma"). The complaint alleges that a future launch of an authorized generic to the Company's Nucynta ER by Hikma will occur and that such a launch would infringe two patents owned by Grünenthal and licensed by the Company. The complaint further alleges that the Company has or will infringe the patents by contributing to or inducing direct infringement by Hikma. The patents are United States Patent Nos. 8,536,130 and 11,344,512, both listed in the Orange Book for Nucynta ER. Hikma has requested that the Company defend and indemnify Hikma with respect to the complaint.

The Company has licensed the rights to make, sell, and have sold Nucynta ER in the United States from Grünenthal (among other rights) and believes that it has all necessary rights to make and sell the authorized generic product to Hikma.

The Company plans to defend this case vigorously. At this stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss, if any.

Opioid-Related Request and Subpoenas

The Company, like several other pharmaceutical companies, has received subpoenas or civil investigative demands related to opioid sales and marketing practices, from the Offices of the Attorney General of Washington, New Hampshire, Maryland, and Massachusetts.

On December 16, 2021, the Company entered into an Assurance of Discontinuance with the Massachusetts Attorney General's Office. The Company is currently cooperating with each of the remaining states in their respective investigations.

Aquestive Litigation

On September 22, 2014, Reckitt Benckiser, Inc., Indivior PLC (formerly RB Pharmaceuticals Limited, "Indivior"), and Aquestive Therapeutics, Inc. (formerly MonoSol Rx, "Aquestive") (collectively, the "RB Plaintiffs") filed an action in the District Court in the District of New Jersey alleging patent infringement against BDSI related to its Bunavail product. The RB Plaintiffs claimed that Bunavail, whose formulation and manufacturing processes have never been disclosed publicly, infringed U.S. Patent No. 8,765,167 (the "'167 Patent").

On January 13, 2017, Aquestive filed a complaint in the District Court for the District of New Jersey against BDSI alleging Belbuca also infringed the '167 Patent. On March 8, 2023, the parties filed a stipulation of dismissal after agreeing to settle the dispute. Under the terms of the settlement agreement, BDSI resolved both the Bunavail and Belbuca litigations in exchange for a one-time, lump-sum payment of $8,500 to Aquestive, which was recognized as an expense included in selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2023.

Litigation Related to the BDSI Acquisition

On February 25, 2022, in connection with the BDSI Acquisition, a purported individual stockholder of BDSI filed a complaint in the District Court for the Southern District of New York naming as defendants BDSI and each member of its Board of Directors as of the date of the Merger Agreement ("*Stein* Action"). On February 28, 2022, two additional cases were filed by purported individual stockholders of BDSI in the same court: the "*Sanford* Action" and the "*Higley* Action." In March 2022, two additional cases were filed by purported individual stockholders of BDSI in the District Court for the Eastern District of New York: the "*Justice* Action" and the *"Zomber* Action" (together with the *Stein*, *Sanford*, and *Higley* Actions, the "Actions"). The Actions and any similar subsequently filed cases involving BDSI, its officers or Board of Directors, or any committee thereof, and/or any of the Company's officers or directors relating directly or indirectly to the Merger Agreement, the BDSI Acquisition or any related transaction, are referred to as the "Merger Litigations."

The Merger Litigations filed to date generally allege that the Schedule 14D-9 is materially incomplete and misleading. The Merger Litigations assert violations of Section 14(e) of the Exchange Act and violations of Section 20(a) of the Exchange Act against BDSI's Board of Directors. The Merger Litigations seek, among other things: an injunction enjoining consummation of the Merger, rescission of the Merger Agreement, a declaration that BDSI and its Board of Directors violated Sections 14(e) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, damages, costs of the action, including plaintiffs' attorneys' fees and experts' fees and expenses, and any other relief the court may deem just and proper.

In addition, between February and March of 2022, BDSI received demand letters from three purported stockholders of BDSI seeking to inspect certain books and records of BDSI related to the Merger (collectively, the "Inspection Letters"). In March 2022, BDSI received demand letters from four purported stockholders alleging that the Schedule 14D-9 omits purportedly material information relating to the Merger (collectively, the "Demand Letters").

Plaintiffs in the *Higley, Zomber, and Justice* Actions each filed a notice of voluntary dismissal of their complaint in the second quarter of 2022. On July 28, 2022, plaintiff in the *Sanford* Action filed a partial voluntary dismissal of the individual named defendants, and on October 26, 2022, filed a notice of voluntary dismissal of the BDSI defendant. On February 17, 2023, the *Stein* Action was dismissed.

BDSI previously determined to voluntarily supplement the Schedule 14D-9 with certain supplemental disclosures set forth in BDSI's Schedule 14D-9 filed with the SEC on March 11, 2022 (the "Supplemental Disclosures"). The Company and BDSI believe that the Supplemental Disclosures mooted all allegations or concerns raised in the Merger Litigations, Inspection Letters, and Demand Letters. While the Company intends to defend vigorously against the remaining Merger Litigations, Inspection Letters, and Demand Letters, the outcome of such matters is uncertain.

Alvogen

On September 7, 2018, BDSI filed a complaint for patent infringement in District Court for the District of Delaware against Alvogen Pb Research & Development LLC, Alvogen Malta Operations Ltd., Alvogen Pine Brook LLC, Alvogen, Incorporated, and Alvogen Group, Incorporated (collectively, "Alvogen"), asserting that Alvogen infringed BDSI's Orange Book-listed patents for Belbuca, including U.S. Patent Nos. 8,147,866, 9,655,843 and 9,901,539 (collectively, "the BEMA patents"). This complaint followed receipt by BDSI on July 30, 2018 of a Paragraph IV Patent Certification from Alvogen stating it had filed an abbreviated New Drug Application ("ANDA") with the FDA for a generic version of Belbuca Buccal Film in strengths 75 mcg, 150 mcg, 300 mcg, 450 mcg, 600 mcg, 750 mcg and 900 mcg.

A three-day bench trial was held from March 1-3, 2021. On December 20, 2021, the Court issued an opinion upholding the validity of certain claims in BDSI's '866 patent and certain claims in the '539 patent. The Court entered final judgment on January 21, 2022 upholding the validity of claims of the '866 and '539 patents and thereby extended the effective date of any final approval by the FDA of Alvogen's ANDA until December 21, 2032, (the expiration date of the '539 patent) and enjoining Alvogen from commercially launching its ANDA products until December 21, 2032. Alvogen filed a motion to stay certain provisions of the final judgment. BDSI filed an opposition to Alvogen's request for a stay. The Court retained jurisdiction to decide BDSI's motion for contempt, which was filed on September 21, 2021.

Alvogen filed a notice of appeal to the Federal Circuit seeking to reverse the Court's final judgment. Separately, BDSI filed a cross-appeal to the Federal Circuit seeking to reverse the Court's opinion that claims 3 and 10 of the '866 patent and claims 8, 9 and 20 of the '843 patent are invalid and thus, Alvogen is not liable for infringement of those claims, as well as any other ruling decided adversely to BDSI. On December 21, 2022, the Federal Circuit affirmed the district court judgment that certain claims of the '866 and '539 patent were not invalid as obvious. The Federal Circuit also vacated the district court's judgment that certain claims of the '866 and '843 patent were invalid as obvious and remanded to the district court for further proceedings. The mandate issued on February 10, 2023.

Alvogen sent the Company a new notice letter, received on June 9, 2025, claiming that its buprenorphine film products do not infringe the '539 patent. The letter did not dispute the '866 patent, which remains valid and infringed by Alvogen until 2027. In response, on July 22,2025, BDSI filed a motion to enforce the January 21, 2022 Final Judgement, concerning Alvogen's infringement of the '539 patent. The Court denied this motion on January 12, 2026 on procedural grounds. Additionally, on July 24, 2025, BDSI filed a patent infringement lawsuit based on the new notice letter, triggering a thirty-month stay on FDA approval. The complaint was served on October 20, 2025. A trial date has been set for April 12, 2027. The Company remains firmly committed to defending its intellectual property rights against Alvogen. The Company plans to litigate this case vigorously. At this stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount of potential loss, if any.

Chemo Research, S.L.

On March 1, 2019, BDSI filed a complaint for patent infringement in the District Court for the District of Delaware against Chemo Research, S.L., Insud Pharma S.L., IntelGenx Corp., and IntelGenx Technologies Corp. (collectively, the "Chemo Defendants"), asserting that the Chemo Defendants infringe the BEMA patents. This complaint followed receipt by BDSI on January 31, 2019, of a Notice Letter from Chemo Research S.L. stating that it had filed with the FDA an ANDA containing a Paragraph IV Patent Certification, for a generic version of Belbuca Buccal Film in strengths 75 mcg, 150 mcg, 300 mcg, 450 mcg, and 900 mcg.

Chemo agreed to be bound by the decision of the Court with respect to the validity of the BEMA patents as disputed between BDSI and Alvogen. Accordingly, the December 20, 2021 ruling of the Court upholding the validity of certain claims of the BEMA patents is binding upon Chemo. In March 2022, the Court vacated the bench trial set to begin April 25, 2022 to address the remaining Chemo infringement claims. The Court has not yet set a new trial date.

On August 1, 2022, BDSI received a second Paragraph IV certification notice letter from Chemo indicating it amended its ANDA to: (i) withdraw its generic version of the 75 mcg and 150 mcg strengths of Belbuca; and (ii) include its generic version of the 600 mcg and 750 mcg strengths of Belbuca, in addition to the 300 mcg, 450 mcg, and 900 mcg strengths identified in the first Chemo Paragraph IV certification notice letter. In response, BDSI filed a complaint for patent infringement in Federal District Court for the District of Delaware. Chemo answered the complaint on December 1, 2022. The Court has not yet set a schedule for this litigation.

On August 24, 2022, the Court instructed the parties to update the Court at such time as the FDA addresses Chemo's July 29, 2022, response to the FDA. On February 8, 2023, the Court denied Chemo's request for a trial date in the spring, and again instructed the parties to update the Court at such time as the FDA addresses Chemo's July 29, 2022, response to the FDA. Chemo received a complete response letter with respect to its July 29, 2022, ANDA in April 2023. Chemo submitted a further amended ANDA to FDA in September 2023. On May 30, 2024, the parties submitted a Joint Status Report to the Court providing that Chemo received a fourth Complete Response Letter on March 27, 2024. On February 7, 2025, the parties submitted a Joint Status Report to the Court providing that Chemo received a fifth Complete Response Letter in January 2025.

The Company plans to litigate this case vigorously. At this stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss, if any.

As it has done in the past, the Company intends to vigorously defend its intellectual property against assertions of invalidity or non-infringement.

David Lickrish, as legal assignee of North Sound Pharmaceuticals, Inc. (In Official Liquidation)

In May 2025, David Lickrish as legal assignee of North Sound Pharmaceuticals & Development, Inc. ("NSP") filed a Request for Arbitration against Ironshore Pharmaceuticals & Development, Inc. ("IPD"), a wholly owned subsidiary of Ironshore. The claims in the Request are based on allegations that relate to contracts between IPD and NSP and acts that occurred prior to Collegium's acquisition of Ironshore. Specifically, it is alleged that IPD violated a License and Assignment Agreement with NSP and committed business torts by forcing NSP into liquidation. The Request for Arbitration seeks compensatory damages, estimated to be in excess of $500,000. Collegium's response to the claims was filed on August 29, 2025. Collegium intends to vigorously defend against the claims. At this stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount of potential loss, if any.

Walgreen Co. v. Collegium Pharmaceutical, Inc. (Xtampza ER and the Nucynta Products)

Walgreen Co. ("Walgreens") filed a lawsuit in June 2025 in the United States District Court for the Northern District of Illinois, alleging that Collegium owes more than $14,000 in credits for product returned or attempted to be returned between 2020 and 2023 pursuant to Collegium's returns policy. Walgreens alleges that the returns policy constitutes a contract between Walgreens and Collegium and seeks to plead claims for breach of contract and, in the alternative, unjust enrichment. Collegium filed a motion to dismiss on August 12, 2025. The Court stayed party discovery pending the outcome of the motion to dismiss but allowed third-party written discovery to commence. On February 18, 2026, the Court granted Collegium's motion to dismiss for lack of personal jurisdiction and ordered Walgreens to file an amended complaint that cures the jurisdictional defect by March 11, 2026. Collegium has tendered its defense to a third party which has agreed to defend and indemnify Collegium, subject to a reservation of rights. Collegium intends to vigorously defend against the claims. At this stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount of potential loss, if any.

14. Debt

2022 Term Loan

On March 22, 2022, in connection with the closing of the BDSI Acquisition, the Company entered into an Amended and Restated Loan Agreement, by and among the Company, BioPharma Credit PLC, as collateral agent, and BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership (investment funds managed by Pharmakon Advisors, LP), as the lenders (collectively "Pharmakon") (the "2022 Loan Agreement"). The 2022 Loan Agreement provided for a $650,000 secured term loan (the "2022 Term Loan"), the proceeds of which were used to repay the Company's existing term notes outstanding and fund a portion of the consideration to be paid to complete the BDSI Acquisition.

2024 Term Loan

On July 28, 2024, in connection with the announcement of the Ironshore Acquisition, the Company entered into a Second Amended and Restated Loan Agreement, by and among the Company and Pharmakon (the "2024 Loan Agreement"), pursuant to which the 2022 Term Loan was refinanced in full. The 2024 Loan Agreement provided for a $645,833 secured term loan (the "2024 Term Loan"), the proceeds of which were used to repay the Company's existing term notes outstanding from the existing 2022 Term Loan and fund a portion of the consideration to be paid to complete the Ironshore Acquisition. The 2024 Loan Agreement was accounted for as a debt modification and transaction fees of $619 were expensed. In connection with the 2024 Loan Agreement, the Company paid loan commitment and other fees to the lender of $11,825, which together with preexisting debt issuance costs and note discounts of $4,192 were amortized over the term of the loan using the effective interest rate. The net proceeds of the loan modification were $313,175.

2025 Credit Facility

On December 23, 2025, the Company entered into a Credit Agreement by and among the Company, the lenders from time to time party thereto and Truist Bank, as administrative agent (the "2025 Credit Agreement"). The 2025 Credit Agreement provides for (i) a $580,000 term loan (the "2025 Term Loan"), (ii) $300,000 of delayed draw term loan commitments (the "Delayed Draw Term Loan"), and (iii) a $100,000 revolving credit facility (the "Revolver") (collectively, the "2025 Credit Facility"). The 2025 Term Loan was used to repay in full the remaining outstanding obligations under the 2024 Term Loan and to pay fees and expenses relating to the entry into the Credit Agreement and the remainder for general corporate purposes. The 2025 Credit Facility is guaranteed by certain of the Company's material subsidiaries and secured by substantially all of the assets of the Company and such material subsidiaries.

The repayment of the 2024 Term Loan was accounted for as a debt extinguishment. The loss on extinguishment was $15,994, consisting of previously unamortized debt discount and issuance costs of $10,123 and debt extinguishment costs of $5,871.

The 2025 Credit Facility is scheduled to mature on December 23, 2030. If both (i) the aggregate principal amount outstanding under the 2029 Convertible Notes is more than $50,000 as of November 18, 2028 and (ii) Liquidity (as defined in the 2025 Credit Agreement, which includes cash, cash equivalents, marketable securities, and undrawn Revolver amounts) is less than $350,000 minus any permanent prepayments or repurchases of the 2029 Convertible Notes, then the 2025 Credit Facility will mature on November 18, 2028. The Company is obligated to repay the loans under the 2025 Credit Agreement (i) in scheduled quarterly installments, commencing on March 31, 2026, and (ii) upon certain customary prepayment triggers (subject to customary reinvestment rights). The Company may repay the loans under the 2025 Credit Agreement at its option at any time without premium or penalty.

In connection with the issuance of the 2025 Credit Facility, the Company paid commitment and other fees to the lenders of $14,378 and incurred debt issuance costs of $719. The $15,097 of debt discounts and issuance costs were then allocated to each of the components of the 2025 Credit Facility proportionally based on commitment amounts, resulting in $8,935 being allocated to the 2025 Term Loan, $4,622 being allocated to the Delayed Draw Term Loan, and $1,540 being allocated to the Revolver. The debt discounts and issuance costs allocated to the 2025 Term Loan were recorded as a direct deduction of the carrying amount of the 2025 Term Loan and are amortized over the term of the loan using the effective interest rate. The debt discounts and issuance costs allocated to the Delayed Draw Term Loan were recorded to other noncurrent assets. When the Delayed Draw Term Loan is issued, a proportionate amount of the capitalized cost will be reclassified as a direct deduction of the carrying amount of the issued Delayed Draw Term Loan. The debt discounts and issuance costs allocated to the Revolver were recorded to other noncurrent assets and amortized the deferred debt issuance costs ratably over the term of the Revolver, regardless of whether there are any outstanding borrowings on the Revolver.

The 2025 Term Loan, Delayed Draw Term Loan and the Revolver will bear interest at an annual rate equal to the term Secured Overnight Financing Rate ("SOFR") plus a spread based on the Company's First Lien Net Leverage Ratio (as defined in the 2025 Credit Agreement) ranging from 2.75% to 3.75%. The Delayed Draw Term Loan and Revolver are also subject to fees on the undrawn amounts of 0.30% to 0.50% per annum.

The 2025 Credit Agreement contains customary representations, events of default and covenants for a syndicated credit facility. The 2025 Credit Agreement includes quarterly financial covenants, consisting of a first lien secured net leverage ratio maintenance covenant (allowing the Company to net up to $250,000 of unrestricted cash and cash equivalents) and a fixed charge coverage ratio maintenance covenant. The 2025 Credit Agreement also contains certain covenants and obligations that limit the Company's ability to incur additional indebtedness or liens, make acquisitions or other investments or dispose of assets outside the ordinary course of business, or make restricted payments, among others. Failure to comply with these covenants would constitute an event of default under the 2025 Credit Agreement, notwithstanding the Company's ability to meet its debt service obligations.

The following table presents the total interest expense recognized related to the 2025 Credit Facility, 2024 Term Loan, and the 2022 Term Loan during the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,		
	2025	**2024**	**2023**
Contractual interest expense	$ 54,090	$ 54,915	$ 67,499
Amortization of debt issuance costs	4,294	4,908	7,468
Total interest expense	$ 58,384	$ 59,823	$ 74,967

As of December 31, 2025, the effective interest rate on the 2025 Term Loan was 6.9%.

As of December 31, 2025, future principal repayments under the 2025 Term Loan are as follows:

Years ended December 31,		Principal Payments
2026	$	29,000
2027		43,500
2028		43,500
2029		58,000
2030		406,000
Total before unamortized discount and issuance costs	$	580,000
Less: unamortized discount and issuance costs		(8,888)
Total term notes	$	571,112

2026 Convertible Notes

On February 13, 2020, the Company issued 2.625% convertible senior notes due in 2026 (the "2026 Convertible Notes") in the aggregate principal amount of $143,750, in a public offering registered under the Securities Act of 1933, as amended. The 2026 Convertible Notes were issued in connection with funding the acquisition of the Nucynta Products. Some of the Company's existing investors participated in the 2026 Convertible Notes offering.

Repurchase of a Portion of the 2026 Convertible Notes in 2023

Contemporaneously with the offering of the 2029 Convertible Notes in February 2023 (as described below), the Company entered into separate privately negotiated transactions with certain holders of the 2026 Convertible Notes to repurchase $117,400 aggregate principal amount of the 2026 Convertible Notes for an aggregate of $140,100 of cash, which includes accrued and unpaid interest on the 2026 Convertible Notes to be repurchased. This transaction involved a contemporaneous exchange of cash between the Company and holders of the 2026 Convertible Notes participating in the issuance of the 2029 Convertible Notes. Accordingly, the Company evaluated the transaction for modification or extinguishment accounting in accordance with Accounting Standards Codification Topic 470-50, *Debt – Modifications and Extinguishments* on a creditor-by-creditor basis depending on whether the exchange was determined to have substantially different terms. The repurchase of the 2026 Convertible Notes and issuance of the 2029 Convertible Notes were deemed to have substantially different terms based on the present value of the cash flows immediately prior to and after the exchange. Therefore, the repurchase of the 2026 Convertible Notes was accounted for as a debt extinguishment. The Company recorded a $23,504 loss on early extinguishment of debt on the consolidated statements of operations during the year ended December 31, 2023, which includes the recognition of previously deferred financing costs of $2,264. The total remaining principal amount outstanding under the 2026 Convertible Notes following the repurchase was $26,350.

Redemption of Remaining 2026 Convertible Notes in 2024

On April 11, 2024, the Company provided notice of redemption for the remaining $26,350 aggregate principal amount of its outstanding 2026 Convertible Notes. The 2026 Convertible Notes were fully redeemed on June 18, 2024. The Company settled all conversions of the 2026 Convertible Notes in cash.

In accordance with ASC 470-50, *Debt – Modifications and Extinguishments,* the Company accounted for the redemption of the 2026 Convertible Notes as a debt extinguishment. The Company paid $33,218 to settle the 2026 Convertible Notes, as well as accrued and unpaid interest of $229. The Company recorded a $7,184 loss on extinguishment of debt on the consolidated statements of operations during the year ended December 31, 2024, which includes recognition of previously deferred financing costs of $289 and miscellaneous costs of redemption of $27.

2029 Convertible Notes

On February 10, 2023, the Company issued 2.875% convertible senior notes due in 2029 (the "2029 Convertible Notes") in the aggregate principal amount of $241,500, in a private offering to qualified institutional buyers pursuant to Section 4(a)(2) and Rule 144A under the Securities Act of 1933, as amended. The 2029 Convertible Notes were issued to finance the concurrent repurchase of a portion of the 2026 Convertible Notes, and the remainder of the net proceeds were used for general corporate purposes. In connection with the issuance of the 2029 Convertible Notes, the Company incurred approximately $6,280 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees.

The 2029 Convertible Notes are senior, unsecured obligations and bear interest at a rate of 2.875% per year payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2023. The 2029 Convertible Notes will mature on February 15, 2029, unless earlier repurchased, redeemed or converted. Before November 15, 2028, noteholders will have the right to convert their notes only upon the occurrence of certain events. From and after November 15, 2028, noteholders may convert their notes at any time at their election until the close of business on the scheduled trading day immediately before the maturity date. The Company will settle conversions by paying or delivering, as applicable, cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, at the Company's election. The initial conversion rate is 27.3553 shares of common stock per $1 principal amount of 2029 Convertible Notes, which represents an initial conversion price of approximately $36.56 per share of common stock. The conversion rate and conversion price are subject to adjustment upon the occurrence of certain events.

Holders of the 2029 Convertible Notes may convert all or any portion of their 2029 Convertible Notes, in multiples of $1 principal amount, at their option only under the following circumstances:

(1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2023, if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price for at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

(2) during the five consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the "measurement period") in which the "trading price" per $1 principal amount of the 2029 Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Company's common stock on such trading day and the conversion rate on such trading day;

(3) upon the occurrence of certain corporate events or distributions on the Company's common stock;

(4) if the Company calls any or all of the 2029 Convertible Notes for redemption, but only with respect to the 2029 Convertible Notes called for redemption; or

(5) at any time from, and including, November 15, 2028 until the close of business on the scheduled trading day immediately before the maturity date.

As of December 31, 2025, none of the above circumstances had occurred and as such, the 2029 Convertible Notes could not have been converted.

The Company may not redeem the 2029 Convertible Notes prior to February 17, 2026. On or after February 17, 2026 and on or before the 40th scheduled trading day before the maturity date, the Company may redeem the 2029 Convertible Notes, in whole or in part, at a cash redemption price equal to the principal amount of the 2029 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, only if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price on:

(1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and

(2) the trading day immediately before the date the Company sends such notice.

However, the Company may not redeem less than all of the outstanding 2029 Convertible Notes unless at least $75,000 aggregate principal amount of the 2029 Convertible Notes are outstanding and not called for redemption as of the time the Company sends the related redemption notice.

Calling any 2029 Convertible Note for redemption will constitute a make-whole fundamental change with respect to that 2029 Convertible Note, in which case the conversion rate applicable to the conversion of that 2029 Convertible Note, if it is converted in connection with the redemption, will be increased in certain circumstances for a specified period of time.

The 2029 Convertible Notes have customary default provisions, including: (i) a default in the payment when due (whether at maturity, upon redemption or repurchase upon fundamental change or otherwise) of the principal of, or the redemption price or fundamental change repurchase price for, any note; (ii) a default for 30 days in the payment when due of interest on any note; (iii) a default in the Company's obligation to convert a note in accordance with the indenture, if such default is not cured within 3 business days after its occurrence; (iv) a default with respect to the Company's obligations under the indenture related to consolidations, mergers and asset sales; (v) a default in any of the Company's other obligations or agreements under the indenture that are not cured or waived within 60 days after notice to the Company; (vi) certain payment defaults by the Company or certain subsidiaries with respect to mortgages, agreements or other instruments for indebtedness for money borrowed of at least $30,000 or other defaults by the Company or certain subsidiaries with respect to such indebtedness that result in the acceleration of such indebtedness; (vii) default upon the occurrence of one or more final judgments being rendered against the Company or any of the Company's significant subsidiaries for the payment of at least $30,000; and (xiii) upon the occurrence of certain events of bankruptcy, insolvency and reorganization with respect to the Company or any of its significant subsidiaries.

The 2029 Convertible Notes are classified on the consolidated balance sheets as of December 31, 2025 as convertible senior notes.

As of December 31, 2025, the convertible senior notes outstanding consisted of the following:

	2029 Convertible Notes
Principal	$ 241,500
Less: unamortized issuance costs	(3,287)
Net carrying amount	$ 238,213

The Company determined the expected life of the 2029 Convertible Notes was equal to the six-year term. The effective interest rate on the 2029 Convertible Notes is 3.28%. As of December 31, 2025, the if-converted value exceeded the remaining principal amount of the 2029 Convertible Notes.

The following table presents the total interest expense recognized related to the 2026 Convertible Notes and 2029 Convertible Notes during the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,		
	2025	2024	2023
Contractual interest expense	$ 6,943	$ 7,258	$ 7,206
Amortization of debt issuance costs	1,041	1,109	1,166
Total interest expense	$ 7,984	$ 8,367	$ 8,372

As of December 31, 2025, the future minimum payments on the 2029 Convertible Notes were as follows:

Years ended December 31,	2029 Convertible Notes
2026	$ 6,943
2027	6,943
2028	6,943
2029	244,972
Total minimum payments	$ 265,801
Less: interest	(24,301)
Less: unamortized issuance costs	(3,287)
Convertible Notes carrying value	$ 238,213

15. Deferred Royalty Obligation

The Company's deferred royalty obligation is a debt obligation of Ironshore that was assumed as part of the Ironshore Acquisition. The deferred royalty obligation relates to royalty payments on net sales of Jornay PM that are paid to former Ironshore debtholders in exchange for funding provided to Ironshore. The royalty rate was 7.4% for net sales prior to July 1, 2025 and 9.7% thereafter through March 2032. The royalty payments are an unsecured obligation of the Company and there are no financial covenants or other restrictive covenants. The royalty payments are due semi-annually in February and August of each year based on the sales of Jornay PM in the prior six-month period.

The effective interest rate as of December 31, 2025 was approximately 11.8%.

A rollforward of the deferred royalty obligation is as follows:

		Deferred Royalty Obligation
Acquired balance as of September 3, 2024	$	116,900
Net accretion		3,713
Balance as of December 31, 2024	$	120,613
Net accretion		950
Balance as of December 31, 2025	$	121,563

The total interest expense recognized related to the deferred royalty obligation during years ended December 31, 2025 and 2024 was $14,573 and $5,795, respectively. Total royalty payments made under the agreement during the year ended December 31, 2025 were $8,582 and were recorded as a reduction to accrued interest. The Company did not make any royalty payments during the year ended December 31, 2024.

16. Leases

Operating Lease Arrangements

The Company's operating lease arrangements primarily consist of leases for office space, including the lease for its corporate headquarters in Stoughton, Massachusetts (the "Stoughton Lease").

The Stoughton Lease was entered into in March 2018 and commenced in August 2018. This lease encompasses approximately 50,678 square feet and is for an initial 10-year term, with options for two additional five-year extensions. The initial annual base rent is $1,214, subject to annual increases between 2.5% to 3.1%. As of December 31, 2025, the operating lease asset related to the Stoughton Lease was $4,166 and operating lease liability related to the Stoughton Lease was $5,011.

In connection with the Ironshore Acquisition, the Company acquired an operating lease for the former U.S. headquarters of Ironshore pursuant to which the Company leases 8,817 of rentable square feet of space in Durham, North Carolina (the "Ironshore Lease"). The Ironshore Lease continues through February 2028. In the year ended December 31, 2025, the Company concluded that the right-of-use asset associated with the Ironshore Lease was impaired, and the Company recognized an impairment expense of $575 within selling, operating and administrative expense.

As of December 31, 2025 and 2024, the Company's operating lease assets totaled $4,187 and $5,822, respectively, and operating lease liabilities totaled $5,539 and $6,810, respectively. This primarily relates to the Company's corporate headquarters lease in Stoughton, Massachusetts and the Ironshore Lease.

Short-Term Lease Arrangements

In December 2018, the Company began entering into 12-month, non-cancelable vehicle leases for its field-based employees. Each vehicle lease is executed separately and expires at varying times with automatic renewal options that are cancelable at any time. The rent expense for these leases is recognized on a straight-line basis over the lease term in the period in which it is incurred.

Variable Lease Costs

Variable lease costs primarily include utilities, property taxes, and other operating costs that are passed on from the lessor.

The components of lease cost for the years ended December 31, 2025, 2024, and 2023 are as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
Operating lease cost	$ 1,447	$ 1,444	$ 1,306
Short-term lease cost	2,753	1,474	1,446
Variable lease cost	1,761	913	565
Total lease cost	$ 5,961	$ 3,831	$ 3,317

The lease term and discount rate for operating leases for the years ended December 31, 2025 and 2024 are as follows:

	Years Ended December 31,	
	2025	**2024**
Weighted-average remaining lease term — operating leases (years)	3.6	4.6
Weighted-average discount rate — operating leases	6.6%	6.6%

Other information related to operating leases for the years ended December 31, 2025, 2024, and 2023 is as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash paid for amounts included in the measurement of operating leases liabilities	$ 1,683	$ 1,538	$ 1,585
Leased assets obtained in exchange for new operating lease liabilities	—	—	—

The Company's aggregate future minimum lease payments for its operating leases, including embedded operating lease arrangements, as of December 31, 2025, are as follows:

Years ended December 31,	**Lease Payments**
2026	$ 1,728
2027	1,750
2028	1,572
2029	1,167
Total minimum lease payments	$ 6,217
Less: Present value discount	678
Present value of lease liabilities	$ 5,539

17. Equity

Common Stock

In May 2015, the Company adopted the Amended and Restated 2014 Stock Incentive Plan (the "Plan"), under which an aggregate of 2,700,000 shares of common stock were authorized for issuance to employees, officers, directors, consultants and advisors of the Company, plus an annual increase on the first day of each fiscal year until the expiration of the Plan equal to 4% of the total number of outstanding shares of common stock on December 31st of the immediately preceding calendar year (or a lower amount as otherwise determined by the Company's Board of Directors prior to January 1st). The Plan expired on May 11, 2025 and on May 15, 2025, the Company's shareholders approved the 2025 Equity Incentive Plan (the "2025 Plan"), under which an aggregate of 1,600,000 shares of common stock were authorized for issuance to employees, officers, directors, consultants and advisors of the Company, plus (i) shares of common stock that remained available for grants under the Plan as of its expiration and (ii) any shares of common stock subject to outstanding grants under the Plan that terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, vested or paid under the Plan. As of December 31, 2025, there were 3,398,762 shares of common stock available for issuance pursuant to the 2025 Plan. The 2025 Plan provides for granting of both Internal Revenue Service qualified incentive stock options and non-qualified options, restricted stock awards, restricted stock units and performance stock units. The Company's qualified incentive stock options and non-qualified options generally vest ratably over a four-year period of service and generally have a ten-year contractual life. Upon termination, vested stock options are generally exercisable for three months following the termination date, while unvested options are forfeited immediately upon termination. The Company's RSUs granted prior to 2024 generally vest ratably over a four-year period of service. Beginning in 2024, RSUs granted by the Company vest ratably over a three-year period of service. Upon termination, unvested RSUs are forfeited immediately. Refer to Note 18, *Stock-based Compensation*, for more information.

Share Repurchases

2023 Repurchase Program

In January 2023, the Company's Board of Directors authorized the repurchase of up to $100,000 of shares of its common stock at any time or times through December 31, 2023 (the "2023 Repurchase Program"). The 2023 Repurchase Program permitted the Company to effect repurchases through a variety of methods, including open-market purchases (including pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act), privately negotiated transactions, or otherwise in compliance with Rule 10b-18 of the Exchange Act.

In July 2023, the Company's Board of Directors authorized an ASR program to repurchase $50,000 of the Company's common stock, as part of the Company's $100,000 2023 Repurchase Program. Under the terms of the Company's ASR agreement with an investment bank, the Company paid $50,000 on August 7, 2023, and received 1,702,852 shares, representing 80% of the upfront payment on a price per share of $23.49, the closing price on the date the agreement was executed. The remaining shares purchased by the Company were based on the volume-weighted average price of its common stock through October 31, 2023, minus an agreed upon discount between the parties. In October 2023, the ASR agreement settled and the Company received an additional 462,442 shares, bringing the total shares repurchased pursuant to the ASR agreement to 2,165,294.

In November 2023, the Company's Board of Directors authorized a second ASR program as part of the Company's $100,000 2023 Repurchase Program to repurchase $25,000 of the Company's common stock. Under the terms of the Company's ASR agreement with an investment bank, the Company paid $25,000 on November 9, 2023, and received 865,426 shares, representing 80% of the upfront payment on a price per share of $23.11, the closing price on the date the agreement was executed. The remaining shares purchased by the Company were based on the volume-weighted average price of its common stock through December 29, 2023, minus an agreed upon discount between the parties. In December 2023, the ASR agreement settled and the Company received an additional 57,349 shares, bringing the total shares repurchased pursuant to the ASR agreement to 922,775.

Each ASR agreement was accounted for as two distinct transactions: (1) an immediate repurchase of common stock, recorded as a treasury stock transaction, and (2) a forward contract indexed to the Company's own stock. The forward contracts, which represented the remaining shares to be delivered by the investment bank, were recorded as a reduction to stockholders' equity. Both forward contracts associated with these ASR agreements were settled and not outstanding as of December 31, 2023.

The 2023 Repurchase Program expired on December 31, 2023. Through December 31, 2023, the Company repurchased 3,088,069 shares at a weighted-average price of $24.29 per share for a total of $75,000 under the 2023 Repurchase Program. Repurchased shares were returned to the Company's pool of authorized but unissued shares. The cost of repurchased shares were recorded as treasury stock in the consolidated balance sheet. Shares repurchased under the 2023 Repurchase Program resulted in an immediate reduction of shares outstanding used to calculate the weighted-average common shares outstanding for both basic and diluted earnings per share. As the Company was entitled to receive additional shares of its common stock in connection with the outstanding forward contracts, the receipt of additional shares of common stock was antidilutive. Therefore, no adjustments were made in the computation of earnings per share for the period the forwards were outstanding.

2024-2025 Repurchase Program

In January 2024, the Company's Board of Directors authorized the repurchase of up to $150,000 of the Company's common stock through June 30, 2025 (the "2024-2025 Repurchase Program"). The 2024-2025 Repurchase Program permitted the Company to effect repurchases through a variety of methods, including open-market purchases (including pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act), privately negotiated transactions, or otherwise in compliance with Rule 10b-18 of the Exchange Act. The timing and amount of any shares purchased on the open market were determined based on the Company's evaluation of the market conditions, share price and other factors. The Company utilized existing cash on hand to fund share repurchases.

In May 2024, the Company's Board of Directors authorized an ASR program to repurchase $35,000 of the Company's common stock, as part of the 2024-2025 Repurchase Program. Under the terms of the Company's ASR agreement with an investment bank, the Company paid $35,000 on May 13, 2024, and received 888,889 shares, representing 80% of the upfront payment on a price per share of $31.50, the closing price on the date the agreement was executed. The remaining shares purchased by the Company were based on the volume-weighted average price of its common stock through July 31, 2024, minus an agreed upon discount between the parties. In July 2024, the ASR agreement settled and the Company received an additional 173,659 shares, bringing the total shares repurchased pursuant to the ASR agreement to 1,062,548.

In May 2025, the Company's Board of Directors authorized an ASR program to repurchase $25,000 of the Company's common stock as part of the 2024-2025 Repurchase Program. Under the terms of the Company's ASR agreement with an investment bank, the Company paid $25,000 on May 9, 2025, and received 692,281 shares, representing 80% of the upfront payment on a price per share of $28.89, the closing price on the date the agreement was executed. The remaining shares to be purchased by the Company was to be based on the volume-weighted average price of its common stock through July 29, 2025, minus an agreed upon discount between the parties. In July 2025, the ASR agreement settled and the Company received an additional 129,847 shares, bringing the total shares repurchased pursuant to the ASR agreement to 822,128.

The ASR agreement was accounted for as two distinct transactions: (1) an immediate repurchase of common stock, recorded as a treasury stock transaction; and (2) a forward contract indexed to the Company's own stock. The forward contracts, which represented the remaining shares to be delivered by the investment bank, were recorded as a reduction to stockholders' equity. Both forward contracts associated with this ASR agreement were settled and not outstanding as of December 31, 2025.

The 2024-2025 Repurchase Program expired on June 30, 2025. Under the 2024-2025 Repurchase Program, the Company repurchased 2,704,830 shares at a weighted-average price of $31.43 per share for a total of $85,025, inclusive of $25 of fees and commissions, under the 2024-2025 Repurchase Program and the cost of repurchased shares was recorded as treasury stock in the consolidated balance sheet.

2025-2026 Repurchase Program

In July 2025, the Company's Board of Directors authorized the repurchase of up to $150,000 of the Company's common stock through December 31, 2026 (the "2025-2026 Repurchase Program"). The 2025-2026 Repurchase Program permits the Company to effect repurchases through a variety of methods, including open-market purchases (including pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act), privately negotiated transactions, or otherwise in compliance with Rule 10b-18 of the Exchange Act. The timing and amount of any shares purchased on the open market will be determined based on the Company's evaluation of the market conditions, share price and other factors. The Company plans to utilize existing cash on hand to fund share repurchases.

The Company has not yet repurchased shares under the 2025-2026 Repurchase Program. Thus, $150,000 remained available for share repurchases under the 2025-2026 Repurchase Program as of December 31, 2025.

18. Stock-based Compensation

Performance Share Units, Restricted Stock Units and Stock Options

Performance Share Units

The Company periodically grants PSUs to certain members of the Company's senior management team. PSUs vest subject to the satisfaction of annual and cumulative performance and/or market conditions established by the Compensation Committee.

Beginning in February 2020 and each year thereafter, the Company granted PSUs with performance criteria related to the relative ranking of the total stockholder return ("TSR") of the Company's common stock for each individual year within a three-year performance period as well as the cumulative three-year performance period return relative to the TSR of certain peer companies within the S&P Pharmaceutical Select Industry Index. TSR will be measured based on the 30-day average stock price on the first day of each period compared to the 30-day average stock price on the last day of each period. The PSUs subject to the annual performance criteria will vest annually, subject to the satisfaction of the performance criteria and the executive's continued employment through the performance period. The cumulative PSUs will vest following the three-year performance period, subject to the satisfaction of the performance criteria and the executive's continued employment through the performance period. PSUs may vest in a range between 0% and 200%, based on the satisfaction of performance, and no shares will be issued if the minimum applicable performance metric is not achieved. As these PSUs vest based on the achievement of market conditions, the grant date fair values were determined using a Monte-Carlo valuation model. The Monte-Carlo valuation model considered a variety of potential future share prices for the Company as well as its peer companies in the selected market index.

A summary of the Company's PSUs activity for the year ended December 31, 2025 and related information is as follows:

	Shares	Weighted-Average Grant Date Fair Value	
Outstanding as of December 31, 2024	329,652	$	39.04
Granted	151,466		40.28
Vested	(163,423)		32.08
Forfeited	(38,862)		43.59
Performance adjustment	34,809		29.74
Outstanding as of December 31, 2025	313,642	$	41.65

The number of PSUs awarded represents the target number of shares of common stock that may be earned; however, the actual number of shares earned may vary based on the satisfaction of performance criteria. The weighted-average grant date fair value of PSUs granted for the years ended December 31, 2025, 2024, and 2023 was $40.28, $44.15, and $38.71, respectively. The total fair value of PSUs vested (measured on the date of vesting) for the years ended December 31, 2025, 2024, and 2023 was $4,925, $17,433, and $5,970, respectively.

For the years ended December 31, 2025, 2024, and 2023, the stock-based compensation expense for PSUs was $6,040, $5,037, and $7,037 respectively.

As of December 31, 2025, the unrecognized compensation cost related to performance share units was $5,412 and is expected to be recognized as expense over approximately 1.7 years.

Restricted Stock Units

A summary of the Company's RSUs activity for the year ended December 31, 2025 and related information is as follows:

	Shares	Weighted-Average Grant Date Fair Value	
Outstanding as of December 31, 2024	2,483,342	$	28.27
Granted	1,450,557		30.40
Vested	(1,042,478)		27.33
Forfeited	(274,096)		30.63
Outstanding as of December 31, 2025	2,617,325	$	29.57

The weighted-average grant date fair value of RSUs granted for the years ended December 31, 2025, 2024, and 2023 was $30.40, $34.33, and $26.25, respectively. The total fair value of RSUs vested (measured on the date of vesting) for the years ended December 31, 2025, 2024, and 2023 was $32,904, $32,792, and $17,677, respectively.

As of December 31, 2025, the unrecognized compensation cost related to RSUs was $48,555 and is expected to be recognized as expense over approximately 1.9 years.

Stock Options

A summary of the Company's stock option activity for the year ended December 31, 2025 and related information is as follows:

	Shares		Weighted-Average Exercise Price per Share		Weighted-Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value
Outstanding as of December 31, 2024	803,406	$	20.84		4.4	$	6,634
Exercised	(244,245)		17.52				
Outstanding as of December 31, 2025	559,161	$	22.29		3.9	$	13,425
Exercisable as of December 31, 2025	461,403	$	20.36		2.9	$	11,970

The Company did not grant stock options during the years ended December 31, 2025 and 2023. The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee stock option granted in the year ended December 31, 2024 were as follows:

	Years Ended December 31,		
	2025	2024	2023
Risk-free interest rate	— %	4.4 %	— %
Volatility	— %	51.7 %	— %
Expected term (years)	—	6.1	—
Expected dividend yield	— %	— %	— %

Risk-free Interest Rate. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock option grants.

Expected Volatility. Due to the Company's limited operating history and lack of company-specific historical or implied volatility, the expected volatility assumption is based on the Company's volatility as well as the historical volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology and pharmaceutical industries. In evaluating similarity, the Company considers factors such as industry, stage of life cycle and size.

Expected Term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have sufficient levels of historical exercise behavior through December 31, 2025, it determined the expected term assumption using the simplified method, which is an average of the contractual term of the option and its vesting period.

Expected Dividend Yield. The expected dividend yield assumption is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends.

The Company did not grant stock options during the years ended December 31, 2025 and 2023. The weighted-average grant date fair value of stock options granted for the year ended December 31, 2024 was $17.10. The total intrinsic value of stock options exercised for the years ended December 31, 2025, 2024 and 2023 was $4,514, $6,833, and $4,786, respectively.

As of December 31, 2025, the unrecognized compensation cost related to outstanding options was $1,597 and is expected to be recognized as expense over approximately 2.9 years.

Employee Stock Purchase Plan

The Company's 2015 Employee Stock Purchase Plan allows employees as designated by the Company's Board of Directors to purchase shares of the Company's common stock. The purchase price is equal to 85% of the lower of the closing price of the Company's common stock on: (i) the first day of the purchase period; or (ii) the last day of the purchase period. During the year ended December 31, 2025, 50,187 shares of common stock were purchased for total proceeds of $1,363. As of December 31, 2025, there were 2,791,393 shares of common stock authorized for issuance pursuant to the employee stock purchase plan. The compensation expense for the years ended December 31, 2025, 2024, and 2023 was $582, $310, and $209 respectively.

Stock-Based Compensation Expense

The Company's stock-based compensation expense for the years ended December 31, 2025, 2024, and 2023 was $41,906, $32,400, and $27,136, respectively, and was recorded as a component of selling, general and administrative expense within the consolidated statements of operations.

As of December 31, 2025, there was approximately $55,564 of unrecognized compensation expense related to unvested PSUs, RSUs, and options, which is expected to be recognized as expense over a weighted average period of approximately 1.9 years.

19. Income Taxes

The Company's income before tax is all related to domestic operations.

Income taxes paid, net of refunds received consisted of the following:

	Year Ended December 31, 2025
Federal	$ 49,788
State	10,253
Total income taxes paid, net of refunds received	$ 60,041

No individual jurisdiction other than federal accounted for more than 5% of total taxes paid, net of refunds received.

The provision for income taxes consisted of the following:

	Years Ended December 31,		
	2025	2024	2023
Current provision:			
Federal	$ 44,063	$ 45,343	$ 21,504
State	11,343	10,849	8,227
	55,406	56,192	29,731
Deferred benefit:			
Federal	$ (21,098)	$ (23,977)	$ (1,401)
State	(4,559)	(2,837)	(752)
	(25,657)	(26,814)	(2,153)
Provision for income taxes	$ 29,749	$ 29,378	$ 27,578

The following is a reconciliation of income tax expense with income taxes at the U.S. statutory rate for the year ended December 31, 2025:

	Year Ended December 31, 2025	
	Amount	Percent
U.S. federal statutory rate	$ 19,450	21.0 %
State and local income tax, net of federal income tax effect (1)	4,670	5.0 %
Nontaxable or nondeductible items		
Nondeductible officer compensation	3,296	3.6 %
Stock compensation	(1,377)	(1.5)%
Other	2,242	2.4 %
Other adjustments	1,468	1.6 %
Total effective tax rate	$ 29,749	32.1 %

(1) - For the period presented, state income taxes in Georgia, New York, California, Massachusetts, Florida, and Colorado comprise the majority of state income taxes.

During the year ended December 31, 2025, the effective tax rate was impacted by permanent differences, including nondeductible officer compensation and excess benefits from stock compensation. Other nontaxable or nondeductible items primarily relate to nondeductible meals expense, nondeductible Branded Prescription Drug fees, and provision-to-return adjustments. Other adjustments primarily relate to prior period adjustments to income taxes payable.

A reconciliation of income tax expense for the years ended December 31, 2024 and 2023 computed at the statutory federal income tax rate to income taxes as reflected in the consolidated financial statements is as follows:

	Years Ended December 31,	
	2024	2023
Federal income tax expense at statutory rate	21.0 %	21.0 %
Change resulting from:		
State income tax, net of federal benefit	5.5	4.9
Permanent difference - debt extinguishment	1.7	7.1
Permanent differences - all other	1.1	1.3
Stock compensation	0.8	1.0
Change in tax rates and other	(0.7)	0.4
Change in valuation allowance	0.4	0.7
Effective income tax rate	29.8 %	36.4 %

During the years ended December 31, 2024 and 2023, the effective tax rate was impacted by permanent differences, including the extinguishment of the Company's 2026 convertible notes, for which certain extinguishment costs were not deductible for tax purposes. Stock compensation, including the impact of excess benefits and 162(m) limitations, impacted the effective tax rate at varying percentages each year due to changes in the non-deductible amount and profit before tax.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company's deferred tax assets and liabilities are comprised of the following:

| | Years Ended December 31, | |
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 17,954	$ 26,586
Research and development credits	898	1,238
Operating lease liabilities	1,308	1,604
Accrued rebates, returns and discounts	34,808	45,774
Stock-based compensation	8,451	7,621
Accrued liabilities and other	7,685	8,791
Capitalized research and development	—	468
Intangible assets	45,467	37,928
Deferred royalty obligation	30,398	28,712
Gross deferred tax assets:	146,969	158,722
Valuation allowance	(5,289)	(6,498)
Total deferred tax assets:	141,680	152,224
Deferred tax liabilities:		
Debt discount	—	(45)
Operating lease right-of-use assets	(989)	(1,372)
Intangible assets	(25,997)	(49,964)
Property and equipment	(2,155)	(2,810)
Total deferred tax liabilities:	(29,141)	(54,191)
Net deferred tax assets	$ 112,539	$ 98,033

The Company provides a valuation allowance when it is more-likely-than-not that deferred tax assets will not be realized. In determining the extent to which a valuation allowance for deferred tax assets is required, the Company evaluates all available evidence including projections of future taxable income, carryback opportunities, reversal of certain deferred tax liabilities, and other tax planning strategies. The Company maintains a partial valuation against its federal and state net operating losses and federal R&D credits as of December 31, 2025 and 2024. The valuation allowance was $5,289 and $6,498 as of December 31, 2025 and 2024, respectively, and reflects limitations based on the Company's ability to use such assets prior to expiration. The change in the valuation allowance decreased the provision for income taxes by $23 in the year ended December 31, 2025 and increased the provision for income taxes by $431 and $527 in the years ended December 31, 2024 and 2023, respectively.

The Tax Cuts and Jobs Act of 2017 ("TCJA") will generally allow losses incurred after 2017 to be carried over indefinitely but will generally limit the net operating loss ("NOL") deduction to the lesser of the NOL carryover or 80% of a corporation's taxable income (subject to Internal Revenue Code Sections 382 and 383). Also, there will be no carryback for losses incurred after 2017. Losses incurred prior to 2018 will generally be deductible to the extent of the lesser of a corporation's NOL carryover or 100% of a corporation's taxable income (subject to Internal Revenue Code Section 382 and 383) and be available for twenty years from the period the loss was generated.

As of December 31, 2025, the Company had gross U.S. federal net operating loss carryforwards of $66,588, of which $24,600 arose prior to 2018 and are available to offset future taxable income, if any, through 2037. The remaining $41,988 are available for an indefinite period. As of December 31, 2024, the Company had gross U.S. federal net operating loss carryforwards of $102,148.

As of December 31, 2025 and 2024, the Company also had gross U.S. state net operating loss carryforwards of $192,380 and $198,986, respectively, which may be available to offset future income tax liabilities and expire at various dates through 2042.

As of December 31, 2025 and 2024, the Company had federal research and development tax credit carryforwards of approximately $680 and $1,025, respectively.

The Company has completed studies to assess the impact of ownership changes, if any, on the Company's ability to use its NOL and tax credit carryovers as defined under Section 382 of the Internal Revenue Code ("IRC 382"). The Company concluded that there were ownership changes that occurred during the years 2006, 2012 and 2015 that would be subject to IRC 382 limitations. The Company acquired $234,675 of net operating loss carryforward from the BDSI Acquisition. The Company concluded that there were ownership changes for BDSI that occurred during the years 2006 and 2022 that would be subject to IRC 382 limitations. These IRC 382 annual limitations may limit the Company's ability to use pre-ownership change federal NOL carryovers and pre-ownership change federal tax credit carryovers. As of December 31, 2025, remaining net operating losses of $66,588 are subject to limitation.

The Company files income tax returns in the United States and in several states. The federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2021 through December 31, 2025. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period.

The Company has not recognized deferred tax assets for certain federal and state research and development credits related to uncertain tax positions, and that is included in the tabular rollforward of uncertain tax positions. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits ("UTB") is as follows:

	Years Ended December 31,		
	2025	2024	2023
Gross UTB Balance as of January 1	$ 11,306	$ 11,306	$ 11,400
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions related to acquisitions	—	—	—
(Reductions) additions for tax positions of prior years	(806)	—	(94)
Gross UTB Balance as of December 31	$ 10,500	$ 11,306	$ 11,306
Net UTB impacting the effective tax rate as of December 31 excluding valuation allowance impacts, if any	$ 10,469	$ 11,275	$ 11,275

As of December 31, 2025 and 2024, the Company had no accrued interest or penalties related to uncertain tax positions. During the years ended December 31, 2025, 2024 and 2023, no interest or penalties related to uncertain tax positions have been recognized in the Company's statements of operations.

20. Employee Benefits

The Company has a retirement savings plan, which is qualified under section 401(k) of the Code, for its employees. The plan allows eligible employees to defer, at the employee's discretion, pretax compensation up to the Internal Revenue Service annual limits. Employees become eligible to participate starting on the first day of employment. The Company is not required to contribute to this plan. Total expense for contributions made by the Company for the years ended December 31, 2025, 2024 and 2023 was $3,461, $1,945, and $1,759, respectively.

21. Segment Information

The Company's product portfolio includes Jornay PM, Belbuca, Xtampza ER, Nucynta IR and Nucynta ER, and Symproic. The Company defines its segments on the basis of the way in which internally reported financial information is regularly reviewed by the chief operating decision maker ("CODM") to analyze financial performance, make decisions, and allocate resources. The CODM is the Chief Executive Officer. As the internal reporting is based on the consolidated results, the Company has identified one operating and reportable segment and the measure of segment profit or loss is consolidated net income. The CODM uses net income to assess actual results and considers budget-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources.

The financial information regularly provided to the CODM includes consolidated cost of sales information and segment expense categories at a more disaggregated level than the consolidated statement of operations. The significant segment expenses for functional areas exclude stock-based compensation and certain other segment expenses, and are reported for the following functional areas: corporate, medical, technical operations, and commercial. The corporate functional area includes operating expenses related to finance, legal, business development, and other administrative activities, excluding stock-based compensation and other segment expenses ("Corporate Expenses"). The medical functional area includes operating expenses related to medical affairs, regulatory, pharmacovigilance and other medical-related activities, excluding stock-based compensation and other segment expenses ("Medical Expenses"). The technical operations functional area includes non-inventoriable operating expenses related to supply chain, product quality, information technology and other technical activities, excluding stock-based compensation and other segment expenses ("Technical Operations Expenses"). The commercial function includes operating expenses related to sales, marketing, market access, and other commercial activities, excluding stock-based compensation and other segment expenses ("Commercial Expenses"). Stock compensation is a significant segment expense and other segment expenses are included in Other segment items or separately stated in the table below.

The table below provides information about the Company's segment, including segment expenses, and a reconciliation to net income:

| | **Years Ended December 31,** | | |
	2025	**2024**	**2023**
Product revenues, net	$ 780,567	$ 631,449	$ 566,767
Cost of product revenues (excluding intangible asset amortization)	95,418	88,801	94,838
Intangible asset amortization	221,892	165,304	145,760
Commercial expenses	161,495	91,225	68,513
Corporate expenses	45,550	33,702	32,322
Medical expenses	29,754	23,905	20,737
Technical operations expenses	526	1,751	2,000
Stock-based compensation expense	41,906	32,400	27,136
Other segment items (1)	4,390	24,466	8,500
Interest expense	82,312	73,974	83,339
Interest income	(11,289)	(13,976)	(15,615)
Loss on extinguishment of debt	15,994	11,329	23,504
Provision for income taxes	29,749	29,378	27,578
Net income	$ 62,870	$ 69,190	$ 48,155

(1) – Other segment expenses are primarily acquisition-related expenses, expenses related to the Company's CEO and other executive transitions, litigation settlements, and fair value remeasurement of contingent consideration.

Depreciation expense was $4,182, $3,856 and $3,496 in the years ended December 31, 2025, 2024 and 2023, respectively. Intangible asset amortization was $221,892, $165,304 and $145,760 in the years ended December 31, 2025, 2024 and 2023, respectively.

22. Unaudited Quarterly Operating Results

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2025 and 2024:

Year Ended December 31, 2025	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Product revenues, net	$ 177,757	$ 188,000	$ 209,361	$ 205,449
Cost of product revenues				
Cost of product revenues (excluding intangible asset amortization)	24,960	24,143	24,717	21,598
Intangible asset amortization	55,473	55,473	55,473	55,473
Total cost of product revenues	80,433	79,616	80,190	77,071
Gross profit	97,324	108,384	129,171	128,378
Operating expenses				
Selling, general and administrative	76,423	73,637	67,103	67,640
Gain on fair value remeasurement of contingent consideration	(786)	(358)	(19)	(19)
Total operating expenses	75,637	73,279	67,084	67,621
Income from operations	21,687	35,105	62,087	60,757
Interest expense	(20,790)	(20,463)	(21,767)	(19,292)
Interest income	2,225	2,383	3,116	3,565
Loss on extinguishment of debt	—	—	—	(15,994)
Income before income taxes	3,122	17,025	43,436	29,036
Provision for income taxes	705	5,042	11,929	12,073
Net income	$ 2,417	$ 11,983	$ 31,507	$ 16,963
Earnings per share — basic	$ 0.08	$ 0.38	$ 1.00	$ 0.54
Weighted-average shares — basic	31,793,739	31,810,612	31,571,410	31,652,987
Earnings per share — diluted	$ 0.07	$ 0.34	$ 0.84	$ 0.46
Weighted-average shares — diluted	32,840,153	39,075,703	39,439,890	40,076,457

Year Ended December 31, 2024	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
Product revenues, net	$	144,923	$	145,276	$	159,301	$	181,949
Cost of product revenues								
Cost of product revenues (excluding intangible asset amortization)		18,950		19,955		21,706		28,190
Intangible asset amortization		34,517		34,515		40,801		55,471
Total cost of product revenues		53,467		54,470		62,507		83,661
Gross profit		91,456		90,806		96,794		98,288
Operating expenses								
Selling, general and administrative		41,982		43,335		61,955		63,091
Gain on fair value remeasurement of contingent consideration		—		—		—		(2,914)
Total operating expenses		41,982		43,335		61,955		60,177
Income from operations		49,474		47,471		34,839		38,111
Interest expense		(17,339)		(15,587)		(18,394)		(22,654)
Interest income		4,487		4,397		3,280		1,812
Loss on extinguishment of debt		—		(7,184)		(4,145)		—
Income before income taxes		36,622		29,097		15,580		17,269
Provision for income taxes		8,909		9,491		6,245		4,733
Net income	$	27,713	$	19,606	$	9,335	$	12,536
Earnings per share — basic	$	0.86	$	0.60	$	0.29	$	0.39
Weighted-average shares — basic		32,326,589		32,433,025		32,259,468		32,078,621
Earnings per share — diluted	$	0.71	$	0.52	$	0.27	$	0.36
Weighted-average shares — diluted		41,438,466		40,383,694		40,163,266		40,109,649

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